Registration No. _________


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM N-4


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                      Pre-Effective Amendment No. _____ _____

                     Post-Effective Amendment No. _____ _____


                                     and/or


         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                             Amendment No. ________

                        (Check appropriate box or boxes)

         Principal  Life Insurance Company Separate Account B
--------------------------------------------------------------------------------
                           (Exact Name of Registrant)


                  Principal  Life Insurance Company
--------------------------------------------------------------------------------
                               (Name of Depositor)

          The Principal Financial Group, Des Moines, Iowa              50392
--------------------------------------------------------------------------------
  (Address of Depositor's Principal Executive Offices)               (Zip Code)


Depositor's Telephone Number, including Area Code   (515) 248-3842


  M. D. Roughton, The Principal Financial Group, Des Moines, Iowa  50392
--------------------------------------------------------------------------------
                     (Name and Address of Agent for Service)

     Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

     Title of Securities Being Registered: Principal Investment Plus Variable Annuity Contract with Premium Payment Credit Rider.

               PRINCIPAL LIFE INSURANCE COMPANY SEPARATE ACCOUNT B PRINCIPAL INVESTMENT PLUS VARIABLE ANNUITY CONTRACT

                       Registration Statement on Form N-4
                              Cross Reference Sheet

Form N-4 Item                                      Caption in Prospectus

Part A

  1.   Cover Page                                Principal  Life
                                                 Insurance Company Separate
                                                 Account B Investment Plus
                                                 Variable Annuity Contract

  2.   Definitions                               Glossary

  3.   Synopsis                                  Summary of Expense Information

  4.   Condensed Financial                       Condensed Financial Information
       Information                               Independent Auditors,
                                                 Financial Statements

  5.   General Description of                    Summary, The Company,
       Registrant                                The Separate Account, Voting
                                                 Rights, The Underlying Mutual
                                                 Funds

  6.   Deductions                                Summary, Charges and
                                                 Deductions, Annual Fee,
                                                 Mortality and Expense Risks
                                                 Charge, Transaction Fee,
                                                 Transfer Fee, Premium Taxes,
                                                 Surrender Charge,Administrative
                                                 Charge, Distribution of the
                                                 Contract

  7.   General Description of                    Summary, The Contract,
       Variable Annuity Contract                 To Buy a Contract, Purchase
                                                 Payments, Right to Examine the
                                                 Contract,
                                                 Prior  to  the Retirement Date,
                                                 Performance  Calculation,  The
                                                 Accumulation Period, The  Value
                                                 of Your Contract, Separate
                                                 Account Division,  Unscheduled
                                                 Transfers, Scheduled Transfers,
                                                 Automatic Portfolio
                                                 Rebalancing,  Surrenders, Total
                                                 Surrender,  Unscheduled
                                                 Partial  Surrender,  Scheduled
                                                 Partial Surrender, Death
                                                 Benefit Payment of Death
                                                 Benefit,  The Annuity  payment
                                                 Period,  Annuitization Date,
                                                 Annuity Payment Options,
                                                 Transfers,  The Separate
                                                 Account,  General  Provisions,
                                                 Rights Reserved by the Company,
                                                 Customer Inquiries

  8.   Annuity Period                            Annuity Payment Period,
                                                 Annuitization Date, Annuity
                                                 Payment Options

  9.   Death Benefit                             Death Benefit, Payment of Death
                                                 Benefit, Federal Tax Matters,
                                                 Non-Qualified Contracts,
                                                 Required Distributions for Non-
                                                 Qualified Contracts, IRA, SEP
                                                 and SIMPLE-IRA, Rollover IRAs

 10.   Purchase and Contract Value               Summary, The Contract,
                                                 To Buy a Contract, Purchase
                                                 Payments, Right to Examine the
                                                 Contract, Replacement
                                                 Contracts, The Accumulation
                                                 Period, The Value of Your
                                                 Contract, Purchase Payments,
                                                 Separate Account Division
                                                 Transfers, Delay of Payments,
                                                 Distribution of the
                                                 Contract

 11.   Redemptions                               Summary, Annuity Payment
                                                 Options, Surrenders,
                                                 Delay of Payments

 12.   Taxes                                     Summary, Annuity Payment
                                                 Options, Federal Tax Matters,
                                                 Non-Qualified Contracts,
                                                 Required Distributions for
                                                 Non-Qualified Contracts, IRA,
                                                 SEP, SAR/SEP and SIMPLE-IRA,
                                                 Rollover IRAs, Withholding,
                                                 Mutual Fund Diversification

 13.   Legal Proceedings                         Legal Proceedings

 14.   Table of Contents of the                  Table of Contents of the
       Statement of Additional                   Statement of Additional
       Information                               Information

Part B                                           Statement of Additional
                                                 Information

                                                 Caption**

 15.   Cover Page                                Principal  Life
                                                 Insurance Company Separate
                                                 Account B Investment Plus
                                                 Variable Annuity Contract

 16.   Table of Contents                         Table of Contents

 17.   General Information and                   None
       History

 18.   Services                                  Independent Auditors**,
                                                 Independent Auditors

 19.   Purchase of Securities                    Summary**, Purchase Payments
       Being Offered                             Distribution of the Contract

 20.   Underwriters                              Summary**, Distribution of the
                                                 Contract**

 21.   Calculation of Performance                Calculation of Yield and
       Data                                      Total Return

 22.   Annuity Payments                          Annuity Payment Options**

 23.   Financial Statements                      Financial Statements

** Prospectus caption given where appropriate.

                 PRINCIPAL INVESTMENT PLUS VARIABLE ANNUITY/SM/

           Issued by Principal Life Insurance Company (the "Company")

                        This prospectus is dated XXXXXX.


The individual deferred annuity contract ("Contract") described in this prospectus is funded with the Principal Life Insurance Company Separate Account B ("Separate Account"), dollar cost averaging fixed accounts ("DCA Plus Accounts") and a Fixed Account. The DCA Plus Accounts and the Fixed Account are a part of the General Account of the Company. The assets of the Separate Account Divisions ("divisions") are invested in the following underlying mutual funds:

     AIM V.I. Basic Value Fund - Series I                                          Principal Variable Contracts Fund
     AIM V.I. SmallCap Equity Fund - Series I                                      Equity Growth Account
     AllianceBernstein Variable Products Series Fund, Inc.                         Equity Income Account
     AllianceBernstein Small Cap Growth Portfolio                                  Equity Value Account
     American Century Variable Portfolios, Inc.                                    Government Securities Account
     Inflation Protection Fund - Class II                                          Growth Account
     Ultra Fund - Class II                                                         International Account
     Vista Fund - Class I                                                          International Emerging Markets
                                                                                   Account
     Dreyfus Investment Portfolios                                                 International SmallCap Account
     Technology Growth Portfolio - Service Shares                                  LargeCap Blend Account
     Fidelity Variable Insurance Products                                          LargeCap Stock Index Account
     Contrafund Portfolio - Service Class 2                                        LargeCap Value Account
     Equity-Income Portfolio - Service Class 2                                     Limited Term Bond Account
     Growth Portfolio - Service Class 2                                            MidCap Account
     Mid Cap Portfolio - Service Class 2                                           MidCap Growth Account
     Overseas Portfolio - Service Class 2                                          MidCap Value Account
     Goldman Sachs Variable Insurance Trust                                        Money Market Account
     Core Small Cap Equity Fund                                                    Principal LifeTime Strategic
                                                                                   Income Account
     Mid Cap Value Fund                                                            Principal LifeTime 2010 Account
     Neuberger Berman Advisers Management Trust                                    Principal LifeTime 2020 Account
     Fasciano Portfolio - S Class                                                  Principal LifeTime 2030 Account
     High Income Bond - S Class                                                    Principal LifeTime 2040 Account
     Partners Portfolio - I Class                                                  Principal LifeTime 2050 Account
     Socially Responsive Portfolio - I Class                                       Real Estate Securities Account
     Principal Variable Contracts Fund                                             SmallCap Growth Account
     Asset Allocation Account                                                      SmallCap Value Account
     Bond Account                                                                  T. Rowe Price Blue Chip Growth
                                                                                   Portfolio - II
     Capital Value Account                                                         T. Rowe Price Health Sciences
                                                                                   Portfolio - II



This prospectus provides information about the Contract and the Separate Account that you, as owner, should know before investing. It should be read and retained for future reference. Additional information about the Contract is included in the Statement of Additional Information ("SAI"), dated XXXXXXX, which has been filed with the Securities and Exchange Commission (the "SEC"). The SAI is a part of this prospectus. The table of contents of the SAI is at the end of this prospectus. You may obtain a free copy of the SAI by writing or telephoning:

                 Principal Investment Plus Variable Annuity/sm/
                           Principal Financial Group
                                 P. O. Box 9382
                          Des Moines, Iowa 50306-9382
                            Telephone:1-800-852-4450

An investment in the Contract is not a deposit or obligation of any bank and is not insured or guaranteed by any bank, the Federal Deposit Insurance Corporation or any other government agency.

As the owner of this Contract, you may elect a premium payment credit rider with an additional charge and an associated 9-year surrender charge period. The premium payment credit rider is only available when the Contract is issued. The portions of this prospectus that specifically pertain to election of the premium payment credit rider are shown by gray boxes.


The charges used to recoup our expense of paying the premium payment credit include the surrender charge and the premium payment credit rider charge.


The Contract is available with or without the premium payment credit rider. There may be circumstances where electing the premium payment credit rider is not to your advantage. In certain circumstances, the amount of the credit may be more than offset by the charges associated with it. The Contract without the premium payment credit rider has surrender charges and total annual expenses that may be lower than the charges for the Contract with the premium payment credit rider. You should consult with your sales representative to decide if the premium payment credit rider is suitable. In making this determination, you and your sales representative should consider the following factors:
.. the length of time you plan to own the Contract;
.. the frequency, amount and timing of any partial surrenders; and .. the amount and timing of your premium payment(s).

If you decide to return the Contract during the examination offer period, we will recover any premium payment credit amount. If the value of the premium payment credit has declined during the examination offer period, we still recover the full amount of the premium payment credit. Additionally, if you request commencement of annuity benefits prior to the third contract anniversary, we will recover any premium payment credit.






These securities have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


This prospectus is valid only when accompanied by the current prospectuses for the underlying mutual funds. These prospectuses should be kept for future reference.

                               TABLE OF CONTENTS


GLOSSARY................................................................

SUMMARY OF EXPENSE INFORMATION..........................................

SUMMARY.................................................................

 Investment Limitations.................................................

 Separate Account Investment Options....................................

 Transfers..............................................................

 Surrenders.............................................................

 Charges and Deductions.................................................

 Annuity Benefit Payments...............................................

 Death Benefit..........................................................

 Examination Offer Period (Free-Look)...................................

THE PRINCIPAL INVESTMENT PLUS VARIABLE ANNUITY..........................

THE COMPANY.............................................................

THE SEPARATE ACCOUNT....................................................

THE UNDERLYING MUTUAL FUNDS.............................................

THE CONTRACT............................................................

 To Buy a Contract......................................................

 Premium Payments.......................................................

 Right to Examine the Contract (Free-Look)..............................

 Replacement Contracts..................................................

 Premium Payment Credit Rider...........................................

 The Accumulation Period................................................

 Automatic Portfolio Rebalancing (APR)..................................

 Telephone and Internet Services........................................

 Surrenders.............................................................

 Investor Protector Plus Rider..........................................

 Death Benefit..........................................................

 Enhanced Death Benefit Rider...........................................

 The Annuity Benefit Payment Period.....................................

CHARGES AND DEDUCTIONS..................................................

 Annual Fee.............................................................

 Mortality and Expense Risks Charge.....................................

 Premium Payment Credit.................................................

 Transaction Fee........................................................

 Transfer Fee...........................................................

 Premium Taxes..........................................................

 Surrender Charge.......................................................

 Free Surrender Privilege...............................................

 Administration Charge..................................................

 Special Provisions for Group or Sponsored Arrangements.................

FIXED ACCOUNT AND DCA PLUS ACCOUNTS.....................................

 Fixed Account..........................................................

 Fixed Account Accumulated Value........................................

 Fixed Account Transfers, Total and Partial Surrenders..................

 Dollar Cost Averaging Plus Program (DCA Plus Program)..................

GENERAL PROVISIONS......................................................

 The Contract...........................................................

 Delay of Payments......................................................

 Misstatement of Age or Gender..........................................

 Assignment.............................................................

 Change of Owner or Annuitant ...........................................

 Beneficiary............................................................

 Contract Termination...................................................

 Reinstatement..........................................................

 Reports................................................................

 Important Information about Procedures .................................

RIGHTS RESERVED BY THE COMPANY..........................................

 Market Timing Disclosure...............................................

DISTRIBUTION OF THE CONTRACT............................................

PERFORMANCE CALCULATION.................................................

VOTING RIGHTS...........................................................

FEDERAL TAX MATTERS.....................................................

 Non-Qualified Contracts................................................

 Required Distributions for Non-Qualified Contracts.....................

 IRA, SEP and SIMPLE-IRA................................................

 Rollover IRAs..........................................................

 Withholding............................................................

MUTUAL FUND DIVERSIFICATION.............................................

STATE REGULATION........................................................

GENERAL INFORMATION.....................................................

FINANCIAL STATEMENTS....................................................

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION............

APPENDIX A..............................................................

The Contract offered by this prospectus may not be available in all states. This prospectus is not an offer to sell, or solicitation of an offer to buy, the Contract in states in which the offer or solicitation may not be lawfully made. No person is authorized to give any information or to make any representation in connection with this Contract other than those contained in this prospectus.

GLOSSARY


ACCUMULATED VALUE - an amount equal to the DCA Plus Account(s) accumulated value plus the Fixed Account accumulated value plus the Separate Account division accumulated value.


ANNIVERSARY - the same date and month of each year following the contract date.


ANNUITANT - the person, including any joint annuitant, on whose life the annuity benefit payment is based. This person may or may not be the owner.


ANNUITIZATION DATE - the date the owner's accumulated value is applied, under an annuity benefit payment option, to make income payments.


CONTRACT DATE - the date that the Contract is issued and which is used to determine contract years.


CONTRACT YEAR - the one-year period beginning on the contract date and ending one day before the contract anniversary and any subsequent one-year period beginning on a contract anniversary. (e.g. If the contract date is June 5, 2004, the first contract year ends on June 4, 2005, and the first contract anniversary falls on June 5, 2005.)


DOLLAR COST AVERAGING PLUS (DCA PLUS) ACCOUNT - an account which earns guaranteed interest for a specific amount of time.


DOLLAR COST AVERAGING PLUS (DCA PLUS) ACCUMULATED VALUE - the amount of your accumulated value which is in the DCA Plus Account(s).


DOLLAR COST AVERAGING PLUS (DCA PLUS) PROGRAM - a program through which premium payments are transferred from a DCA Plus Account to the investment options over a specified period of time.


FIXED ACCOUNT - an account which earns guaranteed interest.


FIXED ACCOUNT ACCUMULATED VALUE - the amount of your accumulated value which is in the Fixed Account.


INVESTMENT OPTIONS - the DCA Plus Accounts, Fixed Account and Separate Account divisions.


JOINT ANNUITANT - an annuitant whose life determines the annuity benefit under this Contract. Any reference to the death of the annuitant means the death of the first annuitant to die.


JOINT OWNER - an owner who has an undivided interest with the right of survivorship in this Contract with another owner. Any reference to the death of the owner means the death of the first owner to die.


NON-QUALIFIED CONTRACT - a Contract which does not qualify for favorable tax treatment as a Qualified Plan, Individual Retirement Annuity, Roth IRA, SEP IRA, Simple-IRA or Tax Sheltered Annuity.


NOTICE - any form of communication received by us, at the annuity service office, either in writing or in another form approved by us in advance.


Your notices may be mailed to us at:
   Principal Life Insurance Company
   P O Box 9382
   Des Moines, Iowa 50306-9382

OWNER - the person, including joint owner, who owns all the rights and privileges of this Contract.


PREMIUM PAYMENTS - the gross amount contributed to the Contract.

QUALIFIED PLANS - retirement plans which receive favorable tax treatment under
Section 401 or 403(a) of the Internal Revenue Code.


SEPARATE ACCOUNT DIVISION (DIVISION(S)) - a part of the Separate Account which invests in shares of an underlying mutual fund. (Referred to in the marketing materials as "sub-accounts.")


SEPARATE ACCOUNT DIVISION ACCUMULATED VALUE - the amount of your accumulated value in all divisions.


SURRENDER CHARGE - the charge deducted upon certain partial surrenders or total surrender of the Contract before the annuitization date.


SURRENDER VALUE - accumulated value less any applicable surrender charge, rider fee, annual fee, transaction fee and any premium or other taxes.


UNDERLYING MUTUAL FUND - a registered open-end investment company, or a separate division or portfolio thereof, in which a division invests.


UNIT - the accounting measure used to calculate the value of a division.


UNIT VALUE - a measure used to determine the value of an investment in a division.


VALUATION DATE - each day the New York Stock Exchange ("NYSE") is open for trading and trading is not restricted.


VALUATION PERIOD - the period of time from one determination of the value of a unit of a division to the next. Each valuation period begins at the close of normal trading on the NYSE, generally 4:00 p.m. E.T., on each valuation date and ends at the close of normal trading of the NYSE on the next valuation date.


YOU, YOUR - the owner of this Contract, including any joint owner.

SUMMARY OF EXPENSE INFORMATION


The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract or transfer cash value between investment options. State premium taxes may also be deducted.

                     CONTRACT OWNER TRANSACTION EXPENSES
 ------------------------------------------------------------------------------
 Sales charge imposed on premium payments (as a   .none
 percentage of premium payments)
 ------------------------------------------------------------------------------
 Maximum deferred surrender charge (as a          .6%
 percentage of amount surrendered)/(1)/
 ------------------------------------------------------------------------------
 Maximum deferred surrender charge for Contracts
 with the premium payment credit rider (as a      .8%
 percentage of amount surrendered)/(2)/
 ------------------------------------------------------------------------------
 Transaction Fees (as a percentage of amount
 surrendered)                                     .$30 for each unscheduled
 . guaranteed maximum                               partial surrender after the
                                                    12th in a contract year
                                                  .zero
 .current
 ------------------------------------------------------------------------------
 Transfer Fee/(3)/                                .$30 for each unscheduled
 . guaranteed maximum                               transfer after the first in
                                                    a contract year
 .current                                         .zero
 ------------------------------------------------------------------------------

(1) Surrender charge without the premium payment credit rider (as a percentage of amounts surrendered):

                    TABLE OF SURRENDER CHARGES WITHOUT THE PREMIUM PAYMENT CREDIT RIDER
                    --------------------------------------------------------------------
                    NUMBER OF COMPLETED CONTRACT YEARS   SURRENDER CHARGE APPLIED TO ALL
                        SINCE EACH PREMIUM PAYMENT         PREMIUM PAYMENTS RECEIVED IN
                                 WAS MADE                       THAT CONTRACT YEAR
                    ----------------------------------   -------------------------------
                       0 (year of premium payment)                      6%
                                    1                                   6%
                                    2                                   6%
                                    3                                   5%
                                    4                                  4%
                                    5                                   3%
                                    6                                   2%
                               7 and later                              0%


(2) Surrender charge with the premium payment credit rider (as a percentage of amounts surrendered):


                     TABLE OF SURRENDER CHARGES WITH THE PREMIUM PAYMENT CREDIT RIDER
                    -------------------------------------------------------------------
                    NUMBER OF COMPLETED CONTRACT YEARS   SURRENDER CHARGE APPLIED TO ALL
                        SINCE EACH PREMIUM PAYMENT        PREMIUM PAYMENTS RECEIVED IN
                                 WAS MADE                      THAT CONTRACT YEAR
                    ----------------------------------   -------------------------------
                       0 (year of premium payment)                      8%
                                    1                                   8%
                                    2                                  %
                                    3                                  %
                                    4                                  %
                                    5                                  %
                                    6                                  %
                                    7                                  %
                                    8                                  %
                               9 and later                              0%

(3) Please note that in addition to the fees shown, additional transfer fees or restrictions may be imposed by federal regulators, state regulators and/or sponsors of the underlying mutual funds.


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including underlying mutual fund fees and expenses.

 Annual Contract Fee (waived for Contracts with         the lesser of $30 or 2% of the accumulated value
 accumulated value of $30,000 or more)
 -------------------------------------------------------------------------------------------------------------
 Separate Account Annual Expenses (as a percentage of
 average account value)
 . Mortality and Expense Risk Fees
                                                                      1.25                                  %
 -------------------------------------------------------------------------------------------------------------
 Administrative Charge
 . guaranteed maximum

 .current
 -------------------------------------------------------------------------------------------------------------

The next table provides a summary of the fees and charges that you will pay if you elect the optional benefits.

                                               ADDITIONAL BENEFITS
 ------------------------------------------------------------------------------------------------------------------
              RIDER                         CHARGE IS DEDUCTED:                        AMOUNT DEDUCTED
 ------------------------------------------------------------------------------------------------------------------
 Enhanced Death Benefit rider      quarterly (by redemption of units)
 . guaranteed maximum                                                      .0.075% of average quarterly
                                                                             accumulated value
 .current                                                                  .0.0625% of average quarterly
                                                                             accumulated value
 ------------------------------------------------------------------------------------------------------------------
 Investment Protector Plus rider   quarterly (by redemption of units)
 . guaranteed maximum                                                      .0.2125% of the average quarterly
                                                                             Investment Back remaining withdrawal
                                                                             benefit base
 .current                                                                  .0.15% of the average quarterly
                                                                             Investment Back remaining withdrawal
                                                                             benefit base
 ------------------------------------------------------------------------------------------------------------------
 Premium Payment Credit rider      daily (during first 8 contract years)
 . guaranteed maximum                                                      .0.60% of accumulated value in the
                                                                             divisions plus a reduction of up to
                                                                             0.60% of the Fixed Account interest
                                                                             rate
 .current                                                                  .0.60% of accumulated value in the
                                                                             divisions
 ------------------------------------------------------------------------------------------------------------------


The next item shows the minimum and maximum total operating expenses charged by the underlying mutual funds that you may pay periodically during the time that you own the contract. More detail concerning the fees and expenses of each underlying mutual fund is contained in its prospectus.

Annual Underlying Mutual Fund Operating Expenses as of December 31, 2003.

                                                                            MINIMUM        MAXIMUM
 -----------------------------------------------------------------------------------------------------
 Total annual underlying mutual fund operating expenses (expenses that
 are deducted from underlying mutual fund assets, including management            %         4.59%
 fees, distribution and/or service (12b-1) fees and other expenses)
 -----------------------------------------------------------------------------------------------------

Annual expenses of the underlying mutual funds (as a percentage of average net assets) as of December 31, 2003:

                             MANAGEMENT  12B-1   OTHER
  UNDERLYING MUTUAL FUNDS       FEES     FEES   EXPENSES   TOTAL EXPENSES/(1)/
  -----------------------    ----------  -----  --------  ---------------------
 AIM V.I. Basic Value Fund
 - Series I                      0.73     N/A     0.31         1.04
 AIM V.I. SmallCap Equity
 Fund - Series I                 0.85     N/A     0.70        1.55/(2)/
 AllianceBernstein Small
 Cap Growth Portfolio            1.00     N/A     0.36        1.36/(3)/
 American Century VP
 Inflation Protection Fund
 - Class II                      0.50    0.25     0.00         0.75
 American Century VP Ultra
 - Class II                      0.90    0.25     0.01         1.16
 American Century VP Vista
 Fund - Class I                  1.00     N/A     0.00         1.00
 Dreyfus IP Technology
 Growth - Service Shares         0.75    0.25     0.13         1.13
 Fidelity VIP Contrafund -
 Service Class 2                 0.58    0.25     0.10        0.93/(4)/
 Fidelity VIP Equity-Income
 - Service Class 2               0.48    0.25     0.09        0.82/(4)/
 Fidelity VIP Growth -
 Service Class 2                 0.58    0.25     0.09        0.92/(4)/
 Fidelity VIP Mid Cap -
 Service Class 2                 0.58    0.25     0.12         0.95(4)
 Fidelity VIP Overseas -
 Service Class 2                 0.73    0.25     0.18        1.16/(4)/
 Goldman Sachs VIT Core
 Small Cap Equity                0.75     N/A     0.15        0.90/(5)/
 Goldman Sachs VIT Mid Cap
 Value                           0.80     N/A     0.11        0.91/(6)/
 Neuberger Berman AMT
 Fasciano Portfolio - S
 Class                           1.15    0.25     3.19        4.59/(7)/
 Neuberger Berman AMT High
 Income Bond Portfolio - S
 Class                           0.48    0.25     0.30        1.03/(8)/
 Neuberger Berman AMT
 Partners Portfolio - I
 Class                           0.83     N/A     0.08        0.91/(//7)/
 Neuberger Berman AMT
 Socially Responsive
 Portfolio - I Class             0.85     N/A     1.45        2.30/(7)(9)/
 Principal VCF Asset
 Allocation                      0.80     N/A     0.05         0.85
 Principal VCF Bond              0.46     N/A     0.01         0.47
 Principal VCF Capital
 Value                           0.60     N/A     0.01        0.61/(10)/
 Principal VCF Equity
 Growth                          0.76     N/A     0.01        0.77/(10)/
 Principal VCF Equity
 Income                          0.60     N/A     0.01         0.61
 Principal VCF Equity Value      0.85     N/A     0.12        0.97/(8)/
 Principal VCF Government
 Securities                      0.43     N/A     0.01         0.44
 Principal VCF Growth            0.60     N/A     0.01        0.61/(10)/
 Principal VCF
 International                   0.85     N/A     0.08        0.93/(10)/
 Principal VCF
 International Emerging
 Markets                         1.25     N/A     0.59        1.84/(11)(12)/
 Principal VCF
 International SmallCap          1.20     N/A     0.13        1.33/(10)/
 Principal VCF LargeCap
 Blend                           0.75     N/A     0.08        0.83/(12)(13)/
 Principal VCF LargeCap
 Stock Index                     0.35     N/A     0.04        0.39/(12)//(14)/
 Principal VCF LargeCap
 Value                           0.75     N/A     0.04        0.79/(12)(13)/
 Principal VCF Limited Term
 Bond                            0.50     N/A     0.07        0.57/(12)(15)/
 Principal VCF MidCap            0.60     N/A     0.01        0.61/(10)/
 Principal VCF MidCap
 Growth                          0.90     N/A     0.04        0.94/(13)/
 Principal VCF MidCap Value      1.05     N/A     0.03        1.08/(13)/
 Principal VCF Money Market      0.48     N/A     0.01         0.49
 Principal VCF Principal
 LifeTime 2010                 0.1225     N/A     0.10       0.2225/(8)(12)/
 Principal VCF Principal
 LifeTime 2020                 0.1225     N/A     0.07       0.1925/(8)(12)/
 Principal VCF Principal
 LifeTime 2030                 0.1225     N/A     0.07       0.1925/(8)//(12)/
 Principal VCF Principal
 LifeTime 2040                 0.1225     N/A     0.23       0.3525/(8)(12)/
 Principal VCF Principal
 LifeTime 2050                 0.1225     N/A     0.42       0.5425/(8)(12)/
 Principal VCF Principal
 LifeTime Strategic Income     0.1225     N/A     0.26       0.3825/(8)(12)/
 Principal VCF Real Estate
 Securities                      0.90     N/A     0.02        0.92/(10)/
 Principal VCF SmallCap
 Growth                          1.00     N/A     0.02        1.02/(13)/
 Principal VCF SmallCap
 Value                           1.10     N/A     0.08        1.18/(13)/
 T. Rowe Price Blue Chip
 Growth Portfolio - II           0.85    0.25     0.00         1.10
 T. Rowe Price Health
 Sciences Portfolio - II         0.95    0.25     0.00         1.20

 /(1)/ The Company and Princor Financial Services Corporation may receive a portion of the underlying fund expenses for record keeping, marketing and distribution services.

/ //(2)/ The Fund's advisor has contractually agreed to waive advisory fees or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items) to 1.30%. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, certain expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses to exceed the 1.30% cap. This expense limitation agreement is in effect through December 31, 2004.
/ //(3)/ Total portfolio operating expenses do not reflect Alliance's waiver of a portion of its advisory fee. This waiver is effective as of January 1, 2004 and the fee reduction is expected to continue for a period of at least five years. The advisory fees after waiver for the Portfolio and, after giving effect to the advisory fee waiver, total portfolio operating expenses would be 0.75% and 1.11% respectively.
/ //(4)/ Fidelity Management & Research Company has voluntarily agreed to reimburse the fund to the extent that total operating expenses, as a percentage of average net assets, exceed the following rates: VIP Contrafund 0.90%; VIP Equity-Income 0.81%, VIP Growth 0.89%, VIP Mid Cap 0.93% and VIP Overseas 1.12%. These arrangements may be discontinued by FMR at any time.
/ //(5) /Effective December 22, 2003, the Investment Adviser has contractually agreed to limit "Other Expenses" (excluding certain items) and "Total Fund Operating Expenses" to the extent that such expenses exceed, on an annual basis, 0.11% and 0.90%, respectively of the Fund's average daily net assets. The Investment Adviser has contractually agreed to maintain these expense limitations through June 30, 2005.
/ //(6) /The Investment Adviser has voluntarily agreed to reduce or limit "Other
 Expenses" (excluding certain items) equal on an annualized basis to 0.25% of the average daily net assets of the Fund. The Investment Adviser may cease or modify the expense limitation at its discretion at any time.
/ //(7) /Neuberger Berman Management Inc. ("NBMI") has undertaken through
 December 31, 2007 to waive fees and/or reimburse certain operating expenses that exceed, in the aggregate, 1% of the Partners Portfolio's average daily net asset value; 1.40% of the average daily net asset value of the Fasciano Portfolio; 1.50% of the average daily net asset value of the Scoially Responsive Portfolio.
/ //(8)/ Expenses for this Fund are estimated.
/ //(9) /NBMI has voluntarily committed to waive fees and/or reimburse expenses for an additional 0.20% of the average daily net asset value of the Socially Responsive Portfolio to maintain the Portfolio's net operating expense ratio at 1.30%. NBMI can, at its sole discretion, on at least 30 days' notice terminate this voluntary waiver and/or reimbursement commitment.
/ //(10) /Expense ratio without fees paid indirectly.
/ //(11) /Expense ratio without fees paid indirectly and the Manager's voluntary expense limit (which increased May 1, 2003).
/ //(12)/ Principal Management Corporation voluntarily agreed to reimburse the total annual expenses through April 30, 2004. With the expense limit, the total annual expenses through April 30, 2004 were: 2.00% for International Emerging Markets Account; 1.00% for LargeCap Blend Account; 1.00% for LargeCap Value Account; 0.40% for LargeCap Stock Index Account and 0.75% for Limited Term Bond Account. Principal Management Corporation has voluntarily agreed to reimburse the total annual expenses through April 30, 2005 so that they will not exceed 0.40% for LargeCap Stock Index Account; 0.16% for Principal LifeTime 2010 Account; 0.13% for Principal LifeTime 2020 Account; 0.16% for Principal LifeTime 2030 Account; 0.14% for Principal LifeTime 2040 Account; 0.13% for Principal LifeTime 2050 Account and 0.14% for Principal LifeTime Strategic Income Account.
/ //(13) /Expense ratio without fees paid indirectly and the Manager's voluntary expense limit.
/ //(1//4//) /Expense ratio without the Manager's voluntary expense limit.

EXAMPLE
This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, Separate Account annual expenses, and underlying mutual fund fees and expenses.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees (including an Annual Contract Fee of $30) and expenses of any of the underlying mutual funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your contract at the end of the applicable time period:

 Separate Account Division                                                  1 YEAR  1 YEAR  3 YEARS  3 YEARS  5 YEARS  5 YEARS   10
 -------------------------                                                  ------  ------  -------  -------  -------  -------  YEAR
                                                                                                                                ----
 AIM V.I. Basic Value                                                       $  862  $1,122  $1,305   $1,583   $1,675   $2,069  $2,92
 AIM V.I. SmallCap Equity                                                      913   1,172   1,457    1,732    1,925    2,311   3,41
 AllianceBernstein Small Cap Growth                                            894   1,154   1,401    1,677    1,833    2,222   3,23
 American Century VP Inflation Protection                                      883   1,093   1,218    1,498    1,530    1,928   2,63
 American Century VP Ultra                                                     874   1,134   1,341    1,618    1,735    2,126   3,04
 American Century VP Vista                                                     858   1,118   1,293    1,571    1,655    2,049   2,88
 Dreyfus IP Technology Growth                                                  870   1,130   1,329    1,607    1,715    2,107   3,00
 Fidelity VIP Contrafund                                                       851   1,111   1,273    1,551    1,621    2,016   2,81
 Fidelity VIP Equity-Income                                                    840   1,100   1,239    1,518    1,565    1,962   2,70
 Fidelity VIP Growth                                                           850   1,110   1,270    1,548    1,616    2,011   2,80
 Fidelity VIP Mid Cap                                                          853   1,113   1,279    1,557    1,631    2,025   2,83
 Fidelity VIP Overseas                                                         874   1,134   1,341    1,618    1,735    2,126   3,04
 Goldman Sachs VIT Core Small Cap Equity                                       848   1,108   1,264    1,542    1,606    2,001   2,78
 Goldman Sachs VIT Mid Cap Value                                               849   1,109   1,267    1,545    1,611    2,006   2,79
 Neuberger Berman AMT Fasciano                                               1,211   1,468   2,311    2,570    3,284    3,626   5,80
 Neuberger Berman AMT High Income Bond                                         832   1,092   1,215    1,495    1,525    1,923   2,62
 Neuberger Berman AMT Partners                                                 849   1,109   1,267    1,545    1,611    2,006   2,79
 Neuberger Berman AMT Socially Responsive                                      987   1,246   1,675    1,946    2,281    2,656   4,07
 Asset Allocation                                                              843   1,103   1,248    1,527    1,580    1,977   2,73
 Bond                                                                          805   1,065   1,134    1,414    1,388    1,790   2,34
 Capital Value                                                                 819   1,079   1,176    1,456    1,459    1,859   2,49
 Equity Growth                                                                 835   1,095   1,224    1,504    1,540    1,938   2,65
 Equity Income                                                                 819   1,079   1,176    1,456    1,459    1,859   2,49
 Equity Value                                                                  855   1,115   1,286    1,563    1,640    2,035   2,85
 Government Securities                                                         802   1,062   1,124    1,405    1,373    1,775   2,31
 Growth                                                                        819   1,079   1,176    1,456    1,459    1,859   2,49
 International                                                                 851   1,111   1,273    1,551    1,621    2,016   2,81
 International Emerging Markets                                                942   1,201   1,542    1,815    2,065    2,446   3,67
 International SmallCap                                                        891   1,151   1,392    1,668    1,818    2,207   3,20
 LargeCap Blend                                                                841   1,101   1,242    1,521    1,570    1,967   2,71
 LargeCap Stock Index                                                          797   1,057   1,109    1,391    1,347    1,750   2,26
 LargeCap Value                                                                837   1,097   1,230    1,510    1,550    1,948   2,67
 Limited Term Bond                                                             815   1,075   1,164    1,444    1,439    1,840   2,45
 MidCap                                                                        819   1,079   1,176    1,456    1,459    1,859   2,49
 MidCap Growth                                                                 852   1,112   1,276    1,554    1,626    2,020   2,82
 MidCap Value                                                                  866   1,126   1,317    1,595    1,695    2,088   2,96
 Money Market                                                                  807   1,067   1,140    1,420    1,398    1,800   2,36
 Principal LifeTime Strategic Income                                           796   1,056   1,107    1,388    1,343    1,747   2,25
 Principal LifeTime 2010                                                       780   1,040   1,058    1,340    1,261    1,667   2,08
 Principal LifeTime 2020                                                       777   1,037   1,049    1,331    1,245    1,652   2,05
 Principal LifeTime 2030                                                       777   1,037   1,049    1,331    1,245    1,652   2.05
 Principal LifeTime 2040                                                       812   1,072   1,156    1,436    1,425    1,826   2,42
 Principal LifeTime 2050                                                       793   1,053   1,098    1,379    1,328    1,732   2,22
 Real Estate Securities                                                        850   1,110   1,270    1,548    1,616    2,011   2,80
 SmallCap Growth                                                               860   1,120   1,299    1,577    1,665    2,059   2,90
 SmallCap Value                                                                876   1,136   1,347    1,624    1,745    2,136   3,06
 T. Rowe Price Blue Chip Growth                                                868   1,128   1.323    1,601    1,705    2,098   2,98
 T. Rowe Price Health Sciences                                                 878   1,138   1,353    1,630    1,754    2,145   3,08

 * After expense reimbursement

(2) If you do not surrender your Contract or if you elect to receive payments under an annuity benefit payment option:

        SEPARATE ACCOUNT DIVISION          1 YEAR  1 YEAR  3 YEARS  3 YEARS  5 YEARS  5 YEARS  10 YEARS   10 YEARS
        -------------------------          ------  ------  -------  -------  -------  -------  --------   --------
 AIM V.I. Basic Value                       $262    $322   $  805   $  983   $1,375   $1,669    $2,925     $3,494
 AIM V.I. SmallCap Equity                    313     372      957    1,132    1,625    1,911     3,411      3,950
 AllianceBernstein Small Cap Growth          294     354      901    1,077    1,533    1,822     3,233      3,783
 American Century VP Inflation Protection    233     293      718      898    1,230    1,528     2,636      3,223
 American Century VP Ultra                   274     334      841    1,018    1.435    1,726     3,041      3,604
 American Century VP Vista                   258     318      793      971    1,355    1,649     2,885      3,457
 Dreyfus IP Technology Growth                270     330      829    1,007    1,415    1,707     3,003      3,567
 Fidelity VIP Contrafund                     251     311      773      951    1,321    1,616     2,816      3,392
 Fidelity VIP Equity-Income                  240     300      739      918    1,265    1,562     2,706      3,290
 Fidelity VIP Growth                         250     310      770      948    1,316    1,611     2,806      3,383
 Fidelity VIP Mid Cap                        253     313      779      957    1,331    1,625     2,836      3,411
 Fidelity VIP Overseas                       274     334      841    1,018    1,435    1,726     3,041      3,604
 Goldman Sachs VIT Core Small Cap Equity     248     308      764      942    1,306    1,601     2,786      3,365
 Goldman Sachs VIT Mid Cap Value             249     309      767      945    1,311    1,606     2,796      3,374
 Neuberger Berman AMT Fasciano               611     668    1,811    1,970    2,984    3,226     5,801      6,182
 Neuberger Berman AMT High Income Bond       232     292      715      895    1,225    1,523     2,626      3,214
 Neuberger Berman AMT Partners               249     309      767      945    1,311    1,606     2,796      3,374
 Neuberger Berman AMT Socially Responsive    387     446    1,175    1,346    1,981    2,256     4,079      4,574
 Asset Allocation                            243     303      748      927    1,280    1.577     2,736      3,318
 Bond                                        205     265      634      814    1,088    1,390     2,348      2,954
 Capital Value                               219     279      676      856    1.159    1,459     2,493      3,090
 Equity Growth                               235     295      724      904    1,240    1,538     2,656      3,242
 Equity Income                               219     279      676      856    1,159    1,459     2,493      3,090
 Equity Value                                255     315      785      963    1,340    1,635     2,856      3,430
 Government Securities                       202     262      624      805    1,073    1,375     2,317      2,925
 Growth                                      219     279      676      856    1,159    1,459     2,493      3,090
 International                               251     311      773      951    1,321    1,616     2,816      3,392
 International Emerging Markets              342     401    1,042    1,215    1,765    2,046     3,676      4,197
 International SmallCap                      291     351      892    1,068    1,518    1,807     3,204      3,756
 LargeCap Blend                              241     301      742      921    1,270    1,567     2,716      3,299
 LargeCap Stock Index                        197     257      609      791    1,047    1,350     2,264      2,875
 LargeCap Value                              237     297      730      910    1,250    1,548     2,676      3,261
 Limited Term Bond                           215     275      664      844    1,139    1,440     2,452      3.051
 MidCap                                      219     279      676      856    1,159    1,459     2,493      3,090
 MidCap Growth                               252     312      776      954    1,326    1,620     2,826      3,402
 MidCap Value                                266     326      817      995    1,395    1,688     2,964      3,531
 Money Market                                207     267      640      820    1,098    1,400     2,369      2,973
 Principal LifeTime Strategic Income         196     256      607      788    1,043    1,347     2,256      2,868
 Principal LifeTime 2010                     180     240      558      740      961    1,267     2,087      2,709
 Principal LifeTime 2020                     177     237      549      731      945    1,252     2,054      2,679
 Principal LifeTime 2030                     177     237      549      731      945    1,252     2,054      2,679
 Principal LifeTime 2040                     212     272      656      836    1,125    1,426     2,423      3,024
 Principal LifeTime 2050                     193     253      598      779    1,028    1,332     2,225      2,838
 Real Estate Securities                      250     310      770      948    1,316    1,611     2,806      3,383
 SmallCap Growth                             260     320      779      977    1,365    1,659     2,905      3,476
 SmallCap Value                              276     336      847    1,024    1,445    1,736     3,061      3,622
 T. Rowe Price Blue Chip Growth              268     328      823    1,001    1,405    1,698     2,983      3,549
 T. Rowe Price Health Sciences               278     338      853    1,030    1,454    1,745     3,080      3,640

 * After expense reimbursement

SUMMARY


This prospectus describes a flexible variable annuity offered by the Company.
The Contract is designed to provide individuals with retirement benefits, including:
.. Individual Retirement Annuity plans ("IRA Plans"), Simplified Employee Pension plans ("SEPs") and Savings Incentive Match Plan for Employees ("SIMPLE") IRAs adopted according to Section 408 of the Internal Revenue Code; and
.. non-qualified retirement programs.

This is a brief summary of the Contract's features. More detailed information follows later in this prospectus.


INVESTMENT LIMITATIONS
.. Initial premium payment must be $5,000 or more for non-qualified contracts. .. Initial premium payment must be $2,000 for all other contracts.
.. Each subsequent payment must be at least $500.
.. If you are a member of a retirement plan covering three or more persons and payments are made through an automatic investment program, the initial and subsequent premium payments for the Contract must average at least $100 and not be less than $50.

You may allocate your net premium payments to the investment options.
.. A complete list of the divisions may be found in Appendix A. Each division invests in shares of an underlying mutual fund. More detailed information about the underlying mutual funds may be found in the current prospectus for each underlying mutual fund.
.. The investment options also include the Fixed Account and the DCA Plus
  Accounts.

TRANSFERS (See Division Transfers and Fixed Account Transfers, Total and Partial Surrenders for additional restrictions.) This section does not apply to transfers under the DCA Plus Program (see Scheduled DCA Plus Transfers and Unscheduled DCA Plus Transfers).
During the accumulation period:
.. a dollar amount or percentage of transfer must be specified;
.. a transfer may occur on a scheduled or unscheduled basis;
.. transfers to the Fixed Account are not permitted if a transfer has been made from the Fixed Account to a division within six months; and .. transfers into DCA Plus Accounts are not permitted.
During the annuity benefit payment period, transfers are not permitted (no transfers once payments have begun).

SURRENDERS (See Surrenders and Fixed Account Transfers, Total and Partial Surrenders and DCA Plus Surrenders)
During the accumulation period:
.. a dollar amount must be specified;
.. surrendered amounts may be subject to surrender charge;
.. total surrenders may be subject to an annual Contract fee;
.. during a contract year, partial surrenders less than the Contract's earnings or 10% of premium payments are not subject to a surrender charge; and .. surrenders before age 591/2 may involve an income tax penalty (see FEDERAL TAX
  MATTERS).

CHARGES AND DEDUCTIONS
.. There is no sales charge on premium payments
.. A contingent deferred surrender charge is imposed on certain total or partial surrenders.
.. A mortality and expense risks charge equal to 1.25% per year applies to amounts in the Separate Account.
.. The daily Separate Account administration charge currently is zero but we reserve the right to assess a charge not to exceed 0.15% annually.
.. The optional riders are available at an additional charge (see CHARGES AND
  DEDUCTIONS).
.. Contracts with an accumulated value of less than $30,000 are subject to an annual Contract fee of the lesser of $30 or 2% of the accumulated value. Currently we do not charge the annual fee if your accumulated value is $30,000 or more. If you own more than one Contract, all the Contracts you own or jointly own are aggregated, on each Contract's anniversary, to determine if the $30,000 minimum has been met and whether that Contract will be charged.
.. Certain states and local governments impose a premium tax. The Company reserves the right to deduct the amount of the tax from premium payments or accumulated values.

ANNUITY BENEFIT PAYMENTS
.. You may choose from several fixed annuity benefit payment options which start on your selected annuitization date.
.. Payments are made to the owner (or beneficiary depending on the annuity benefit payment option selected). You should carefully consider the tax implications of each annuity benefit payment option (see Annuity Benefit Payment Options and FEDERAL TAX MATTERS).

DEATH BENEFIT
.. If the owner dies before the annuitization date, a death benefit is payable to the beneficiary of the Contract.
.. The death benefit may be paid as either a single sum cash benefit or under an annuity benefit payment option (see Death Benefit).
.. If the annuitant dies on or after the annuitization date, the beneficiary will receive only any continuing payments which may be provided by the annuity benefit payment option in effect.

EXAMINATION OFFER PERIOD (FREE-LOOK)
..You may return the Contract during the examination offer period which is generally 10 days from the date you receive the Contract. The examination offer period may be longer in certain states.
..We return all premium payments if required by state law. Otherwise we return accumulated value.
.. We retain the full amount of any premium payment credit.

THE PRINCIPAL INVESTMENT PLUS VARIABLE ANNUITY


The Principal Investment Plus Variable Annuity is significantly different from a fixed annuity. As the owner of a variable annuity, you assume the risk of investment gain or loss (as to amounts in the divisions) rather than the Company. The Separate Account division accumulated value under a variable annuity is not guaranteed and varies with the investment performance of the underlying mutual funds.


Based on your investment objectives, you direct the allocation of premium payments and accumulated values. There can be no assurance that your investment objectives will be achieved.


THE COMPANY


The Company is a stock life insurance company with its home office at: Principal Financial Group, Des Moines, Iowa 50392. It is authorized to transact life and annuity business in all states of the United States and the District of Columbia. The Company is a wholly owned indirect subsidiary of Principal Financial Group, Inc., a publicly-traded company.


In 1879, the Company was incorporated under Iowa law as a mutual assessment life insurance company named Bankers Life Association. It became a legal reserve life insurance company and changed its name to Bankers Life Company in 1911 and then to Principal Mutual Life Insurance Company in 1986. The name change to Principal Life Insurance Company and reorganization into a mutual insurance holding company structure took place in 1998, when the Company became a stock life insurance company. In 2001, the mutual insurance holding company converted to a stock company through a process called demutualization, resulting in the current organizational structure.


THE SEPARATE ACCOUNT


Separate Account B was established under Iowa law on January 12, 1970. It was registered as a unit investment trust with the SEC on July 17, 1970. This registration does not involve SEC supervision of the investments or investment policies of the Separate Account.


The income, gains, and losses, whether or not realized, of the Separate Account are credited to or charged against the Separate Account without regard to other income, gains, or losses of the Company. Obligations arising from the Contract, including the promise to make annuity benefit payments, are general corporate obligations of the Company. However, the Contract provides that the portion of the Separate Account's assets equal to the reserves and other liabilities under the Contract are not charged with any liabilities arising out of any other business of the Company.


The assets of each division invest in a corresponding underlying mutual fund. New divisions may be added and made available. Divisions may also be eliminated from the Separate Account following SEC approval.


THE UNDERLYING MUTUAL FUNDS


The underlying mutual funds are registered under the Investment Company Act of 1940 as open-end investment management companies. The underlying mutual funds provide the investment vehicles for the Separate Account. A full description of the underlying mutual funds, the investment objectives, policies and restrictions, charges and expenses and other operational information are contained in the accompanying prospectuses (which should be read carefully before investing) and the Statement of Additional Information ("SAI"). ADDITIONAL COPIES OF THESE DOCUMENTS ARE AVAILABLE WITHOUT CHARGE FROM A SALES REPRESENTATIVE OR OUR ANNUITY SERVICE OFFICE (CALL 1-800-852-4450).


The Company purchases and sells underlying mutual fund shares for the Separate Account at their net asset value. Shares represent interests in the underlying mutual fund available for investment by the Separate Account. Each underlying mutual fund corresponds to one of the divisions. The assets of each division are separate from the others. A division's performance has no effect on the investment performance of any other division.

The underlying mutual funds are NOT available to the general public directly. The underlying mutual funds are available only as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies and qualified plans. Some of the underlying mutual funds have been established by investment advisers that manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after publicly traded mutual funds, you should understand that the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and of any underlying mutual fund may differ substantially.


Appendix A contains a brief summary of the investment objectives of, and sub-advisor for, each division.


THE CONTRACT


The following descriptions are based on provisions of the Contract offered by this prospectus. You should refer to the actual Contract and the terms and limitations of any qualified plan which is to be funded by the Contract. Qualified plans are subject to several requirements and limitations which may affect the terms of any particular Contract or the advisability of taking certain action permitted by the Contract.


TO BUY A CONTRACT
If you want to buy a Contract, you must submit an application and make an initial premium payment. If you are buying the Contract to fund a SIMPLE-IRA or SEP, an initial premium payment is not required at the time you send in the application. If the application is complete and the Contract applied for is suitable, the Contract is issued. If the completed application is received in proper order, the initial premium payment is credited within two valuation days after the later of receipt of the application or receipt of the initial premium payment at the annuity service office. If the initial premium payment is not credited within five valuation days, it is refunded unless we have received your permission to retain the premium payment until we receive the information necessary to issue the Contract.

The date the Contract is issued is the contract date. The contract date is the date used to determine contract years, regardless of when the Contract is delivered.


PREMIUM PAYMENTS
.. The initial premium payment must be at least $5,000 for non-qualified retirement programs.
.. All other initial premium payments must be at least $2,000.
.. If you are making premium payments through a payroll deduction plan or through a bank account (or similar financial institution) under an automated investment program, your initial and subsequent premium payments must be at least $100.
.. All premium payments are subject to a surrender charge period that begins in the contract year each payment is received.
.. Subsequent payments must be at least $500 and can be made until the annuitization date.
.. If you are a member of a retirement plan covering three or more persons, the initial and subsequent premium payments for the Contract must average at least $100 and cannot be less than $50.
.. The total of all premium payments may not be greater than $2,000,000 without our prior approval.

RIGHT TO EXAMINE THE CONTRACT (FREE-LOOK)
Under state law, you have the right to return the Contract for any reason during the examination offer period. The examination offer period is 10 days after the Contract is delivered to you in all states, unless your Contract is issued in:

.. Arizona and you are age 65 and over (30 day examination offer period), .. California and you are age 60 and over (30 day examination offer period), .. Idaho (20 day examination offer period), or .. North Dakota (20 day examination offer period).

Some states require us to return the initial premium payment while other states require us to return the accumulated value. Though we currently allocate your initial premium to the investment options you have selected, we reserve the right to allocate initial premiums to the Money Market Division during the examination offer period. In addition, we are required to allocate initial premium payments to the Money Market Division if the contract is issued in California and the owner is age 65 or older. After the examination offer period, the current value of the Money Market Division will be reallocated according to your allocation instructions. The states in which purchase payments are returned are:

  Georgia             Louisiana           Nebraska            Rhode Island
  Hawaii              Maine               New Hampshire       South Carolina
  Idaho               Maryland            North Carolina      Utah
  Iowa                Michigan            Oklahoma            Virginia
  Kentucky            Missouri            Pennsylvania        West Virginia


If you decide to return the Contract during the examination offer period, the amount returned is reduced by any credits. If the value of the premium payment credit declines during the examination offer period, we recover the full amount of the premium payment credit.



If you are purchasing this Contract to fund an IRA, SIMPLE-IRA, or SEP-IRA and you return it on or before the seventh day of the free-look period, we will return the greater of:
.. total premium payments; or
.. accumulated value.

To return a Contract, you must send it and a written request to the annuity service office or to the sales representative who sold it to you before the close of business on the last day of the examination offer period. If you send the request (properly addressed and postage prepaid) to the annuity service office, the date of the postmark is used to determine if the examination offer period has expired.


Specific information is available from your sales representative or the annuity service office (1-800-852-4450).


REPLACEMENT CONTRACTS
If the purchase of this Contract is a replacement for another annuity contract or a life insurance policy, different examination offer periods may apply. The Company reserves the right to keep the initial premium payment in the Money Market Division longer than 10 days to correspond to the examination offer periods of a particular state's replacement requirements.

Exchange Credit
---------------
If you own a Single Premium Deferred Annuity ("SPDA") or a Single Premium Deferred Annuity Plus ("SPDA+") issued by us and are within at least 8 months of the 8th contract year, then you may transfer the accumulated value, without charge, to the Contract described in this prospectus. Additionally, we will add 1% of the current SPDA/SPDA+ surrender value to the premium payment. We reserve the right to change or terminate this program. Any changes or termination will follow at least one-year notice.

Both SPDA and SPDA+ are annuities which provide a fixed rate of accumulation. The values in the Separate Account divisions in this Contract vary with the investment experience and objectives of the various underlying mutual funds. Thus, the value of your Contract may increase or decrease with the investment holdings of the Separate Account divisions.


When making an exchange decision, the owner should carefully review the SPDA or SPDA+ contract and this prospectus because the charges and provisions of the contracts differ. An existing SPDA or SPDA+ contract may be currently eligible for waiver of surrender charge due to critical need, while similar riders may not be available under this Contract. Electing the exchange credit does not result in additional charges or deductions. The charges and deductions associated with your Contract and any riders still apply.


To complete a transfer to this Contract, send:
.. a Contract application,
.. a SPDA/SPDA+ surrender form,
.. a replacement form (based on state written), and

.. an Annuity Exchange Request and Release Form.
The exchange is effective when we receive the completed forms and accept the application. The transaction is valued at the end of the valuation period in which we receive the necessary documents.

(This "exchange credit" is not available in New York and may not be available in other states as well. Specific information is available from your registered representative or the annuity service office (1-800-852-4450)).


The Exchange Credit is allocated among the Separate Account divisions, the DCA Plus Account(s) or the Fixed Account in the same ratio as the allocation of the premium payment. The credit is treated as earnings. The 1% credit is subject to a vesting period. Therefore, the 1% credit is not credited to your Contract until the examination offer period has expired. If you exercise your right to return the Contract during the examination offer period, the amount returned is the original amount invested (see Right to Examine the Contract).


PREMIUM PAYMENT CREDIT RIDER
You may elect a premium payment credit rider at the time the Contract is issued (the rider may not be available in all states; consult your sales representative or the annuity service office for availability). If the premium payment credit rider is elected, the following provisions apply to the
Contract:
..
  A credit of 5% will be applied to premium payments received during your first contract year. For example, if you make premium payments totaling $10,000 in your first contract year, a credit amount of $500 will be added to your Contract (5% x $10,000). If an additional premium payment of $5,000 is made in your second contract year, a credit is not added as a result of the $5,000 premium payment.
..The credit is allocated among the investment options according to your then current premium payment allocations.
..If you exercise your right to return the Contract during the examination offer period, the amount returned to you is reduced by any credits.
..If you request commencement of annuity benefits prior to the third contract anniversary, we will recover any premium payment credit.
.. Credits are considered earnings under the Contract.
..All premium payments are subject to the 9-year surrender charge table (see
  Surrender Charge).
..The premium payment credit rider may not be cancelled and the associated
  9-year surrender charge period cannot be changed.

The 0.60% premium payment credit rider charge is assessed against the entire Separate Account division accumulated value for the first eight contract years. If you anticipate making additional premium payments after the first contract year you should carefully examine the premium payment credit rider and consult your sales representative regarding its desirability.


The following tables demonstrate hypothetical values. The first table shows accumulated values. The second table shows surrender values. The tables are based on:
.. a $100,000 initial premium payment and no additional premium payments; ..the deduction of total Separate Account annual expenses of 1.85% (for the first eight contract years) annually for Contracts with the premium payment credit rider and 1.25% annually for Contracts without the rider;
..the deduction of the average of the underlying mutual fund expenses as of December 31, 2003 (estimated expense ratios are used for the new underlying mutual funds);
.. 5% and 10% annual rates of return before charges.




                         5% ANNUAL RETURN                     10% ANNUAL RETURN
               ------------------------------------  ------------------------------------
               ACCUMULATED VALUE  ACCUMULATED VALUE  ACCUMULATED VALUE   ACCUMULATED VALUE
                    WITHOUT             WITH              WITHOUT              WITH
                PREMIUM PAYMENT    PREMIUM PAYMENT    PREMIUM PAYMENT     PREMIUM PAYMENT
CONTRACT YEAR        RIDER          CREDIT RIDER       CREDIT RIDER        CREDIT RIDER
-------------  -----------------  -----------------  -----------------   -----------------
      1            $102,718           $107,224           $107,718            $112,474
      2             105,511            109,496            116,033             120,481
      3             108,380            111,816            124,989             129,058
      4             111,326            114,185            134,637             138,246
      5             114,353            116,605            145,030             148,087
      6             117,462            119,076            156,224             158,629
      7             120,656            121,599            168,283             169,922
      8             123,936            124,175            181,272             182,018
      9             127,306            127,551            195,265             196,068
     10             130,767            131,019            210,337             211,202
     15
     20

                       5% ANNUAL RETURN                   10% ANNUAL RETURN
               --------------------------------   ---------------------------------
               SURRENDER VALUE  SURRENDER VALUE   SURRENDER VALUE    SURRENDER VALUE
                   WITHOUT            WITH            WITHOUT             WITH
               PREMIUM PAYMENT  PREMIUM PAYMENT   PREMIUM PAYMENT    PREMIUM PAYMENT
CONTRACT YEAR   CREDIT RIDER      CREDIT RIDER      CREDIT RIDER      CREDIT RIDER
-------------  ---------------  ---------------   ---------------    ---------------
      1           $ 97,155          $ 99,446          $101,855          $104,474
      2             99,780           101,536           110,033           112,481
      3            102,477           104,816           118,989           122,058
      4            106,326           108,185           129,637           132,246
      5            110,353           111,605           141,030           143,087
      6            114,462           115,076           153,224           154,629
      7            118,656           118,599           166,283           166,922
      8            123,936           122,175           181,272           180,018
      9            127,306           126,551           195,265           195,068
     10            130,767           131,019           210,337           211,202
     15
     20


Based on the assumptions stated above, accumulated value will generally be higher for Contracts with the premium payment credit rider than without, regardless of the rate of return. In addition, the higher the rate of return, the more advantageous the premium payment credit rider becomes. However, Contracts with the premium payment credit rider are subject to both a greater surrender charge and a longer surrender charge period than Contracts issued without the premium payment credit rider. If you surrender your Contract with the premium payment credit rider while subject to a surrender charge, your surrender value may be less than a Contract without the premium payment credit rider.



THE ACCUMULATION PERIOD
The Value of Your Contract
--------------------------
The accumulated value of your Contract is the total of the Separate Account division accumulated value plus the DCA Plus Account(s) accumulated value plus the Fixed Account accumulated value. The DCA Plus Accounts and Fixed Account are described in the section titled FIXED ACCOUNT AND DCA PLUS ACCOUNTS.

There is no guaranteed minimum Separate Account division accumulated value. Its value reflects the investment experience of the divisions that you choose. It also reflects your premium payments, partial surrenders, surrender charges and the Contract expenses deducted from the Separate Account.


The Separate Account division accumulated value changes from day to day. To the extent the accumulated value is allocated to the Separate Account, you bear the investment risk. At the end of any valuation period, your Contract's value in a division is:
.. the number of units you have in a division multiplied by .. the value of a unit in the division.

The number of units is the total of units purchased by allocations to the division from:
.. your initial premium payment;
.. subsequent investments;
.. premium payment credits; and
.. transfers from another investment option.
minus units sold:
.. for partial surrenders from the division;
.. as part of a transfer to another division or the Fixed Account; and .. to pay contract charges and fees.

Unit values are calculated each valuation date at the close of normal trading of the NYSE. To calculate the unit value of a division, the unit value from the previous valuation date is multiplied by the division's net investment factor for the current valuation period. The number of units does not change due to a change in unit value.


The net investment factor measures the performance of each division. The net investment factor for a valuation period is calculated as follows:
[{share price (net asset value) of the underlying mutual fund at the end of the valuation period
                                      plus
  per share amount of any dividend* (or other distribution) made by the mutual fund during the valuation period}
                                   divided by
 share price (net asset value) of the underlying mutual fund at the end of the previous valuation period]
                                     minus
                    {total Separate Account annual expenses}
  * When an investment owned by an underlying mutual fund pays a dividend, the dividend increases the net asset value of a share of the underlying mutual fund as of the date the dividend is recorded. As the net asset value of a share of an underlying mutual fund increases, the unit value of the corresponding division also reflects an increase. Payment of a dividend under these circumstances does not increase the number of units you own in the division.


The Separate Account charges are calculated by dividing the annual amount of the charge by 365 and multiplying by the number of days in the valuation period.


The Separate Account charges and any taxes (currently none) are accrued daily and are transferred from the Separate Account at the Company's discretion.


Premium Payments
----------------
.. On your application, you direct your premium payments to be allocated to the investment options.
.. Allocations may be in percentages.
.. Percentages must be in whole numbers and total 100%.
.. Subsequent premium payments are allocated according to your then current allocation instructions.
.. Changes to the allocation instructions are made without charge.
  . A change is effective on the next valuation period after we receive your new instructions.
  . You can change the current allocations and future allocation instructions by:
    . mailing your instructions to us;
    . calling us at 1-800-852-4450 (if telephone privileges apply);
    . faxing your instructions to us at 1-515-248-9800; or
    . visiting www.principal.com.
.. Changes to premium payment allocations do not automatically result in the transfer any existing investment option accumulated values. You must provide specific instructions to transfer existing accumulated values.
.. Premium payments are credited on the basis of unit value next determined after we receive a premium payment.

Division Transfers
------------------
.. You may request an unscheduled transfer or set up a scheduled transfer by sending us a written request, by telephoning if you have telephone privileges (1-800-852-4450) or sending us a fax (1-515-248-9800).
.. You must specify the dollar amount or percentage to transfer from each division.
.. The minimum transfer amount is the lesser of $100 or the value of your division.

You may not make a transfer to the Fixed Account if:

.. a transfer has been made from the Fixed Account to a division within six months; or
.. following the transfer, the Fixed Account value would be greater than $1,000,000.

Unscheduled Transfers
---------------------
.. You may make unscheduled division transfers from a division to another division or to the Fixed Account by:
  . mailing your instructions to us;
  . calling us at 1-800-852-4450 (if telephone privileges apply);
  . faxing your instructions to us at 1-515-248-9800; or
  . visiting www.principal.com.
.. Transfers are not permitted into DCA Plus Accounts.
.. The transfer is made, and values determined, as of the end of the valuation period in which we receive your request.


LIMITATIONS ON UNSCHEDULED TRANSFERS . We reserve the right to reject excessive exchanges or purchases if the trade would disrupt the management of the Separate Account, any division of the Separate Account or any underlying mutual fund. In addition, we may suspend or modify transfer privileges in our sole discretion at any time to prevent market timing efforts that could disadvantage other owners. These modifications could include, but not be limited to:
.. requiring a minimum time period between each transfer;
.. imposing a transfer fee;
.. limiting the dollar amount that an owner may transfer at any one time; or .. not accepting transfer requests from someone providing requests for multiple
  Contracts for which he or she is not the owner.

Scheduled Transfers (Dollar Cost Averaging)
-------------------------------------------
.. You may elect to have transfers made on a scheduled basis.
.. You must specify the dollar amount of the transfer.
.. You select the transfer date (other than the 29th, 30th or 31st) and the transfer period (monthly, quarterly, semi-annually or annually).
.. If the selected date is not a valuation date, the transfer is completed on the next valuation date.
.. Transfers are not permitted into DCA Plus Accounts.
.. If you want to stop a scheduled transfer, you must provide us notice prior to the date of the scheduled transfer.
.. Transfers continue until your value in the division is zero or we receive notice to stop the transfers.
.. We reserve the right to limit the number of divisions from which simultaneous transfers are made. In no event will it ever be less than two.

Scheduled transfers are designed to reduce the risks that result from market fluctuations. They do this by spreading out the allocation of your money to investment options over a longer period of time. This allows you to reduce the risk of investing most of your money at a time when market prices are high. The success of this strategy depends on market trends and is not guaranteed.
     Example:

         MONTH       AMOUNT INVESTED      SHARE PRICE      SHARES PURCHASED
         -----       ---------------      -----------      ----------------
       January           $    100           $ 25.00                       4
       February          $    100           $ 20.00                       5
       March             $    100           $ 20.00                       5
       April             $    100           $ 10.00                      10
       May               $    100           $ 15.00                       6
       June              $    100           $ 20.00                       5
                         --------           -------                       -
       Total             $    600           $110.00                      35


In the example above, the average share price is $18.33 (total of share prices ($110.00) divided by number of purchases (6)). The average share cost is $17.14 (amount invested ($600.00) divided by number of shares purchased (35)).

AUTOMATIC PORTFOLIO REBALANCING (APR)
.. APR allows you to maintain a specific percentage of your Separate Account division accumulated value in specified divisions over time.
.. You may elect APR at any time after the examination offer period has expired. .. APR is not available for values in the Fixed Account or the DCA Plus Accounts. .. APR is not available if you have arranged scheduled transfers from the same division.
.. There is no charge for APR transfers.
.. APR may be done on the frequency you specify:
  . quarterly (on a calendar year or contract year basis); or . semiannually or annually (on a contract year basis).
.. You may rebalance by completing and submitting a form to us, by telephoning if you have telephone privileges (1-800-852-4450) or faxing your instructions to us (1-515-248-9800). (Divisions are rebalanced at the end of the next valuation period following your request.)
     Example: You elect APR to maintain your Separate Account division accumulated value with 50% in the Capital Value Division and 50% in the Bond Division. At the end of the specified period, 60% of the values are in the Capital Value Division, with the remaining 40% in the Bond Division. By rebalancing, units from the Capital Value Division are sold and applied to the Bond Division so that 50% of the Separate Account division accumulated value is once again in each Division.

TELEPHONE AND INTERNET SERVICES
These services permit you to:
.. make premium payment allocation changes;
.. make redemptions;
.. set up DCA scheduled transfers;
.. make transfers; and
.. make changes to APR.

Instructions received via our telephone services and internet are binding on both owners if the Contract is jointly owned. Neither the Company nor the Separate Account are responsible for the authenticity of telephone service or internet transaction requests. We reserve the right to refuse telephone service or internet transaction requests. You assume the risk of loss caused by fraudulent telephone service or internet transactions we reasonably believe to be genuine. We follow procedures in an attempt to assure genuine telephone service or internet transactions. If these procedures are not followed, we may be liable for loss caused by unauthorized or fraudulent transactions. The procedures may include recording telephone service transactions, requesting personal identification (name, address, security phrase, password, daytime telephone number, social security number and/or birth date) and sending written confirmation to your address of record.


If the Contract is owned by a business entity or a trust, an authorized individual (with the proper password) may use these services. Instructions provided by the authorized individual are binding on the owner.


We reserve the right to modify or terminate telephone service or internet transaction procedures at any time.


Telephone Services
------------------
Telephone services are available for both you and your sales representative. Telephone services may be declined on the application or at any later date by providing us with written notice. Telephone services are used by calling us at 1-800-852-4450.

Telephone instructions must be made while we are open for business. They are effective when received in good order by us before the close of normal trading of the NYSE. Requests received when we are not open for business or after the NYSE closes its normal trading will be effective on the next valuation date.


Internet
--------
Internet access is available for both you and your sales representative at www.principal.com. You may elect Internet authorization for your sales representative by providing us written notice.

SURRENDERS
You may surrender your Contract by providing us notice. Surrenders result in the cancellation of units and your receipt of the value of the canceled unit minus any applicable fee and surrender charge. Surrenders from the Separate Account are generally paid within seven days of the effective date of the request for surrender (or earlier if required by law). However, certain delays in payment are permitted (see Delay of Payments). Surrenders before age 591/2 may involve an income tax penalty (see FEDERAL TAX MATTERS).

You may specify surrender allocation percentages with each partial surrender request. If you do not provide us with specific percentages, we will use your premium payment allocation percentages for the partial surrender. Surrenders may be subject to a surrender charge (see Surrender Charge).


Total Surrender
---------------
.. You may surrender the Contract at any time before the annuitization date.
.. You receive the cash surrender value at the end of the valuation period during which we receive your surrender request.
.. The cash surrender value is your accumulated value minus any applicable fee and charge.
.. The written consent of all collateral assignees and irrevocable beneficiaries must be obtained prior to surrender.
.. We reserve the right to require you to return the Contract to us prior to making any payment though this does not affect the amount of the cash surrender value.

Unscheduled Partial Surrender
-----------------------------
.. Prior to the annuitization date, you may surrender a part of the accumulated value by sending us a written request.
.. You must specify the dollar amount of the surrender (which must be at least
  $100).
.. The surrender is effective at the end of the valuation period during which we receive your written request for surrender.
.. The surrender is deducted from your investment options according to your surrender allocation percentages.
.. If surrender allocation percentages are not specified, we use your premium payment allocation percentages.
.. We surrender units from your investment options to equal the dollar amount of the surrender request plus any applicable surrender charge and fee.
.. The accumulated value after the unscheduled partial surrender must be equal to or greater than $5,000 (we reserve the right to change the minimum remaining accumulated value but it will not be greater than $10,000).

Scheduled Partial Surrender
---------------------------
.. You may elect partial surrenders from any of the investment options on a scheduled basis by sending us written notice.
.. Your accumulated value must be at least $5,000 when the scheduled surrenders begin.
.. You may specify monthly, quarterly, semi-annually or annually and choose a surrender date (other than the 29th, 30th or 31st).
.. If the selected date is not a valuation date, the surrender is completed on the next valuation date.
.. The surrenders continue until your value in the investment option is zero or we receive written notice to stop the surrenders.

Investment Protector Plus/(SM)/ Rider
-------------------------------------
You may elect to purchase the optional Investment Protection Plus Rider at an additional charge. The Contract is available with or without the rider. There may be circumstances where electing the rider is not to your advantage. You should consult with your sales representative to decide if the rider is suitable.

The rider provides a guaranteed minimum withdrawal benefit (GMWB) by guaranteeing that you may surrender a specified amount each contract year regardless of the accumulated value, subject to the terms and conditions of the rider. The rider is only available on Contracts where the oldest Owner is 80 years old or younger and is only available at the time the Contract is issued. Once elected, the rider may not be terminated for five contract years. The rider does not restrict or change your partial surrender rights under the contract but does restrict your investment options. The rider charge is discussed in the section CHARGES AND DEDUCTIONS - Charges for Optional Riders.

Some important terms in understanding this rider are:
.. withdrawal benefit payment - the amount guaranteed to be available for the total of partial surrenders each contract year.
.. excess withdrawal - the portion of a partial surrender (and surrender charges, if any) that exceeds the withdrawal benefit payment. Excess withdrawals affect the benefits of the rider.
.. withdrawal benefit base - premium payments adjusted for excess withdrawals. It is the amount on which the withdrawal benefit payment is based.
.. remaining withdrawal benefit base - the total amount that is available for future withdrawal benefit payments. It is premium payments adjusted for partial surrenders (and surrender charge, if any).

The rider provides a guaranteed minimum withdrawal benefit. You may surrender a "For Life" withdrawal benefit payment or an "Investment Back" withdrawal benefit payment.
.. The For Life withdrawal benefit payment guarantees up to 5% annually of the withdrawal benefit base on and after the contract anniversary following the oldest owner's age 59 1/2. All surrenders prior to that contract anniversary are treated as excess withdrawals when calculating the For Life withdrawal option. The For Life withdrawal option continues until the owner's death or the associated withdrawal benefit base is zero.
.. The Investment Back withdrawal benefit payment guarantees up to 7% annually of the withdrawal benefit base. The Investment Back withdrawal option continues until the associated remaining withdrawal benefit base is zero.

You do not elect either the For Life withdrawal option or the Investment Back withdrawal option. Instead, you make a partial surrender in the amount and on the frequency you desire. We adjust the withdrawal benefit payment, withdrawal benefit base and remaining withdrawal benefit base associated with each withdrawal option as described below. The amount and frequency of your partial surrenders affect the For Life option and the Investment Back option differently.


If the accumulated value is zero:
.. The remaining withdrawal benefit base is paid to you over time. Subject to our approval, you may elect the amount and frequency of your payments. If you die before the remaining withdrawal benefit base is zero, we make the remaining payments to your beneficiary(ies).
.. The benefits under this rider continue but all rights and benefits under the contract, including death benefits, terminate.
.. Additional premium payments are not accepted.


WITHDRAWAL BENEFIT PAYMENT CALCULATION . We calculate the annual withdrawal benefit payment for the For Life option and the Investment Back option on the contract date and each contract anniversary. The annual withdrawal benefit payment is a percentage of the withdrawal benefit base:
.. For Life withdrawal option - 5% of the associated withdrawal benefit base. .. Investment Back withdrawal option - 7% of the associated withdrawal benefit base.

You are not required to make a partial surrender of the entire withdrawal benefit payment in any contract year. However, the withdrawal benefit payment not used in a contract year is not added to the withdrawal benefit payment amount for any following contract year(s).


Excess withdrawals reduce your withdrawal benefit payments.



WITHDRAWAL BENEFIT BASE CALCULATION . We calculate the withdrawal benefit base for the For Life option and the Investment Back option on the contract date and each contract anniversary. On the contract date, the withdrawal benefit base equals your premium payments. In the following contract years, the withdrawal benefit base:
.. increases by the amount of premium payments made; and .. decreases by the amount of any excess withdrawals. The amount of the decrease is the greater of (a) or (b) where:
  . (a) is the amount of the excess withdrawal(s); and . (b) is the result of ((1) divided by (2)) multiplied by (3) where:

    . (1) is the amount of the surrender (and surrender charge, if any) greater than the withdrawal benefit payment remaining prior to the surrender;
    . (2) is the accumulated value after the withdrawal benefit payment is deducted but prior to the surrender of the excess amount; and . (3) is the withdrawal benefit base prior to the adjustment for the excess amount.


REMAINING WITHDRAWAL BENEFIT BASE CALCULATION . We adjust the remaining withdrawal benefit base when premium payments and partial surrenders are made. On the contract date, the withdrawal benefit base equals your premium payments. After the contract date, the remaining withdrawal benefit base:
.. increases by the amount of premium payments made; and
.. decreases by the amount of any partial surrender (and surrender charge, if any). The amount of the decrease is (a) plus (b) where:
  . (a) is the actual amount surrendered (including surrender charges, if any)
    that does not exceed the withdrawal benefit payment; and
  . (b) is a proportionate reduction for the excess withdrawal(s). The amount of the proportionate reduction is the greater of (1) or (2) where:
    . (1) is the amount of the excess withdrawal(s); and
    . (2) is the result of ((i) divided by (ii)) multiplied by (iii) where:
      .
       (i) is the amount of the surrender (and surrender charge, if any) greater than the withdrawal benefit payment remaining prior to the surrender;
      .(ii) is the accumulated value after the withdrawal benefit payment is deducted but prior to the surrender of the excess amount; and .(iii) is the remaining withdrawal benefit base after the withdrawal benefit payment is deducted but prior to the adjustment for the excess amount.


GMWB BONUS . If no partial surrenders are made in a given contract year, a GMWB bonus of 5% of the premium payments is credited to the withdrawal benefit base and the remaining withdrawal benefit base on the next contract anniversary. The GMWB bonus ends at the earlier of:
.. the fifth contract anniversary; or
.. the date you make a partial surrender.
The GMWB bonus is used only to calculate the withdrawal benefit base and the remaining withdrawal benefit base. It is not included in your accumulated value.


GMWB STEP-UP . Within thirty days after the fifth contract anniversary, if the accumulated value is greater than the remaining withdrawal benefit base you may increase ("step-up") the remaining withdrawal benefit base. The remaining withdrawal benefit base and the withdrawal benefit base will be reset to equal the accumulated value on that contract anniversary. The withdrawal benefit payment is recalculated based on the new withdrawal benefit base. If you do not elect to step-up at that time, you may elect to step-up within the 30-day period following any contract anniversary after the fifth contract anniversary. Once you have elected to step-up, you must wait five contract years to elect another step-up.

If you elect to step-up, you will be subject to any limitations on investment options and to the rider charge then in effect.


A person who owns the contract as a result of spousal continuation (described in THE CONTRACT - Death Benefit), may elect to step-up at the time of electing to continue the contract.



INVESTMENT OPTION RESTRICTIONS . While this rider is attached to your contract, you may only use certain investment options. A portion of your premium payments may be allocated to the Fixed Account and/or DCA Plus Accounts. All of your Separate Account division allocations must be in:
.. one of the GMWB models shown below, or .. the Principal LifeTime 2010 Account; or
.. the Principal LifeTime 2020 Account; or
.. the Principal LifeTime Strategic Income Account.
For more information on the Principal LifeTime Accounts, please see the attached prospectus for the Principal Variable Contracts Fund, Inc.

You may use one of the GMWB select models. Alternatively, you may use any of the three GMWB self-build models to create your own portfolio within the parameters shown. For example, if you choose self-build model A, you must allocate 30% of your division assets into the "stable divisions." You may allocate that 30% between the Money Market and the Limited Term Bond divisions (for example: 15% in Money Market and 15% in Limited Term Bond or 10% in Money Market and 20% in Limited Term Bond, etc.)


The select models are rebalanced quarterly (on a calendar year basis) to the percentages shown. The self-build models are rebalanced quarterly (on a calendar year basis) to the percentages you select.

                                 SELECT MODELS
                                 -------------

                          INVESTMENT ADVISOR    GMWB MODEL A  GMWB MODEL B   GMWB MODEL C
------------------------------------------------------------------------------------------
STABLE DIVISIONS                                    30%           20%            10%
------------------------------------------------------------------------------------------
 Limited Term Bond      Principal Global            30%           20%            10%
                        Investors, LLC
------------------------------------------------------------------------------------------
CONSERVATIVE DIVISIONS                              40%           30%            20%
------------------------------------------------------------------------------------------
 American Century VP    American Century
 Inflation Protection   Investment Management,      10%            5%            10%
                        Inc.
                                                ------------------------------------------
 Bond                   Principal Management
                        Corporation                 15%           15%            10%
 Government Securities  Principal Global
                        Investors, LLC              15%           10%             0%
MODERATE DIVISIONS                                  20%           30%            45%
------------------------------------------------------------------------------------------
 Large Cap Blend                                    10%           10%            10%
  LargeCap Blend        T. Rowe Price               10%           10%            10%
                        Associates, Inc.
------------------------------------------------------------------------------------------
 Large Cap Value                                     0%            5%            10%
  LargeCap Value        Alliance Capital             0%            5%            10%
                        Management L.P.
------------------------------------------------------------------------------------------
 Balanced                                           10%           15%            20%
  Equity Income         Principal Global            10%           15%            20%
                        Investors, LLC
------------------------------------------------------------------------------------------
 Mid Cap Value                                       0%            0%             5%
  MidCap Value          Neuberger Berman             0%            0%             5%
                        Management, Inc.
------------------------------------------------------------------------------------------
AGGRESSIVE DIVISIONS                                10%           15%            20%
------------------------------------------------------------------------------------------
 Large Cap Growth                                   10%           10%            10%
  American Century VP   American Century
  Ultra                 Investment Management,      10%           10%            10%
                        Inc.
------------------------------------------------------------------------------------------
 MidCap Blend                                        0%            5%             5%
  MidCap                Principal Global             0%            5%             5%
                        Investors, LLC
------------------------------------------------------------------------------------------
 Small Cap Value                                     0%            0%             5%
  SmallCap Value        JP Morgan Investment         0%            0%             5%
                        Management, Inc.
------------------------------------------------------------------------------------------
DYNAMIC DIVISIONS                                    0%            5%             5%
------------------------------------------------------------------------------------------
 Fidelity VIP Overseas  Fidelity Management &        0%            5%             5%
                        Research Company
------------------------------------------------------------------------------------------

                               SELF-BUILD MODELS
                               -----------------

                          INVESTMENT ADVISOR    GMWB MODEL A  GMWB MODEL B  GMWB MODEL C
------------------------------------------------------------------------------------------
STABLE DIVISIONS                                    30%           20%           10%
------------------------------------------------------------------------------------------
 Limited Term Bond      Principal Global
                        Investors, LLC
------------------------------------------------------------------------------------------
 Money Market           Principal Management
                        Corporation
                                                ------------------------------------------
CONSERVATIVE DIVISIONS                              40%           30%           20%
------------------------------------------------------------------------------------------
 Bond                   Principal Management
                        Corporation
 Government Securities  Principal Global
                        Investors, LLC
 American Century VP    American Century
 Inflation Protection   Investment Management,
                        Inc.
------------------------------------------------------------------------------------------
MODERATE DIVISIONS                                  20%           30%           45%
------------------------------------------------------------------------------------------
 Large Cap Blend                                    10%           10%           10%
  LargeCap Blend        T. Rowe Price
                        Associates, Inc.
  LargeCap Stock Index  Principal Global
                        Investors, LLC
  Neuberger Berman AMT  Neuberger Berman
  Socially Responsive   Management, Inc.
------------------------------------------------------------------------------------------
 Large Cap Value                                     0%            5%           10%
  Capital Value         Principal Global
                        Investors, LLC
  Equity Value          American Century
                        Investment Management,
                        Inc.
------------------------------------------------
  LargeCap Value        Alliance Capital
                        Management L.P.
 Balanced                                           10%           15%           20%
  Asset Allocation      Morgan Stanley Asset
                        Management
  Equity Income         Principal Global
                        Investors, LLC
------------------------------------------------------------------------------------------
  Principal LifeTime    Principal Global
  2010                  Investors, LLC
------------------------------------------------------------------------------------------
  Principal LifeTime    Principal Global
  2020                  Investors, LLC
------------------------------------------------------------------------------------------
  Principal LifeTime    Principal Global
  Strategic Income      Investors, LLC
------------------------------------------------------------------------------------------
 Mid Cap Value                                       0%            0%            5%
  MidCap Value          Neuberger Berman
                        Management, Inc.
  Real Estate           Principal Management
  Securities            Corporation
-----------------------------------------------------------------------------------------------
AGGRESSIVE DIVISIONS                                10%           15%           20%
------------------------------------------------------------------------------------------
 Large Cap Growth                                   10%           10%           10%
  American Century VP   American Century
  Ultra                 Investment Management,
                        Inc.
  Fidelity VIP          Fidelity Management &
  Contrafund            Research Company
  T. Rowe Price Health  T. Rowe Price
  Sciences              Associates, Inc.
------------------------------------------------------------------------------------------
 Mid Cap Blend                                       0%            5%            5%
  MidCap                Principal Global
                        Investors, LLC
------------------------------------------------------------------------------------------
 Small Cap Value                                     0%            0%            5%
  SmallCap Value        JP Morgan Investment
                        Management, Inc.
-----------------------------------------------------------------------------------------------
DYNAMIC DIVISIONS                                    0%            5%            5%
------------------------------------------------------------------------------------------
 Fidelity VIP Overseas  Fidelity Management &
                        Research Company
------------------------------------------------
 International          Principal Global
                        Investors, LLC

TERMINATION OF THE RIDER . The rider terminates when:
.. you send us notice to terminate the rider. (You may not terminate the rider prior to the fifth contract anniversary.);
.. the Contract terminates;
.. the Investment Back remaining withdrawal benefit base is zero and the For Life withdrawal benefit base is zero; or
.. the Contract owner is changed.

Once terminated, the rider may not be reinstated.



DEATH PROVISION FOR INVESTMENT BACK OPTION . If you die and there is an Investment Back remaining withdrawal benefit base, and the accumulated value is greater than zero, the beneficiary(ies) may elect to receive either the Investment Back remaining withdrawal benefit base or the death benefit under the Contract. If the beneficiary(ies) elect to receive the Investment Back remaining withdrawal benefit base, we will make the payments in an amount and frequency acceptable to us.

For examples on how the rider features are calculated, please see Appendix B


DEATH BENEFIT
If you die before the annuitization date, we pay a death benefit as follows:

                                       Upon death of the owner
    if there is one owner              .if the spouse is named beneficiary,
                                         the death benefit is paid or the
                                         surviving spouse may elect to continue
                                         the Contract
                                       .if someone other than the spouse is
                                         named beneficiary, the death benefit
                                         is paid to the beneficiary. If no
                                         beneficiary survives the owner, the
                                         death benefit is paid to the owner's
                                         estate.
                                       .if there are multiple beneficiaries
                                         named (which may or may not include
                                         the spouse of the owner), death
                                         benefits are paid to the
                                         beneficiaries. If no beneficiary
                                         survives the owner, the death benefit
                                         is paid to the owner's estate

    if there are joint owners
    .                                  .the death benefit is paid or the
      if the joint owners are spouses    surviving spouse may elect to continue
                                         the Contract
    .if the joint owners are not       .the death benefit is paid to the
      spouses                            surviving owner

    if the owner is a corporation,     Upon death of the annuitant the death
    trust or other entity              benefit is paid to the named
                                       beneficiary(ies). If no beneficiary(ies)
                                       survives the annuitant, the death
                                       benefit is paid to the owner.

Before the annuitization date, you may give us written instructions for payment under a death benefit option. If we do not receive your instructions, the death benefit is paid according to instructions from the beneficiary(ies). The beneficiary(ies) may elect to apply the death benefit under an annuity benefit payment option or receive the death benefit as a single payment. Generally, unless the beneficiary(ies) elects otherwise we pay the death benefit in a single sum, subject to proof of your death.


If a beneficiary dies before you, on your death we will make equal payments to the surviving beneficiaries unless you had provided us with other written instructions. If none of your beneficiaries survive you, we will pay the death benefit to your estate in a lump sum.


No surrender charge applies when a death benefit is paid.


If you die before the annuitization date and your beneficiary is your spouse, we will continue the Contract with your spouse as the new owner unless your spouse elects to receive the death benefit.


Standard Death Benefit
----------------------
The amount of the standard death benefit is the greatest of (1), (2) or (3) where:
.. (1) is the accumulated value on the date we receive proof of death and all required documents;
.. (2) is the total of premium payments minus an adjustment for each partial surrender (and any applicable fees and charges) made prior to the date we receive proof of death and all required documents; and
.. (3) is the highest accumulated value on any prior contract anniversary that is divisible by seven plus any premium payments and minus an adjustment for each partial surrender (and any applicable fees and charges) made after that contract anniversary.

The adjustment is equal to ((a) divided by (b)) multiplied by the amounts determined in (2) or (3) above immediately prior to the partial surrender where:
.. (a) is the amount of the partial surrender (and any applicable fees and charges) and
.. (b) is the accumulated value immediately before the partial surrender.
     Example: If your accumulated value is $10,000 and you take a partial surrender of $2,000 (20%), we reduce the accumulated value by 20% and adjust the total of all premium payments by 20% for purposes of calculating the death benefit.

Enhanced Death Benefit Rider
----------------------------
This rider provides you with the greater of the enhanced death benefit or the standard death benefit (described above). The enhanced death benefit rider can only be purchased at the time the Contract is issued. You may terminate the rider at any time. Once the rider is terminated, it cannot be reinstated. The rider charge is discussed in the section CHARGES AND DEDUCTIONS - Charges for Optional Riders.

Prior to the annuitization date and prior to the lock-in date, the enhanced death benefit is the greater of (a) or (b) where:
.. (a) is (1) minus (2) where:
  . (1) is the total of premium payments made since the rider effective date increased at a 5% effective annual interest rate; and . (2) is an adjustment for each partial surrender made since the rider effective date increased at a 5% effective annual interest rate.
.. (b) is (1) plus (2) minus (3) where
  . (1) is the highest accumulated value on any contract anniversary since the rider effective date;

  . (2) are the premium payments received since that contract anniversary; and . (3) is an adjustment for each partial surrender made since that contract anniversary.

After the lock-in date (the later of the contract anniversary following the oldest owner's 75th birthday or five years after the rider effective date), (a) and (b) are only:
.. increased by any premium payment since the lock-in date; and .. decreased by an adjustment for each partial surrender since the lock-in date.
  The adjustment for each partial surrender is ((1) divided by (2)) multiplied by (3) where:
  . (1) is the partial surrender amount plus surrender charge, if any;
  . (2) is the accumulated value immediately prior to the partial surrender; and . (3) is the amounts determined in (a) or (b) above immediately prior to the partial surrender.

NOTE: For contracts issued in New Jersey, New York and Washington - under this rider, if the original owner dies before the annuitization date, the death benefit payable to the beneficiary is the greater of the standard death benefit or the death benefit calculated in (b) of the enhanced death benefit description above.

Payment of Death Benefit
------------------------
The death benefit is usually paid within seven days of our receiving all documents (including proof of death) that we require to process the claim. Payment is made according to benefit instructions provided by you. Some states require this payment to be made in less than seven days. Under certain circumstances, this payment may be delayed (see Delay of Payments). We pay interest (as required by state law) on the death benefit from the date we receive all required documents until payment is made or until the death benefit is applied under an annuity benefit payment option.

NOTE: Proof of death includes: a certified copy of a death certificate; a certified copy of a court order; a written statement by a medical doctor; or other proof satisfactory to us.

THE ANNUITY BENEFIT PAYMENT PERIOD
Annuitization Date
------------------
You may specify an annuitization date in your application. You may elect to receive payments under an annuity benefit payment option at any time. If you do not specify an annuitization date, the annuitization date is the later of the older annuitant's 85th birthday or 10 years after issuance. If the annuitant is living and the Contract is in force on that date, we will notify you to begin taking payments under the Contract. You may not select an annuitization date which is on or after the older annuitant's 85th birthday or 10 years after the contract date, whichever is the later.

Depending on the type of annuity benefit payment option selected, payments that are initiated either before or after the annuitization date may be subject to penalty taxes (see FEDERAL TAX MATTERS). You should consider this carefully when you select or change the annuitization date.


You may change the annuitization date with our prior approval. The request must be in writing and approved before we issue a supplementary contract which provides an annuity benefit payment option.


Annuity Benefit Payment Options
-------------------------------
We offer fixed annuity payments. If, however, the accumulated value on the annuitization date is less than $5,000 or if the amount applied under an annuity benefit payment option is less than the minimum requirement, we may pay out the entire amount. No surrender charge would be imposed. The Contract would then be canceled.

You may choose from several fixed annuity benefit payment options. Payments will be made on the frequency you choose. You may elect to have your annuity benefit payments made on a monthly, quarterly, semiannual or annual basis. The dollar amount of the payments is specified for the entire payment period according to the option selected. There is no right to make any total or partial surrender after the annuity benefit payments start.


The amount of the annuity benefit payment depends on:
.. amount of accumulated value;

.. annuity benefit payment option selected; and .. age and gender of annuitant (unless fixed income option is selected).

The mortality risk assumed by the Company is to make annuity benefit payments for the life of annuitants regardless of how long they might live. Annuity benefit payments are determined in accordance with annuity tables and other provisions contained in the Contract. The annuity benefit payment tables contained in this Contract are based on the Annuity 2000 Mortality Table. These tables are guaranteed for the life of the Contract.


Annuity benefit payments generally are higher for male annuitants than for female annuitants with an otherwise identical Contract. This is because statistically females have longer life expectancies than males. In certain states, this difference may not be taken into consideration in fixing the payment amount. Additionally, Contracts with no gender distinctions are made available for certain employer-sponsored plans because under most such plans, such Contract provisions are prohibited by law.


You may select an annuity benefit payment option or change a previous selection by written request. We must receive the request on or before the annuitization date. If an annuity benefit payment option is not selected. we will automatically apply:
.. for Contracts with one annuitant - Life Income with Payments Guaranteed for a
  Period of 10 Years.
.. for Contracts with joint annuitants - Joint and Full Survivor Life Income with
  Payments Guaranteed for a Period of 10 Years.
Tax laws and regulations may impose further restrictions on annuity benefit payment options.

The available annuity benefit payment options include:



FIXED PERIOD INCOME . Level payments are made for a fixed period. You may select a range from 5 to 30 years. If the annuitant dies before the selected period expires, payments continue to the beneficiary(ies) until the end of the period. Payments stop after all guaranteed payments are made.



LIFE INCOME . Level payments begin at the annuitization date and continue for the annuitant's lifetime. It is possible that you would only receive one payment under this option if the annuitant dies before the second payment is due.



LIFE INCOME WITH PERIOD CERTAIN . Level payments continue during the annuitant's lifetime. You may add a period certain of 5 to 30 years. If the annuitant dies before all of the guaranteed payments have been made, the guaranteed payments continue to the beneficiary(ies) until the end of the period.



JOINT AND SURVIVOR . Payments continue as long as either the annuitant or the joint annuitant is alive. You may add a period certain of 5 to 30 years. You may also choose an option that lowers the amount of income after the death of a joint annuitant. If a period certain has been selected, and both annuitants die before all guaranteed payments have been made, the guaranteed payments continue to the beneficiary(ies) until the end of the period.


Other annuity benefit payment options may be available with our approval.


If you own one or more qualified annuity contracts, in order to avoid tax penalties, payments from at least one of your qualified contracts must start no later than April 1 following the calendar year in which you turn age 701/2. The required minimum payment is a distribution in equal (or substantially equal) amounts over your life or over the joint lives of you and your designated beneficiary. In addition, payments must be made at least once a year. Tax penalties may also apply at your death on certain excess accumulations. You should consider potential tax penalties with your tax advisor when selecting an annuity benefit payment option or taking other distributions from the Contract.


Additional rules apply to distributions under non-qualified contracts (see Required Distributions for Non-Qualified Contracts). However, the rules do not apply to contracts issued in connection with IRAs, SEPs or SIMPLE-IRAs.


DEATH OF ANNUITANT (DURING THE ANNUITY BENEFIT PAYMENT PERIOD)
--------------------------------------------------------------

If the annuitant dies during the annuity benefit payment period, remaining payments are made to the owner throughout the guarantee period, if any, or for the life of any joint annuitant, if any. If the owner is the annuitant, remaining payments are made to the contingent owner. In all cases the person entitled to receive payments also receives any rights and privileges under the annuity benefit payment option.

CHARGES AND DEDUCTIONS


An annual fee, a mortality and expense risks charge and in some circumstances a rider charge are deducted under the Contract. A surrender charge may also be deducted from certain surrenders made before the annuitization date. We reserve the right to assess a transaction fee, a transfer fee, state premium taxes and a daily administration charge. There are also deductions from and expenses paid out of the assets of the underlying mutual funds which are described in the underlying mutual funds' prospectuses.


ANNUAL FEE
Contracts with an accumulated value of less than $30,000 are subject to an annual Contract fee of the lesser of $30 or 2% of the accumulated value. Currently we do not charge the annual fee if your accumulated value is $30,000 or more. If you own more than one Contract, all the Contracts you own or jointly own are aggregated, on each Contract's anniversary, to determine if the $30,000 minimum has been met and whether that Contract will be charged.
The fee is deducted from the investment option that has the greatest value. The fee is deducted on each contract anniversary and upon total surrender of the Contract. The fee assists in covering administrative costs. The Company does not anticipate any profit from this fee.

The administrative costs include costs associated with:
.. issuing Contracts;
.. establishing and maintaining the records which relate to Contracts; .. making regulatory filings and furnishing confirmation notices;
.. preparing, distributing and tabulating voting materials and other communications;
.. providing computer, actuarial and accounting services; and .. processing Contract transactions.

MORTALITY AND EXPENSE RISKS CHARGE
We assess each division with a daily charge for mortality and expense risks. The annual rate of the charge is 1.25% of the average daily net assets of the Separate Account divisions. We agree not to increase this charge for the duration of the Contract. This charge is assessed only prior to the annuitization date. This charge is assessed daily when the value of a unit is calculated.

We have a mortality risk in that we guarantee payment of a death benefit in a single sum or under an annuity benefit payment option. No surrender charge is imposed on a death benefit payment which gives us an additional mortality risk.


The expense risk that we assume is that the actual expenses incurred in issuing and administering the Contract exceed the Contract limits on administrative charges.


If the mortality and expense risks charge is not enough to cover the costs, we bear the loss. If the amount of mortality and expense risks charge deducted is more than our costs, the excess is profit to the Company. We expect a profit from the mortality and expense risks charge.

CHARGES FOR OPTIONAL RIDERS
Subject to certain conditions, you may add one or more optional riders to your Contract. Detailed information concerning the optional riders may be obtained from your sales representative or the annuity service office (1-800-852-4450).


ENHANCED DEATH BENEFIT RIDER . The annual charge for the rider is 0.25% of the annual accumulated value (0.15% in New Jersey, New York and Washington). The charge is equal to 0.0625% (0.0375% in New Jersey, New York and

Washington) of the average accumulated value during the calendar quarter. The charge is deducted through the redemption of units from the accumulated value in the same proportion as the surrender allocation percentages. If the rider is purchased after the beginning of a quarter, the charge is prorated according to the number of days it is in effect during the quarter. Upon termination of the rider or upon death, you will be charged based on the number of days it is in effect during the quarter.


The rider charge is intended to reimburse us for the cost of the potentially greater death benefit provided by the rider.



INVESTMENT PROTECTION PLUS RIDER . The current charge for the rider is 0.60% of the average quarterly Investment Back remaining withdrawal benefit base. We reserve the right to increase the charge to 0.85% of the average quarterly Investment Back remaining withdrawal benefit base. The current charge is equal to 0.15% of the average quarterly Investment Back remaining withdrawal benefit base during the calendar quarter. The charge is deducted through the redemption of units from the accumulated value in the same proportion as the surrender allocation percentages. If the rider is purchased after the beginning of a quarter, the charge is prorated according to the number of days it is in effect during the quarter. Upon termination of the rider or upon death, you will be charged based on the number of days it is in effect during the quarter.


The rider charge is intended to reimburse us for the cost of the protection provided by the rider.

PREMIUM PAYMENT CREDIT RIDER . The current charge for the rider is 0.60% of the average daily net assets of the Separate Account divisions. In addition, we reserve the right to reduce the Fixed Account interest rate by up to 0.60%. The charge is assessed until completion of your 8th contract year and only prior to the annuitization date. This charge is assessed daily when the value of a unit is calculated.

The rider charge is intended to cover the cost of the credit.


TRANSACTION FEE
We reserve the right to charge a transaction fee of $30 that applies to each unscheduled partial surrender after the 12th unscheduled partial surrender in a contract year. The transaction fee would be deducted from the investment option(s) from which the amount is surrendered, on a pro rata basis.

TRANSFER FEE
We also reserve the right to charge a transfer fee on each unscheduled transfer. The transfer fee would be deducted from the investment option(s) from which the amount is transferred, on a pro rata basis.

PREMIUM TAXES
We reserve the right to deduct an amount to cover any premium taxes imposed by states or other jurisdictions. Any deduction is made from either a premium payment when we receive it, or the accumulated value when you request a surrender (total or partial) or it is applied under an annuity benefit payment option. Premium taxes range from 0% in most states to as high as 3.50%.

SURRENDER CHARGE
No sales charge is collected or deducted when premium payments are applied under the Contract. A surrender charge is assessed on certain total or partial surrenders. The amounts we receive from the surrender charge are used to cover some of the expenses of the sale of the Contract (commissions and other promotional or distribution expenses). If the surrender charge collected is not enough to cover the actual costs of distribution, the costs are paid from the Company's General Account assets which includes profit, if any, from the mortality and expense risks charge.

The surrender charge for any total or partial surrender is a percentage of the premium payments surrendered which were received by us during the contract years prior to the surrender. The applicable percentage which is applied to the sum of the premium payments paid during each contract year is determined by the following tables.

Surrender Charge without the premium payment credit rider (as a percentage of amounts surrendered)

 NUMBER OF COMPLETED CONTRACT YEARS   SURRENDER CHARGE APPLIED TO ALL
     SINCE EACH PREMIUM PAYMENT        PREMIUM PAYMENTS RECEIVED IN
              WAS MADE                      THAT CONTRACT YEAR
 ------------------------------------ -------------------------------
    0 (year of premium payment)*                    6%
                 1                                  6%
                 2                                  6%
                 3                                  5%
                 4                                  4%
                 5                                  3%
                 6                                  2%
            7 and later                             0%



Surrender Charge with the premium payment credit rider (as a percentage of amounts surrendered)

                    NUMBER OF COMPLETED CONTRACT YEARS   SURRENDER CHARGE APPLIED TO ALL
                        SINCE EACH PREMIUM PAYMENT        PREMIUM PAYMENTS RECEIVED IN
                                 WAS MADE                      THAT CONTRACT YEAR
                    ----------------------------------   -------------------------------
                       0 (year of premium payment)*                     8%
                                    1                                   8%
                                    2                                  %
                                    3                                  %
                                    4                                  %
                                    5                                  %
                                    6                                  %
                                    7                                  %
                                    8                                  %
                               9 and later                              0%


    * Each premium payment begins in year 0 for purposes of calculating the percentage applied to that payment. However, premium payments are added together by contract year for purposes of determining the applicable surrender charge percentage. If your contract year begins April 1 and ends March 31 the following year, all premium payments received during that period are considered to have been made in that contract year.


For purpose of calculating surrender charges, we assume that surrenders and transfers are made in the following order:
.. first from premium payments no longer subject to a surrender charge;
.. then from the free surrender privilege (first from the earnings, then from the oldest premium payments (first-in, first-out)) described below; and .. then from premium payments subject to a surrender charge on a first-in, first-out basis.

FREE SURRENDER PRIVILEGE
The free surrender privilege is an amount normally subject to a surrender charge that may be surrendered without a charge. The free surrender privilege is the greater of:
.. earnings in the Contract (earnings = accumulated value less unsurrendered premium payments as of the surrender date); or .. 10% of the premium payments still subject to the surrender charge, decreased by any partial surrenders since the last contract anniversary.
The free surrender privilege not used in a contract year is not added to the free surrender privilege for any following contract year(s).

Unscheduled partial surrenders of the free surrender privilege may be subject to the transaction fee described above.


Waiver of Surrender Charge
--------------------------
The surrender charge does not apply to:
.. amounts applied under an annuity benefit payment option; or .. payment of any death benefit, however, the surrender charge does apply to premium payments made by a surviving spouse after an owner's death; or

.. amounts distributed to satisfy the minimum distribution requirement of Section
  401(a)9 of the Internal Revenue Code provided that the amount surrendered does not exceed the minimum distribution amount which would have been calculated based on the value of this Contract alone; or
.. an amount transferred from the Contract to a single premium immediate annuity issued by the Company after the surrender charge period has expired; or

an amount transferred from a Contract used to fund an IRA to another annuity contract issued by the Company to fund an IRA of the participant's spouse when the distribution is made pursuant to a divorce decree.Waiver of Surrender Charge
                                                      --------------------------
Rider
-----
This rider is automatically made a part of the Contract at issue. There is no charge for the rider. This rider waives the surrender charge on surrenders made after the first contract anniversary if the original owner or original annuitant has a critical need. Waiver of the surrender charge is available for critical need if the following conditions are met:
.. original owner or original annuitant has a critical need; and .. the critical need did not exist before the contract date.
.. For the purposes of this section, the following definitions apply:
  . critical need - owner's or annuitant's confinement to a health care facility, terminal illness diagnosis or total and permanent disability. If the critical need is confinement to a health care facility, the confinement must continue for at least 60 consecutive days after the contract date and the surrender must occur within 90 days of the confinement's end.
  . health care facility - a licensed hospital or inpatient nursing facility providing daily medical treatment and keeping daily medical records for each patient (not primarily providing just residency or retirement care). This does not include a facility primarily providing drug or alcohol treatment, or a facility owned or operated by the owner, annuitant or a member of their immediate families.
  . terminal illness - sickness or injury that results in the owner's or annuitant's life expectancy being 12 months or less from the date notice to receive a distribution from the Contract is received by the Company. In Texas and Oregon, terminal illness is not included in the criteria for critical need.
  . total and permanent disability - a disability that occurs after the contract date but before the original owner or annuitant reaches age 65 and qualifies to receive social security disability benefits. In New York, a different definition of total and permanent disability applies. Contact us at 1-800-852-4450 for additional information.

NOTE: The waiver of surrender charge rider is not available in Massachusetts, Missouri, New Jersey or Pennsylvania. Specific information is available from your sales representative or the annuity service office
     (1-800-852-4450).

ADMINISTRATION CHARGE
We reserve the right to assess each division with a daily charge at the annual rate of 0.15% of the average daily net value of the divisions. This charge would only be imposed before the annuitization date. This charge would be assessed to help cover administrative expenses. Administrative expenses include the cost of issuing the Contract, clerical, record keeping and bookkeeping services, keeping the required financial and accounting records, communicating with owners and making regulatory filings.

SPECIAL PROVISIONS FOR GROUP OR SPONSORED ARRANGEMENTS
Where permitted by state law, Contracts may be purchased under group or sponsored arrangements as well as on an individual basis.
   GROUP ARRANGEMENT - program under which a trustee, employer or similar entity purchases Contracts covering a group of individuals on a group basis.
   SPONSORED ARRANGEMENT - program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Contracts on an individual basis.

The charges and deductions described above may be reduced or eliminated for Contracts issued in connection with group or sponsored arrangements. The rules in effect at the time the application is approved will determine if reductions apply. Reductions may include but are not limited to sales of Contracts without, or with reduced, mortality and expense risks charges, annual fees or surrender charges.

Eligibility for and the amount of these reductions are determined by a number of factors, including the number of individuals in the group, the amount of expected premium payments, total assets under management for the owner, the relationship among the group's members, the purpose for which the Contract is being purchased, the expected persistency of the Contract, and any other circumstances which, in our opinion are rationally related to the expected reduction in expenses. Reductions reflect the reduced sales efforts and administrative costs resulting from these arrangements. We may modify the criteria for and the amount of the reduction in the future. Modifications will not unfairly discriminate against any person, including affected owners and other owners with contracts funded by the Separate Account.


FIXED ACCOUNT AND DCA PLUS ACCOUNTS


This prospectus is intended to serve as a disclosure document only for the Contract as it relates to the Separate Account. It only contains selected information regarding the Fixed Account and DCA Plus Accounts. Assets in the Fixed Account and DCA Plus Accounts are held in the General Account of the Company.


The General Account is the assets of the Company other than those allocated to any of the Company's Separate Accounts. Subject to applicable law, the Company has sole discretion over the assets in the General Account. Because of exemptive and exclusionary provisions, interests in the Fixed Account and DCA Plus Accounts are not registered under the Securities Act of 1933 and the General Account is not registered as an investment company under the Investment Company Act of 1940. The Fixed Account and DCA Plus Accounts are not subject to these Acts. The staff of the SEC does not review the prospectus disclosures relating to the Fixed Account or DCA Plus Accounts. However, these disclosures are subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus. Separate Account expenses are not assessed against any Fixed Account or DCA Plus Account values. More information concerning the Fixed Account and DCA Plus Accounts is available from our annuity service office or from a sales representative.


We reserve the right to refuse premium payment allocations and transfers from the other investment options to the Fixed Account and premium payment allocations to the DCA Plus Accounts. We will send you a written notice at least 30 days prior to the date we exercise this right. We will also notify you if we lift such restrictions.


FIXED ACCOUNT
The Company guarantees that premium payments allocated and amounts transferred to the Fixed Account earn interest at the interest rate in effect on the date it is received or transferred. This rate applies to each premium payment or amount transferred through the end of the contract year.

Each contract anniversary, we declare a renewal interest rate that applies to the Fixed Account value in existence at that time. This rate applies until the end of the contract year. Interest is earned daily and compounded annually at the end of each contract year. Once credited, the interest is guaranteed and becomes part of the Fixed Account accumulated value from which deductions for fees and charges may be made.

We reserve the right to reduce the Fixed Account interest rate by up to 0.60% if you elect the premium payment credit rider.



FIXED ACCOUNT ACCUMULATED VALUE
Your Fixed Account accumulated value on any valuation date is equal to:
.. premium payments or credits allocated to the Fixed Account;
.. plus any transfers to the Fixed Account from the other investment options; .. plus interest credited to the Fixed Account;
.. minus any surrenders or applicable surrender charges from the Fixed Account; .. minus any transfers to the Separate Account.

FIXED ACCOUNT TRANSFERS, TOTAL AND PARTIAL SURRENDERS
Transfers and surrenders from the Fixed Account are subject to certain limitations. In addition, surrenders from the Fixed Account may be subject to a charge (see Surrender Charge).

You may transfer amounts from the Fixed Account to the divisions before the annuitization date and as provided below. The transfer is effective on the valuation date following our receipt of your instructions. You may transfer amounts on either a scheduled or unscheduled basis. You may not make both scheduled and unscheduled Fixed Account transfers in the same contract year.


Unscheduled Fixed Account Transfers
-----------------------------------
The minimum transfer amount is $100 (or entire Fixed Account accumulated value if less than $100). Once per contract year, within the 30 days following the contract anniversary date, you can:
.. transfer an amount not to exceed 25% of your Fixed Account accumulated value;
  or
.. transfer up to 100% of your Fixed Account accumulated value if:
  . your Fixed Account accumulated value is less than $1,000; or . the renewal interest rate for your Fixed Account accumulated value for the current contract year is more than one percentage point lower than the weighted average of your Fixed Account interest rates for the preceding contract year. We will inform you if the renewal interest rate falls to that level.

Scheduled Fixed Account Transfers
---------------------------------
Fixed Account Dollar Cost Averaging
You may make scheduled transfers on a monthly basis from the Fixed Account to the Separate Account as follows:
.. You may establish scheduled transfers by sending a written request or by telephoning the annuity service office at 1-800-852-4450.
.. Transfers occur on a date you specify (other than the 29th, 30th or 31st of any month).
.. If the selected date is not a valuation date, the transfer is completed on the next valuation date.
.. Scheduled transfers are only available if the Fixed Account accumulated value is $5,000 or more at the time the scheduled transfers begin.
.. Scheduled monthly transfers of an amount not to exceed 2% of your Fixed
  Account accumulated value at the beginning of the contract year or the current Fixed Account accumulated value will continue until the Fixed Account accumulated value is zero or until you notify us to discontinue the transfers.
.. The minimum transfer amount is $100.
.. If the Fixed Account accumulated value is less than $100 at the time of transfer, the entire Fixed Account accumulated value will be transferred.
.. If you stop the transfers, you may not start transfers again without our prior approval.

DOLLAR COST AVERAGING PLUS PROGRAM (DCA PLUS PROGRAM)
Premium payments allocated to the DCA Plus Accounts earn the interest rate in effect at the time each premium payment is received. A portion of your DCA Plus Account accumulated value is periodically transferred (on the 28th of each month) to Separate Account divisions or to the Fixed Account. If the 28th is not a valuation date, the transfer occurs on the next valuation date. The transfers are allocated according to your DCA Plus allocation instructions. Transfers into a DCA Plus Account are not permitted. There is no charge for participating in the DCA Plus Program.
If you elect the premium payment credit rider, you may not participate in the DCA Plus Program.



DCA Plus Premium Payments
-------------------------
You may enroll in the DCA Plus program by allocating a minimum premium payment of $1,000 into a DCA Plus Account and selecting investment options into which transfers will be made. Subsequent premium payments of at least $1,000 are permitted. You can change your DCA Plus allocation instructions during the transfer period. Automatic portfolio rebalancing does not apply to DCA Plus Accounts.

DCA Plus premium payments receive the fixed rate of return in effect on the date each premium payment is received by us. The rate of return remains in effect for the remainder of the 6-month or 12-month DCA Plus transfer program.


Selecting A DCA Plus Account
----------------------------
DCA Plus Accounts are available in either a 6-month transfer program or a 12-month transfer program. The 6-month transfer program and the 12-month transfer program generally will have different credited interest rates. You may enroll in both a 6-month and 12-month DCA Plus program. However, you may only participate in one 6-month and one 12-month DCA Plus program at a time. Under the 6-month transfer program, all payments and accrued interest must be transferred from the DCA Plus Account to the selected investment options in no more than 6 months. Under the 12-- month transfer program, all payments and accrued interest must be transferred to the selected investment options in no more than 12 months.

We will transfer an amount each month which is equal to your DCA Plus Account value divided by the number of months remaining in your transfer program. For example, if four scheduled transfers remain in the six-month transfer program and the DCA Plus Account accumulated value is $4,000, the transfer amount would be $1,000 ($4,000 / 4).


Scheduled DCA Plus Transfers
----------------------------
Transfers are made from DCA Plus Accounts to the investment options according to your allocation instructions. The transfers begin after we receive your premium payment and completed enrollment instructions. Transfers occur on the 28th of the month and continue until your entire DCA Plus Account accumulated value is transferred.

Unscheduled DCA Plus Transfers
------------------------------
You may make unscheduled transfers from DCA Plus Accounts to the investment options. A transfer is made, and values determined, as of the end of the valuation period in which we receive your request.

DCA Plus Surrenders
-------------------
You may make scheduled or unscheduled surrenders from DCA Plus Accounts. Premium payments earn interest according to the corresponding rate until the surrender date. Surrenders are subject to any applicable surrender charge.

GENERAL PROVISIONS


THE CONTRACT
The entire Contract is made up of the Contract, amendments, riders and endorsements and data pages. Only our corporate officers can agree to change or waive any provisions of a Contract. Any change or waiver must be in writing and signed by an officer of the Company.

DELAY OF PAYMENTS
Surrenders are generally made within seven days after we receive your instruction for a surrender in a form acceptable to us. This period may be shorter where required by law. However, payment of any amount upon total or partial surrender, death or the transfer to or from a division may be deferred during any period when the right to sell mutual fund shares is suspended as permitted under provisions of the Investment Company Act of 1940 (as amended).

The right to sell shares may be suspended during any period when:
.. trading on the NYSE is restricted as determined by the SEC or when the NYSE is closed for other than weekends and holidays; or .. an emergency exists, as determined by the SEC, as a result of which:
  . disposal by a mutual fund of securities owned by it is not reasonably practicable;
  . it is not reasonably practicable for a mutual fund to fairly determine the value of its net assets; or
  . the SEC permits suspension for the protection of security holders.

If payments are delayed and your surrender or transfer is not canceled by your written instruction, the amount to be surrendered or transferred will be determined the first valuation date following the expiration of the permitted delay. The surrender or transfer will be made within seven days thereafter.


In addition, payments on surrenders attributable to a premium payment made by check may be delayed up to 15 days. This permits payment to be collected on the check.


We may also defer payment of surrender proceeds payable out of the Fixed Account for a period of up to six months.


MISSTATEMENT OF AGE OR GENDER
If the age or, where applicable, gender of the annuitant has been misstated, we adjust the annuity benefit payment under your Contract to reflect the amount that would have been payable at the correct age and gender. If we make any overpayment because of incorrect information about age or gender, or any error or miscalculation, we deduct the overpayment from the next payment or payments due. Underpayments are added to the next payment.

ASSIGNMENT
You may assign ownership of your non-qualified Contract. Each assignment is subject to any payments made or action taken by the Company prior to our notification of the assignment. We assume no responsibility for the validity of any assignment. An assignment or pledge of a Contract may have adverse tax consequences.

An assignment must be made in writing and filed with us at the annuity service office. The irrevocable beneficiary(ies), if any, must authorize any assignment in writing. Your rights, as well as those of the annuitant and beneficiary, are subject to any assignment on file with us. Any amount paid to an assignee is treated as a partial surrender and is paid in a single lump sum.


CHANGE OF OWNER OR ANNUITANT
You may change the owner and/or annuitant of your non-qualified Contract at any time. Your request must be in writing and approved by us. After approval, the change is effective as of the date you signed the request for change. If ownership is changed, the waiver of the surrender charge for surrenders made because of critical need of the owner is not available. We reserve the right to require that you send us the Contract so that we can record the change.

BENEFICIARY
While this Contract is in force, you have the right to name or change a beneficiary. This may be done as part of the application process or by sending us a written request. Unless you have named an irrevocable beneficiary, you may change your beneficiary designation by sending us notice.

CONTRACT TERMINATION
We reserve the right to terminate the Contract and make a single sum payment (without imposing any charges) to you if your accumulated value at the end of the accumulation period is less than $2,000. Before the Contract is terminated, we will send you a notice to increase the accumulated value to $2,000 within 60 days. Termination of the Contracts will not unfairly discriminate against any owner.

REINSTATEMENT
If you have replaced this Contract with an annuity contract from another company and want to reinstate this Contract, the following apply:
.. we reinstate the Contract effective on the original surrender date;
..if you had the premium payment credit rider on the original Contract, the 9-year surrender charge period applies to the reinstated Contract. The remaining surrender charge period, if any, is calculated based on the number of years since the original contract date;
..we apply the amount received from the other company and the amount of the surrender charge you paid when you surrendered the Contract;
..these amounts are priced on the valuation date the money from the other company is received by us;
.. commissions are not paid on the reinstatement amounts; and .. new data pages are sent to your address of record.



REPORTS
We will mail to you a statement, along with any reports required by state law, of your current accumulated value at least once per year prior to the annuitization date. After the annuitization date, any reports will be mailed to the person receiving the annuity benefit payments.

Quarterly statements reflect purchases and surrenders occurring during the quarter as well as the balance of units owned and accumulated values.


IMPORTANT INFORMATION ABOUT PROCEDURES
To help the government fight the funding of terrorism and money laundering activities, Federal law requires financial institutions to obtain, verify, and record information that identifies each person who applies for a Contract. When you apply for a Contract, we will ask for your name, address, date of birth, and other information that will allow us to verify your identity. We may also ask to see your driver's license or other identifying documents.

If concerns arise with verification of your identification, no transactions will be permitted while we attempt to reconcile the concerns. If we are unable to verify your identity within 30 days of our receipt of your original premium payment, Contract will be terminated and any value surrendered in accordance with normal redemption procedures.


RIGHTS RESERVED BY THE COMPANY


We reserve the right to make certain changes if, in our judgment, they best serve the interests of you and the annuitant or are appropriate in carrying out the purpose of the Contract. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority. Approvals may not be required in all cases. Examples of the changes the Company may make include:
.. transfer assets in any division to another division or to the Fixed Account; .. add, combine or eliminate a division(s);
.. substitute the units of a division for the units of another division;
  . if units of a division are no longer available for investment; or . if in our judgment, investment in a division becomes inappropriate considering the purposes of the Separate Account.

MARKET TIMING DISCLOSURE
The Contract does not permit excessive trading or market timing. Market timing activity can disrupt management strategy of the underlying mutual funds and increase expenses, which are borne by all owners. We reserve the right to reject excessive exchanges or purchases if the trade would disrupt the management of the Separate Account, any division of the Separate Account or any underlying mutual fund. In addition, we may suspend or modify transfer privileges in our sole discretion at any time to prevent market timing efforts that could disadvantage other owners. These modifications could include, but not be limited to:
.. requiring a minimum time period between each transfer;
.. imposing a transfer fee;
.. limiting the dollar amount that an owner may transfer at any one time; or .. not accepting transfer requests from someone providing requests for multiple
  Contracts for which he or she is not the owner.

DISTRIBUTION OF THE CONTRACT


The individuals who sell the Contract are authorized to sell life and other forms of personal insurance and variable annuities. These people will usually be representatives of Princor Financial Services Corporation ("Princor"), Principal Financial Group, Des Moines, Iowa 50392-0200 which is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. As the principal underwriter, Princor is paid 6.5% of premium payments by the Company for the distribution of the Contract. The Company and Princor may receive a portion of the expenses of certain underlying mutual funds for record keeping, marketing and distribution services. The Contract may also be sold through other selected broker-dealers registered under the Securities and Exchange Act of 1933 or firms that are exempt from such registration. Princor is also the principal underwriter for various registered investment companies organized by the Company. Princor is a subsidiary of Principal Financial Services, Inc.


From time to time, Princor may enter into special arrangements with certain broker-dealers and may enter into special arrangements with registered representatives of Princor. These special arrangements may provide for the payment of higher compensation to such broker-dealers and registered representatives for selling the Contract.

PERFORMANCE CALCULATION


The Separate Account may publish advertisements containing information (including graphs, charts, tables and examples) about the hypothetical performance of its divisions for this Contract as if the Contract had been issued on or after the date the underlying mutual fund in which the division invests was first offered. The hypothetical performance from the date of the inception of the underlying mutual fund in which the division invests is calculated by reducing the actual performance of the underlying mutual fund by the fees and charges of this Contract as if it had been in existence.


The yield and total return figures described below vary depending upon market conditions, composition of the underlying mutual fund's portfolios and operating expenses. These factors and possible differences in the methods used in calculating yield and total return should be considered when comparing the Separate Account performance figures to performance figures published for other investment vehicles. The Separate Account may also quote rankings, yields or returns as published by independent statistical services or publishers and information regarding performance of certain market indices. Any performance data quoted for the Separate Account represents only historical performance and is not intended to indicate future performance. For further information on how the Separate Account calculates yield and total return figures, see the SAI.


From time to time the Separate Account advertises its Money Market Division's "yield" and "effective yield" for these Contracts. Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the division refers to the income generated by an investment in the division over a 7-day period (which period is stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the division is assumed to be reinvested. The "effective yield" is slightly higher than the "yield" because of the compounding effect of the assumed reinvestment.


In addition, the Separate Account advertises the "yield" for other divisions for the Contract. The "yield" of a division is determined by annualizing the net investment income per unit for a specific, historical 30-day period and dividing the result by the ending maximum offering price of the unit for the same period.


The Separate Account also advertises the average annual total return of its various divisions. The average annual total return for any of the divisions is computed by calculating the average annual compounded rate of return over the stated period that would equate an initial $1,000 investment to the ending redeemable accumulated value.


VOTING RIGHTS


The Company votes shares of the underlying mutual funds at meetings of shareholders of those mutual funds. It follows your voting instructions if you have an investment in the corresponding division.


The number of underlying mutual fund shares in which you have a voting interest is determined by your investments in an underlying mutual fund as of a "record date." The record date is set by the underlying mutual fund within the requirements of the laws of the state which govern the various mutual funds. The number of underlying mutual fund shares held in the Separate Account attributable to your interest in each division is determined by dividing the value of your interest in that division by the net asset value of one share of the underlying mutual fund. Shares for which owners are entitled to give voting instructions, but for which none are received, and shares of the underlying mutual fund owned by the Company are voted in the same proportion as the total shares for which voting instructions have been received.


Voting materials are provided to you along with an appropriate form that may be used to give voting instructions to the Company.


If the Company determines pursuant to applicable law, that underlying mutual fund shares held in Separate Account B need not be voted pursuant to instructions received from owners, the Company may vote underlying mutual fund shares held in the Separate Account in its own right.

FEDERAL TAX MATTERS


The following description is a general summary of the tax rules, primarily related to federal income taxes, which in our opinion are currently in effect. These rules are based on laws, regulations and interpretations which are subject to change at any time. This summary is not comprehensive and is not intended as tax advice. Federal estate and gift tax considerations, as well as state and local taxes, may also be material. You should consult a qualified tax adviser about the tax implications of taking action under a Contract or related retirement plan.


NON-QUALIFIED CONTRACTS
Section 72 of the Internal Revenue Code governs the income taxation of annuities in general.
.. Premium payments made under non-qualified Contracts are not excludable or deductible from your gross income or any other person's gross income.
.. An increase in the accumulated value of a non-qualified Contract owned by a natural person resulting from the investment performance of the Separate Account or interest credited to the DCA Plus Accounts and the Fixed Account is generally not taxable until paid out as surrender proceeds, death benefit proceeds, or otherwise.
.. Generally, owners who are not natural persons are immediately taxed on any increase in the accumulated value.

The following discussion applies generally to Contracts owned by natural persons.
.. Surrenders or partial surrenders are taxed as ordinary income to the extent of the accumulated income or gain under the Contract.
.. The value of the Contract pledged or assigned is taxed as ordinary income to the same extent as a partial surrender.
.. Annuity benefit payments:
  . The investment in the Contract is generally the total of the premium payments made.
  . The portion of the annuity benefit payment that represents the amount by which the accumulated value exceeds premium payments is taxed as ordinary income. The remainder of each annuity benefit payment is not taxed.
  . After the premium payment(s) in the Contract is paid out, the full amount of any annuity benefit payment is taxable.

For purposes of determining the amount of taxable income resulting from distributions, all Contracts and other annuity contracts issued by us or our affiliates to the same owner within the same calendar year are treated as if they are a single contract.


A transfer of ownership of a Contract, or designation of an annuitant or other payee who is not also the owner, may result in a certain income or gift tax consequences to the owner. If you are contemplating any transfer or assignment of a Contract, you should contact a qualified tax advisor with respect to the potential tax effects of such transactions.


REQUIRED DISTRIBUTIONS FOR NON-QUALIFIED CONTRACTS
In order for a non-qualified Contract to be treated as an annuity contract for federal income tax purposes, the Internal Revenue Code requires:
.. If the person receiving payments dies on or after the annuitization date but prior to the time the entire interest in the Contract has been distributed, the remaining portion of the interest is distributed at least as rapidly as under the method of distribution being used as of the date of that person's death.
.. If you die prior to the annuitization date, the entire interest in the Contract will be distributed:
  . within five years after the date of your death; or . as annuity benefit payments which begin within one year of your death and which are made over the life of your designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary.
.. If you take a distribution from the Contract before you are 591/2, you may incur an income tax penalty.

Generally, unless the beneficiary elects otherwise, the above requirements are satisfied prior to the annuitization date by paying the death benefit in a single sum, subject to proof of your death. The beneficiary may elect by written request to receive an annuity benefit payment option instead of a lump sum payment.


If your designated beneficiary is your surviving spouse, the Contract may be continued with your spouse deemed to be the new owner for purposes of the Internal Revenue Code. Where the owner or other person receiving payments is not a natural person, the required distributions provided for in the Internal Revenue Code apply upon the death of the annuitant.


IRA, SEP, AND SIMPLE-IRA
The Contract may be used to fund IRAs, SEPs, and SIMPLE-IRAs.
.. IRA - An Individual Retirement Annuity (IRA) is a retirement savings annuity.
  Contributions grow tax deferred.
.. SEP-IRA - A SEP is a form of IRA. A SEP allows you, as an employer, to provide retirement benefits for your employees by contributing to their IRAs.
.. SIMPLE-IRA - SIMPLE stands for Savings Incentive Match Plan for Employers. A
  SIMPLE-IRA allows employees to save for retirement by deferring salary on a pre-tax basis and receiving predetermined company contributions.

The tax rules applicable to owners, annuitants and other payees vary according to the type of plan and the terms and conditions of the plan itself. In general, premium payments made under a retirement program recognized under the Internal Revenue Code are excluded from the participant's gross income for tax purposes prior to the annuity benefit payment date (subject to applicable state law). The portion, if any, of any premium payment made that is not excluded from their gross income is their investment in the Contract. Aggregate deferrals under all plans at the employee's option may be subject to limitations.


If you are purchasing this Contract to fund a tax-qualified retirement plan (IRA, SEP, SIMPLE IRA), you should be aware that this tax deferral feature is available with any qualified investment vehicle and is not unique to an annuity. This Contract provides additional benefits such as lifetime income options, death benefit protection and guaranteed expense levels. Carefully consider the features and benefits of the Contract in making the decision to purchase it.


The tax implications of these plans are further discussed in the SAI under the heading Taxation Under Certain Retirement Plans. Check with your tax advisor for the rules which apply to your specific situation.


With respect to IRAs, IRA rollovers and SIMPLE-IRAs there is a 10% penalty under the Internal Revenue Code on the taxable portion of a "premature distribution." The tax is increased to 25% in the case of distributions from SIMPLE-IRAs during the first two years of participation. Generally, an amount is a "premature distribution" unless the distribution is:
.. made on or after you reach age 591/2;
.. made to a beneficiary on or after your death;
.. made upon your disability;
.. part of a series of substantially equal periodic payments for the life or life expectancy of you or you and the beneficiary;
.. made to pay medical expenses;
.. for certain unemployment expenses;
.. for first home purchases (up to $10,000); or .. for higher education expenses.

ROLLOVER IRAS
If you receive a lump-sum distribution from a pension or profit sharing plan or tax-sheltered annuity, you may maintain the tax-deferred status of the money by rolling it into a "Rollover Individual Retirement Annuity." Generally, distributions from a qualified plan are subject to mandatory income tax withholding at a rate of 20%, unless the participant elects a direct rollover. You have 60 days from receipt of the money to complete this transaction. If you choose not to reinvest or go beyond the 60 day limit and are under age 591/2, you will incur a 10% IRS penalty as well as income tax expenses.

WITHHOLDING
Annuity benefit payments and other amounts received under the Contract are subject to income tax withholding unless the recipient elects not to have taxes withheld. The amounts withheld vary among recipients depending on the tax status of the individual and the type of payments from which taxes are withheld.

Notwithstanding the recipient's election, withholding may be required on payments delivered outside the United States. Moreover, special "backup withholding" rules may require us to disregard the recipient's election if the recipient fails to supply us with a "TIN" or taxpayer identification number (social security number for individuals), or if the Internal Revenue Service notifies us that the TIN provided by the recipient is incorrect.


MUTUAL FUND DIVERSIFICATION


The United States Treasury Department has adopted regulations under Section 817(h) of the Internal Revenue Code which establishes standards of diversification for the investments underlying the Contracts. Under this Internal Revenue Code Section, Separate Account investments must be adequately diversified in order for the increase in the value of non-qualified Contracts to receive tax-deferred treatment. In order to be adequately diversified, the portfolio of each underlying mutual fund must, as of the end of each calendar quarter or within 30 days thereafter, have no more than 55% of its assets invested in any one investment, 70% in any two investments, 80% in any three investments and 90% in any four investments. Failure of an underlying mutual fund to meet the diversification requirements could result in tax liability to non-qualified Contract holders.


The investment opportunities of the underlying mutual funds could conceivably be limited by adhering to the above diversification requirements. This would affect all owners, including owners of Contracts for whom diversification is not a requirement for tax-deferred treatment.


STATE REGULATION


The Company is subject to the laws of the State of Iowa governing insurance companies and to regulation by the Insurance Department of the State of Iowa. An annual statement in a prescribed form must be filed by March 1 in each year covering our operations for the preceding year and our financial condition on December 31 of the prior year. Our books and assets are subject to examination by the Commissioner of Insurance of the State of Iowa, or the Commissioner's representatives, at all times. A full examination of our operations is conducted periodically by the National Association of Insurance Commissioners. Iowa law and regulations also prescribe permissible investments, but this does not involve supervision of the investment management or policy of the Company.


In addition, we are subject to the insurance laws and regulations of other states and jurisdictions where we are licensed to operate. Generally, the insurance departments of these states and jurisdictions apply the laws of the state of domicile in determining the field of permissible investments.


GENERAL INFORMATION


RESERVATION OF RIGHTS
The Company reserves the right to:
.. increase the minimum amount for each premium payment to not more than $1,000;
  and
.. terminate a Contract and send you the accumulated value if no premiums are paid during two consecutive calendar years and the accumulated value (or total premium payments less partial surrenders and applicable surrender charges) is less than $2,000. The Company will first notify you of its intent to exercise this right and give you 60 days to increase the accumulated value to at least $2,000.

LEGAL OPINIONS
Legal matters applicable to the issue and sale of the Contracts, including our right to issue Contracts under Iowa Insurance Law, have been passed upon by Karen Shaff, General Counsel and Executive Vice President.

LEGAL PROCEEDINGS
There are no legal proceedings pending to which Separate Account B is a party or which would materially affect Separate Account B.

REGISTRATION STATEMENT
This prospectus omits some information contained in the SAI (Part B of the registration statement) and Part C of the registration statement which the Company has filed with the SEC. The SAI is hereby incorporated by reference into this prospectus. You may request a free copy of the SAI by writing or telephoning the annuity service office. You may obtain a copy of Part C of the registration statement from the SEC, Washington, D.C. by paying the prescribed fees.

OTHER VARIABLE ANNUITY CONTRACTS
The Company currently offers other variable annuity contracts that participate in Separate Account B. In the future, we may designate additional group or individual variable annuity contracts as participating in Separate Account B.

CUSTOMER INQUIRIES
Your questions should be directed to: Principal Investment Plus Variable Annuity, Principal Financial Group, P.O. Box 9382, Des Moines, Iowa 50306-9382, 1-800-852-4450.

INDEPENDENT AUDITORS
The financial statements of Principal Life Insurance Company Separate Account B and the consolidated financial statements of Principal Life Insurance Company are included in the SAI. Those statements have been audited by Ernst & Young LLP, independent auditors, for the periods indicated in their reports which also appear in the SAI.

FINANCIAL STATEMENTS


The consolidated financial statements of Principal Life Insurance Company which are included in the SAI should be considered only as they relate to our ability to meet our obligations under the Contract. They do not relate to investment performance of the assets held in the Separate Account.

TABLE OF CONTENTS OF THE SAI


Independent Auditors....................................................3

Principal Underwriter...................................................3

Calculation of Yield and Total Return...................................3

Taxation Under Certain Retirement Plans.................................7

Principal Life Insurance Company Separate Account B

 Report of Independent Auditors......................................... 11

 Financial Statements................................................... 12

Principal Life Insurance Company

 Report of Independent Auditors......................................... 70

 Consolidated Financial Statements...................................... 71

To obtain a free copy of the SAI write or telephone:

                   Principal Investment Plus Variable Annuity
                           Principal Financial Group
                                 P.O. Box 9382
                          Des Moines, Iowa 50306-9382
                           Telephone: 1-800-852-4450

APPENDIX A - INVESTMENT DIVISIONS

The following is a brief summary of the investment objectives of each division. There is no guarantee that the objectives will be met.

AIM V.I. BASIC VALUE DIVISION

              INVESTS IN: AIM V.I. Basic Value Fund - Series I
              INVESTMENT ADVISOR: A I M Advisors, Inc.
              INVESTMENT OBJECTIVE: seeks long-term growth of capital.

AIM V.I. SMALL CAP EQUITY DIVISION

              INVESTS IN: AIM V.I. Small Cap Equity Fund - Series I INVESTMENT ADVISOR: A I M Advisors, Inc.
              INVESTMENT OBJECTIVE: seeks long-term growth of capital.

 ALLIANCEBERNSTEIN SMALL CAP GROWTH DIVISION

              INVESTS IN: AllianceBernstein Variable Products Series Fund, Inc.
                - AllianceBernstein Small Cap Growth Portfolio - Class A
              INVESTMENT ADVISOR: Alliance Capital Management, L.P.
              INVESTMENT OBJECTIVE: seeks growth of capital by pursuing
                aggressive investment policies.

AMERICAN CENTURY VP INFLATION PROTECTION DIVISION

              INVESTS IN: American Century Variable Portfolios, Inc. Inflation
                Protection Fund - Class II
              INVESTMENT ADVISOR: American Century Investment Management, Inc. INVESTMENT OBJECTIVE: seeks long-term total return using a strategy that seeks to protect against U.S. inflation.

AMERICAN CENTURY VP ULTRA DIVISION

              INVESTS IN: American Century Variable Portfolios, Inc. VP Ultra
                Fund - Class I
              INVESTMENT ADVISOR: American Century Investment Management, Inc. INVESTMENT OBJECTIVE: seeks long-term capital growth by investing primarily in common stocks of large U.S. companies.

AMERICAN CENTURY VP VISTA DIVISION

              INVESTS IN: American Century Variable Portfolios, Inc. Vista Fund
                - Class I
              INVESTMENT ADVISOR: American Century Investment Management, Inc. INVESTMENT OBJECTIVE: seeks long-term capital growth.

DREYFUS IP TECHNOLOGY GROWTH DIVISION

              INVESTS IN: Dreyfus Investment Portfolios Technology Growth
                Portfolio - Service Class
              INVESTMENT ADVISOR: The Dreyfus Corporation
              INVESTMENT OBJECTIVE: seeks capital appreciation.

FIDELITY VIP CONTRAFUND DIVISION

              INVESTS IN: Fidelity VIP Contrafund Portfolio - Service Class 2 INVESTMENT ADVISOR: Fidelity Management & Research Company INVESTMENT OBJECTIVE: seeks long-term capital appreciation.

FIDELITY VIP EQUITY-INCOME DIVISION

              INVESTS IN: Fidelity VIP Equity-Income Portfolio - Service Class 2 INVESTMENT ADVISOR: Fidelity Management & Research Company INVESTMENT OBJECTIVE: seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goad is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500 Index.

FIDELITY VIP GROWTH DIVISION

              INVESTS IN: Fidelity VIP Growth Portfolio - Service Class 2 INVESTMENT ADVISOR: Fidelity Management & Research Company INVESTMENT OBJECTIVE: seeks to achieve capital appreciation.

FIDELITY VIP MID CAP DIVISION

              INVESTS IN: Fidelity VIP Mid Cap Portfolio - Service Class 2 INVESTMENT ADVISOR: Fidelity Management & Research Company INVESTMENT OBJECTIVE: seeks long-term growth of capital.

FIDELITY VIP OVERSEAS DIVISION

              INVESTS IN: Fidelity VIP Overseas Portfolio - Service Class 2 INVESTMENT ADVISOR: Fidelity Management & Research
              INVESTMENT OBJECTIVE: seeks long-term growth of capital.

GOLDMAN SACHS VIT CORE/SM/ SMALL CAP EQUITY DIVISION

              INVESTS IN: Goldman Sachs VIT CORE/sm/ Small Cap Equity Fund INVESTMENT ADVISOR: Goldman Sachs Asset Management, L.P. INVESTMENT OBJECTIVE: seeks long-term growth of capital.

GOLDMAN SACHS VIT MID CAP VALUE DIVISION

              INVESTS IN: Goldman Sachs VIT Mid Cap Value Fund
              INVESTMENT ADVISOR: Goldman Sachs Asset Management, L.P. INVESTMENT OBJECTIVE: seeks long-term capital appreciation.

NEUBERGER BERMAN AMT FASCIANO DIVISION

              INVESTS IN: Neuberger Berman AMT Fasciano Portfolio
              INVESTMENT ADVISOR: Neuberger Berman Management Inc. INVESTMENT OBJECTIVE: seeks long-term capital growth.

NEUBERGER BERMAN AMT HIGH INCOME BOND DIVISION

              INVESTS IN: Neuberger Berman AMT High Income Bond Portfolio - S
                Class
              INVESTMENT ADVISOR: Neuberger Berman Management Inc.
              INVESTMENT OBJECTIVE: The fund seeks high total returns consistent with capital preservation.

NEUBERGER BERMAN AMT PARTNERS DIVISION

              INVESTS IN: Neuberger Berman AMT Partners Portfolio
              INVESTMENT ADVISOR: Neuberger Berman Management Inc. INVESTMENT OBJECTIVE: seeks growth of capital.

NEUBERGER BERMAN AMT SOCIALLY RESPONSIVE DIVISION

              INVESTS IN: Neuberger Berman AMT Socially Responsive Portfolio INVESTMENT ADVISOR: Neuberger Berman Management Inc. INVESTMENT OBJECTIVE: seeks long-term growth of capital by investing primarily in securities of companies that meet the fund's financial criteria and social policy.

ASSET ALLOCATION DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Asset Allocation
                Account

              INVESTMENT ADVISOR: Morgan Stanley Asset Management through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to generate a total investment return consistent with the preservation of capital. The Account intends to pursue a flexible investment policy in seeking to achieve this investment objective by investing primarily in equity and fixed-income securities.

BOND DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Bond Account INVESTMENT ADVISOR: Principal Management Corporation
              INVESTMENT OBJECTIVE: to provide as high a level of income as is consistent with preservation of capital and prudent investment risk.

CAPITAL VALUE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Capital Value
                Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to provide long-term capital appreciation and secondarily growth investment income. The Account seeks to achieve its investment objectives through the purchase primarily of common stocks, but the Account may invest in other securities.

EQUITY GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Equity Growth
                Account
              INVESTMENT ADVISOR: Morgan Stanley Asset Management through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to provide long-term capital appreciation by investing primarily in growth-oriented common stocks of medium and large capitalization U.S. corporations and, to a limited extent, foreign corporations.

EQUITY INCOME DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Equity Income
                Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek to provide current income and long-term growth of income and capital by investing primarily in equity and fixed- income securities of companies in the public utilities industry.

EQUITY VALUE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Equity Value
                Account
              INVESTMENT ADVISOR: American Century Investment Management, Inc.
                through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek growth of capital. The Account seeks to achieve its objective through the purchase primarily of common stocks, but the Account may invest in other securities.

GOVERNMENT SECURITIES DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Government
                Securities Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek a high level of current income, liquidity and safety of principal.

GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Growth Account INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek growth of capital. The Account seeks to achieve its objective through the purchase primarily of common stocks, but the Account may invest in other securities.

INTERNATIONAL DIVISION

              INVESTS IN: Principal Variable Contracts Fund - International
                Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital by investing in a portfolio of equity securities domiciled in any of the nations of the world.

INTERNATIONAL EMERGING MARKETS DIVISION

              INVESTS IN: Principal Variable Contracts Fund - International
                Emerging Markets Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks long-term growth of capital by investing in equity securities of issuers in emerging market countries.

INTERNATIONAL SMALLCAP DIVISION

              INVESTS IN: Principal Variable Contracts Fund - International
                SmallCap Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in equity securities of non-U.S. companies with comparatively smaller market capitalizations.

LARGECAP BLEND DIVISION

              INVESTS IN: Principal Variable Contracts Fund - LargeCap Blend
                Account
              INVESTMENT ADVISOR: Federated Investment Management Company
                through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks long-term growth of capital.

LARGECAP STOCK INDEX DIVISION

              INVESTS IN: Principal Variable Contracts Fund - LargeCap Stock
                Index Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital by investing in stocks of large U.S. companies. The Account attempts to mirror the investment results of the Standard & Poor's 500 Index.

LARGECAP VALUE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - LargeCap Value
                Account
              INVESTMENT ADVISOR: Bernstein Investment Research and Management
                through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital.

LIMITED TERM BOND DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Limited Term Bond
                Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to provide current income.

MIDCAP DIVISION

              INVESTS IN: Principal Variable Contracts Fund - MidCap Account INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to achieve capital appreciation by investing primarily in securities of emerging and other growth-oriented companies.

MIDCAP GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - MidCap Growth
                Account
              INVESTMENT ADVISOR: The Dreyfus Corporation through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in growth stocks of medium market capitalization companies.

MIDCAP VALUE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - MidCap Value
                Account
              INVESTMENT ADVISOR: Neuberger Berman Management, Inc. through a sub-advisory agreement.
              INVESTMENT OBJECTIVE: seeks long-term growth of capital by investing primarily in equity securities of companies with value characteristics and medium market capitalizations.

MONEY MARKET DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Money Market
                Account
              INVESTMENT ADVISOR: Principal Management Corporation
              INVESTMENT OBJECTIVE: to seek as high a level of current income available from short-term securities as is considered consistent with preservation of principal and maintenance of liquidity by investing all of its assets in a portfolio of money market instruments.

PRINCIPAL LIFETIME 2010 DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Principal LifeTime
                2010 Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks a total return consisting of long-term growth of capital and current income by investing primarily in shares of other Principal Variable Contracts Fund accounts.

PRINCIPAL LIFETIME 2020 DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Principal LifeTime
                2020 Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks a total return consisting of long-term growth of capital and current income by investing primarily in shares of other Principal Variable Contracts Fund accounts.

PRINCIPAL LIFETIME 2030 DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Principal LifeTime
                2030 Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks a total return consisting of long-term growth of capital and current income by investing primarily in shares of other Principal Variable Contracts Fund accounts.

PRINCIPAL LIFETIME 2040 DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Principal LifeTime
                2040 Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks a total return consisting of long-term growth of capital and current income by investing primarily in shares of other Principal Variable Contracts Fund accounts.

PRINCIPAL LIFETIME 2050 DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Principal LifeTime
                2050 Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks a total return consisting of long-term growth of capital and current income by investing primarily in shares of other Principal Variable Contracts Fund accounts.

PRINCIPAL LIFETIME STRATEGIC INCOME DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Principal LifeTime
                Strategic Income Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks high current income by investing primarily in shares of other Principal Variable Contracts Fund accounts.

REAL ESTATE SECURITIES DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Real Estate
                Securities Account
              INVESTMENT ADVISOR: Principal Management Corporation
              INVESTMENT OBJECTIVE: to seek to generate a high total return. The
                Account will attempt to achieve its objective by investing primarily in equity securities of companies principally engaged in the real estate industry.

SMALLCAP GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - SmallCap Growth
                Account
              INVESTMENT ADVISOR: UBS Global Asset Management (New York) Inc.
                through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in equity securities of growth companies with comparatively smaller market capitalizations.

SMALLCAP VALUE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - SmallCap Value
                Account
              INVESTMENT ADVISOR: J.P. Morgan Investment Management, Inc.
                through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital by investing primarily in equity securities of small companies with value characteristics and comparatively smaller market capitalizations.

T. ROWE PRICE BLUE CHIP GROWTH DIVISION

              INVESTS IN: T. Rowe Price Blue Chip Growth Portfolio - II INVESTMENT ADVISOR: T. Rowe Price Associates, Inc.
              INVESTMENT OBJECTIVE: seeks to provide long-term capital growth.

T. ROWE PRICE HEALTH SCIENCES DIVISION

              INVESTS IN: T. Rowe Price Health Sciences Portfolio - II INVESTMENT ADVISOR: T. Rowe Price Associates, Inc.
              INVESTMENT OBJECTIVE: seeks long-term capital appreciation.

APPENDIX B - GMWB EXAMPLES


EXAMPLES WITHOUT EXCESS WITHDRAWALS
The examples without excess withdrawals assume the following:
    The client is age 62.
    initial premium payment = $100,000.
    withdrawal benefit base prior to partial surrender = $100,000.
    remaining withdrawal benefit base prior to partial surrender = $100,000. Investment Back (7%) withdrawal benefit payment = $7,000.
    For Life (5%) withdrawal benefit payment = $5,000.


EXAMPLE 1 .

.. In contract year one, no partial surrenders are made.
.. On the first contract anniversary, a 5% GMWB bonus is credited to the withdrawal benefit base. The credit is $100,000 x 0.05% = $5,000
.. The new withdrawal benefit base is $100,000 + $5,000 = $105,000.
.. The new withdrawal benefit payment:
  . Investment Back is $105,000 x 0.07% = $7,350
  . For Life is $105,000 x 0.05% = $5,250


EXAMPLE 2 .

In contract year one:
.. no partial surrenders are made; and
.. the client makes a premium payment of $50,000.

On the first contract anniversary:
.. a 5% GMWB bonus is credited to the withdrawal benefit base. The credit is
  ($100,000 + $50,000) x 0.05% = $7,500;
.. Investment Back:
  . the new withdrawal benefit base is $100,000 + $50,000 + $7,500 = $157,500;
    and
  . the new withdrawal benefit payment is $157,500 x 7% = $11,025.
.. For Life:
  . the new withdrawal benefit base is $100,000 + $50,000 + $7,500 = $157,500;
    and
  . the new withdrawal benefit payment is $157,500 x 5% = $7,875.


EXAMPLE 3 .

In contract year one, the client makes a partial surrender of $5,000.

On the first contract anniversary,
.. Investment Back:
  . the new remaining withdrawal benefit base is $100,000 - $5,000 = $95,000. . the withdrawal benefit base remains the same ($100,000).
  . the withdrawal benefit payment for the next contract year remains the same
    ($100,000 x 0.07% = $7,000).
.. For Life:
  . the new remaining withdrawal benefit base is $100,000 - $5,000 = $95,000. . the withdrawal benefit base remains the same ($100,000).
  . the withdrawal benefit payment for the next contract year remains the same
    ($100,000 x 0.05% = $5,000).


EXAMPLE 4 .

In contract year one, no partial surrenders are made.

On the first contract anniversary:
.. a 5% GMWB bonus is credited to withdrawal benefit base. The credit is $100,000 x 0.05% = $5,000; and

.. the new withdrawal benefit base is $100,000 + $5,000 = $105,000.

In contract year two:
.. the client makes a partial surrender of $5,000.
.. no GMWB bonus is credited as the client made a partial surrender.

In contract year three:
.. the client does not make any partial surrenders;
.. no GMWB bonus is credited as the client had taken a partial surrender (in contract year two).


EXAMPLE 5 . In each of the first five contract years, a partial surrender of $5,000 is made. On the fifth contract anniversary, you may elect a step-up.

 THE ACCUMULATED VALUE IS:              $90,000                      $110,000
INVESTMENT BACK
 Prior to step-up
          Withdrawal Benefit
          Base                     =   $100,000                 =   $100,000
          Withdrawal Benefit           $100,000                     $100,000
          Payment                  =   x 0.07% = $7,000         =   x 0.07% = $7,000
          Remaining Withdrawal     =   $75,000                  =   $75,000
          Benefit Base
          ----------------------------------------------------------------------------------
 After step-up
          Withdrawal Benefit
          Base                     =   $90,000                  =   $110,000
          Withdrawal Benefit           $90,000                      $110,000
          Payment                  =   x 0.07% = $6,300         =   x 0.07% = $7,700
          Remaining Withdrawal     =   $90,000                  =   $110,000
          Benefit Base
          ----------------------------------------------------------------------------------
FOR LIFE
 Prior to step-up
          Withdrawal Benefit
          Base                     =   $100,000                 =   $100,000
          Withdrawal Benefit           $ 100,000                    $ 100,000
          Payment                  =   x 0.05% = $5,000         =   x 0.05% = $5,000
          Remaining Withdrawal     =   $75,000                  =   $75,000
          Benefit Base
          ----------------------------------------------------------------------------------
 After step-up
          Withdrawal Benefit
          Base                     =   $90,000                  =   $110,000
          Withdrawal Benefit            $90,000                     $110,000
          Payment                  =   x 0.05% = $4,500         =   x 0.05% = $5,500
          Remaining Withdrawal     =   $90,000                  =   $110,000
          Benefit Base
          ----------------------------------------------------------------------------------


EXCESS WITHDRAWAL EXAMPLES
The excess withdrawal examples assume the following:
    the client is age 62.
    the initial premium payment is $100,000.
    withdrawal benefit base prior to partial surrender = $100,000.
    remaining withdrawal benefit base prior to partial surrender = $100,000. Investment Back (7%) withdrawal benefit payment = $7,000.
    For Life (5%) withdrawal benefit payment = $5,000.
    partial surrender amount = $8,000 (excess amount for "Investment Back" is $1,000; excess amount for "For Life" is $3,000).

EXAMPLE 1:
----------
In the first example, the accumulated value prior to partial surrender is $90,000.

WITHDRAWAL BENEFIT BASE CALCULATION
-----------------------------------
On the contract anniversary following the partial surrender, the withdrawal benefit base is adjusted for any excess withdrawals.


INVESTMENT BACK . The amount of the adjustment* is $1,204.82. The new withdrawal benefit base is $100,000 - $1,204.82 = $98,795.18.


* The amount of the adjustment is the greater of (a) or (b) where:
.. (a) is $1,000 (the amount of the excess withdrawal); and .. (b) is $1,204.82 (the result of ((1) divided by (2)) multiplied by (3)) where:
  . (1) is the amount of the surrender greater than the withdrawal benefit payment remaining prior to the partial surrender ($1,000);
  . (2) is the accumulated value after the withdrawal benefit payment is deducted but prior to the surrender of the excess amount ($90,000 - $7,000); and
  . (3) is the withdrawal benefit base prior to the adjustment for the excess amount ($100,000).


FOR LIFE . The amount of the adjustment* is $3,529.41. The new withdrawal benefit base is $100,000 - $3,529.41 = $96,470.59.

* The amount of the adjustment is the greater of (a) or (b) where:
.. (a) is $3,000 (the amount of the excess withdrawal); and .. (b) is $3,529.41 (the result of ((1) divided by (2)) multiplied by (3)) where:
  . (1) is the amount of the surrender greater than the withdrawal benefit payment remaining prior to the partial surrender ($3,000);
  . (2) is the accumulated value after the withdrawal benefit payment is deducted but prior to the surrender of the excess amount ($90,000 - $5,000); and
  . (3) is the withdrawal benefit base prior to the adjustment for the excess amount ($100,000).

REMAINING WITHDRAWAL BENEFIT BASE CALCULATION
---------------------------------------------
The remaining withdrawal benefit base is adjusted when partial surrenders are made.


INVESTMENT BACK . The amount of the adjustment* is $8,120.48 (the amount of the withdrawal benefit payment plus the excess withdrawal). The new remaining withdrawal benefit base is $100,000 - $8,120.48 = $91,879.52.

* The amount of the adjustment is (a) plus (b) where:
.. (a) is $7,000 (the actual amount surrendered that does not exceed the withdrawal benefit payment); and
.. (b) is $1,120.48 (a proportionate reduction for the excess withdrawal). The amount of the proportionate reduction is the greater of (1) or (2) where:
  . (1) is $1,000 (the amount of the excess withdrawal); and . (2) is $1,120.48 (the result of ((i) divided by (ii)) multiplied by (iii))
    where:
    . (i) is the amount of the surrender greater than the withdrawal benefit payment remaining prior to the partial surrender ($1,000);
    . (ii) is the accumulated value after the withdrawal benefit payment is deducted but prior to the surrender of the excess amount ($90,000 - $7,000); and
    . (iii) is the remaining withdrawal benefit base after the withdrawal benefit payment is deducted but prior to the adjustment for the excess amount ($100,000 - $7,000).


FOR LIFE . The amount of the adjustment* is $8,352.94 (the amount of the withdrawal benefit payment plus the excess withdrawal). The new remaining withdrawal benefit base is $100,000 - $8,352.94 = $91,647.06.

* The amount of the adjustment is (a) plus (b) where

.. (a) is $5,000 (the actual amount surrendered that does not exceed the withdrawal benefit payment); and
.. (b) is $3,352.94 (a proportionate reduction for the excess withdrawal). The amount of the proportionate reduction is the greater of (1) or (2) where:
  . (1) is $3,000 (the amount of the excess withdrawal); and . (2) is $3,352.94 (the result of ((i) divided by (ii)) multiplied by (iii))
    where:
    . (i) is the amount of the surrender greater than the withdrawal benefit payment remaining prior to the partial surrender ($3,000);
    . (ii) is the accumulated value after the withdrawal benefit payment is deducted but prior to the surrender of the excess amount ($90,000 - $5,000); and
    . (iii) is the remaining withdrawal benefit base after the withdrawal benefit payment is deducted but prior to the adjustment for the excess amount ($100,000 - $5,000).

WITHDRAWAL BENEFIT PAYMENT CALCULATION (FOR THE NEXT CONTRACT YEAR)
-------------------------------------------------------------------
The withdrawal benefit payment is the new withdrawal benefit base (calculated on the contract anniversary) multiplied by the associated percentage.


INVESTMENT BACK . The new withdrawal benefit payment $98,795.18. x 0.07% = $6,915.66.



FOR LIFE . The new withdrawal benefit payment $96,470.59 x 0.05% = $4,823.53.


EXAMPLE 2:
----------
In this example, the accumulated value prior to partial surrender is $110,000.

WITHDRAWAL BENEFIT BASE CALCULATION
-----------------------------------
On the contract anniversary following the partial surrender, the withdrawal benefit base is adjusted for any excess withdrawals.


INVESTMENT BACK . The amount of the adjustment* is $1,000 (the amount of the excess withdrawal). The new withdrawal benefit base is $100,000 - $1,000 = $99,000.


* The amount of the adjustment is the greater of (a) or (b) where:
.. (a) is $1, 000 (the amount of the excess withdrawal); and .. (b) is $970.87 (the result of ((1) divided by (2)) multiplied by (3)) where:
  . (1) is the amount of the surrender greater than the withdrawal benefit payment remaining prior to the partial surrender ($1,000);
  . (2) is the accumulated value after the withdrawal benefit payment is deducted but prior to the surrender of the excess amount ($110,000 minus $7,000); and
  . (3) is the withdrawal benefit base prior to the adjustment for the excess amount ($100,000)


FOR LIFE . The amount of the adjustment* is $3,000 (the amount of the excess withdrawal). The new withdrawal benefit base is $100,000 - $3,000 = $97,000.

* The amount of the adjustment is the greater of (a) or (b) where:
.. (a) is $3,000 (the amount of the excess withdrawal); and .. (b) is $2,857.14 (the result of ((1) divided by (2)) multiplied by (3)) where:
  . (1) is the amount of the surrender greater than the withdrawal benefit payment remaining prior to the partial surrender ($3,000);
  . (2) is the accumulated value after the withdrawal benefit payment is deducted but prior to the surrender of the excess amount ($110,000 minus $5,000); and
  . (3) is the withdrawal benefit base prior to the adjustment for the excess amount ($100,000).

REMAINING WITHDRAWAL BENEFIT BASE CALCULATION
---------------------------------------------
The remaining withdrawal benefit base is adjusted when partial surrenders are made.

INVESTMENT BACK . The amount of the adjustment* is $8,000 (the amount of the withdrawal benefit payment plus the excess withdrawal). The new remaining withdrawal benefit base is $100,000 - $8,000 = $92,000.

* The amount of the adjustment is (a) plus (b) where:
.. (a) is $7,000 (the actual amount surrendered that does not exceed the withdrawal benefit payment); and
.. (b) is $1,000 (a proportionate reduction for the excess withdrawal). The amount of the proportionate reduction is the greater of (1) or (2) where:
  . (1) is $1,000 (the amount of the excess withdrawal); and . (2) is $902.91 (the result of ((i) divided by (ii)) multiplied by (iii))
    where:
    . (i) is the amount of the surrender greater than the withdrawal benefit payment remaining prior to the partial surrender ($1,000);
    . (ii) is the accumulated value after the withdrawal benefit payment is deducted but prior to the surrender of the excess amount ($110,000 - $7,000); and
    . (iii) is the remaining withdrawal benefit base after the withdrawal benefit payment is deducted but prior to the adjustment for the excess amount ($100,000 - $7,000).


FOR LIFE . The amount of the adjustment* is $8,000 (the amount of the withdrawal benefit payment plus the excess withdrawal). The new remaining withdrawal benefit base is $100,000 - $8,000 = $92,000.

* The amount of the adjustment is (a) plus (b) where
.. (a) is $5,000 - the actual amount surrendered that does not exceed the withdrawal benefit payment; and
.. (b) is $3,000 - a proportionate reduction for the excess withdrawal. The amount of the proportionate reduction is the greater of (1) or (2) where:
  . (1) is $3,000 (the amount of the excess withdrawal); and . (2) is $2,714.28 (the result of ((i) divided by (ii)) multiplied by (iii))
    where:
    . (i) is the amount of the surrender greater than the withdrawal benefit payment remaining prior to the partial surrender ($3,000);
    . (ii) is the accumulated value after the withdrawal benefit payment is deducted but prior to the surrender of the excess amount ($110,000 - $5,000); and
    . (iii) is the remaining withdrawal benefit base after the withdrawal benefit payment is deducted but prior to the adjustment for the excess amount ($100,000 - $5,000).

WITHDRAWAL BENEFIT PAYMENT CALCULATION (FOR THE NEXT CONTRACT YEAR)
-------------------------------------------------------------------
The withdrawal benefit payment is the new withdrawal benefit base (calculated on the contract anniversary) multiplied by the associated percentage.


INVESTMENT BACK . The new withdrawal benefit payment is $99,000 x 0.07% =
$6,930.



FOR LIFE . The new withdrawal benefit payment $97,000 x 0.05% = $4,850.

              PRINCIPAL LIFE INSURANCE COMPANY SEPARATE ACCOUNT B


           PRINCIPAL INVESTMENT PLUS VARIABLE ANNUITY/SM// /CONTRACT


                      STATEMENT OF ADDITIONAL INFORMATION


                                  DATED XXXXXX


This Statement of Additional Information provides information about the Principal Investment Plus Variable Annuity/sm// / (the "Contract") in addition to the information that is contained in the Contract's Prospectus, dated XXXXXX.





This Statement of Additional Information is not a prospectus. It should be read in conjunction with the Prospectus, a copy of which can be obtained free of charge by writing or telephoning:





                   Principal Investment Plus Variable Annuity
                         The Principal Financial Group
                                 P.O. Box 9382
                           Des Moines Iowa 50306-9382
                           Telephone: 1-800-852-4450

                               TABLE OF CONTENTS



                                                                            Page


Independent Auditors ....................................................

Principal Underwriter...................................................

Calculation of Yield and Total Return...................................

Taxation Under Certain Retirement Plans.................................

Principal Life Insurance Company Separate Account B

 Report of Independent Auditors.........................................

 Financial Statements...................................................

Principal Life Insurance Company

 Report of Independent Auditors.........................................

 Consolidated Financial Statements......................................

GENERAL INFORMATION AND HISTORY


Principal Life Insurance Company (the "Company") is the issuer of the Principal XXXXXXXXXXXXXXXX Variable Annuity (the "Contract"). The Company is a stock life insurance company with its home office at: Principal Financial Group, Des Moines, Iowa 50392 and is authorized to transact life and annuity business in all states of the United States and the District of Columbia. The Company is a wholly owned indirect subsidiary of Principal Financial Group, Inc., a publicly-traded company.


In 1879, the Company was incorporated under Iowa law as a mutual assessment life insurance company named Bankers Life Association. It became a legal reserve life insurance company and changed its name to Bankers Life Company in 1911 and then to Principal Mutual Life Insurance Company in 1986. The name change to Principal Life Insurance Company and reorganization into a mutual insurance holding company structure took place in 1998, when the Company became a stock life insurance company. In 2001, the mutual insurance holding company converted to a stock company through a process called demutualization, resulting in the current organizational structure.


INDEPENDENT AUDITORS


Ernst & Young LLP, 801 Grand, Des Moines, Iowa, serves as independent auditors for Principal Life Insurance Company Separate Account B and the Principal Life Insurance Company.


PRINCIPAL UNDERWRITER


Princor Financial Services Corporation ("Princor") is the principal underwriter of the Contract. Princor is a subsidiary of Principal Financial Services, Inc. The Contract's offering to the public is continuous. As the principal underwriter, Princor is paid for the distribution of the Contract. As the Contract is new, Princor has not received any commissions.


CALCULATION OF YIELD AND TOTAL RETURN


The Separate Account may publish advertisements containing information (including graphs, charts, tables and examples) about the performance of one or more of its Divisions.


The Contract was not offered prior to XXXXXXX. However, the certain divisions invest in underlying mutual funds which were offered prior to the date the Contract was available. Thus, the Separate Account may publish advertisements containing information about the hypothetical performance of one or more of its divisions for this Contract had the Contract been issued on or after the date the underlying mutual fund was first offered. In addition, as certain of the underlying mutual funds have added classes since the inception of the fund, performance may be shown for periods prior to the inception date of the new class which represents the historical results of initial class shares and do not include the effects of the subsequent class' annual fees and expenses. The hypothetical performance from the date of inception of the underlying mutual fund in which the division invests is derived by reducing the actual performance of the underlying mutual fund by the fees and charges of the Contract as if it had been in existence. The yield and total return figures described below will vary depending upon market conditions, the composition of the underlying mutual fund's portfolios and operating expenses. These factors and possible differences in the methods used in calculating yield and total return should be considered when comparing the Separate Account performance figures to performance figures published for other investment vehicles. The Separate Account may also quote rankings, yields or returns as published by independent statistical services or publishers and information regarding performance of certain market indices. Any performance data quoted for the Separate Account represents only historical performance and is not intended to indicate future performance.


From time to time the Separate Account advertises its Money Market Division's "yield" and "effective yield" for the Contract. Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the division refers to the income generated by an investment under the Contract in the division over a 7-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Division is assumed to be reinvested. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. Neither yield quotation reflects a sales load deducted from purchase payments which, if included, would reduce the "yield" and "effective yield."

                                        YIELD FOR THE PERIOD ENDED XXXXXXX
                                      7-day annualized       7-day effective
 FOR CONTRACTS:                       yield-----------       yield----------
 --------------                       -----                  -----
 without a surrender charge or a
 purchase payment credit rider
 with a surrender charge but
 without a purchase payment credit
 rider
 without a surrender charge but
 with a purchase payment credit
 rider
 with a surrender charge and with a
 purchase payment credit rider


In addition, from time to time, the Separate Account will advertise the "yield" for certain other divisions for the Contract. The "yield" of a division is determined by annualizing the net investment income per unit for a specific, historical 30-day period and dividing the result by the ending maximum offering price of the unit for the same period. This yield quotation does not reflect a surrender charge which, if included, would reduce the "yield."


Also, from time to time, the Separate Account will advertise the average annual total return of its various divisions. The average annual total return for any of the divisions is computed by calculating the average annual compounded rate of return over the stated period that would equate an initial $1,000 investment to the ending redeemable Contract value. In this calculation the ending value is reduced by a surrender charge that decreases from 6% to 0% over a period of 7 years. The Separate Account may also advertise total return figures for its divisions for a specified period that does not take into account the surrender charge in order to illustrate the change in the division's unit value over time. See "Charges and Deductions" in the Prospectus for a discussion of surrender charges.


Following are the hypothetical average annual total returns for the period ending December 31, 2003 assuming the Contract had been offered as of the effective dates of the underlying mutual funds in which the divisions invest:

                               CONTRACT WITHOUT PURCHASE PAYMENT CREDIT RIDER

                                            WITH SURRENDER CHARGE
                        -------------------------------------------------------------
                            EFFECTIVE                                          SINCE
       DIVISION               DATE         ONE YEAR  FIVE YEARS  TEN YEARS   INCEPTION
       --------             ---------      --------  ----------  ---------   ---------
 AIM V.I. Basic Value
 AIM V.I. SmallCap
 Equity
 AllianceBernstein
 Small Cap Growth
 American Century VP
 Inflation Protection
 American Century VP
 Ultra                                                           /
 American Century VP
 Vista                                                           /
 Dreyfus IP Technology
 Growth                                              /
 Fidelity VIP
 Contrafund                                          /           /
 Fidelity VIP
 Equity-Income                                       /
 Fidelity VIP Growth                                 /
 Fidelity VIP Mid Cap                                /
 Fidelity VIP Overseas                               /
 Goldman Sachs VIT Mid
 Cap Value                                           /
 Goldman Sachs VIT
 Core Small Cap Equity                     /
 Neuberger Berman AMT
 High Income Bond
 Neuberger Berman AMT
 Partners                                                        /
 Neuberger Berman AMT
 Socially Responsive                                 /
 Neuberger Berman AMT
 Fasciano
 Asset Allocation        June 1, 1994                            /

 Bond                   December 18, 1987                        /
 Capital Value           May 13, 1970                            /
 Equity Growth           June 1, 1994                            /
 Equity Income           May 1, 1998                             /
 Equity Value           XXXXX                                    /
 Government Securities   April 9, 1987
 Growth                  May 2, 1994
 International           May 2, 1994                             /
 International
 Emerging Markets        October 24, 2000            /
 International
 SmallCap                May 1, 1998                             /
 LargeCap Blend          May 1, 2002                 /
 LargeCap Stock Index    May 3, 1999
 LargeCap Value          May 1, 2002
 Limited Term Bond       May 1, 2003

 MidCap                 December 18, 1987                        /
 MidCap Growth           May 1, 1998
 MidCap Value            May 3, 1999                             /
 Money Market            March 18, 1983
 Principal LifeTime
 Strategic Income       XXXXX
 Principal LifeTime
 2010                   XXXXX
 Principal LifeTime
 2020                   XXXXX
 Principal LifeTime
 2030                   XXXXX
 Principal LifeTime
 2040                   XXXXX
 Principal LifeTime
 2050                   XXXXX
 Real Estate
 Securities              May 1, 1998
 SmallCap Growth         May 1, 1998
 SmallCap Value          May 1, 1998
 T. Rowe Price Blue
 Chip Growth
 T. Rowe Price Heath
 Sciences

                               CONTRACT WITHOUT PURCHASE PAYMENT CREDIT RIDER

                                          WITHOUT SURRENDER CHARGE
                        -------------------------------------------------------------
                            EFFECTIVE                                          SINCE
       DIVISION               DATE         ONE YEAR  FIVE YEARS  TEN YEARS   INCEPTION
       --------             ---------      --------  ----------  ---------   ---------
 AIM V.I. Basic Value
 AIM V.I. SmallCap
 Equity
 AllianceBernstein
 Small Cap Growth
 American Century VP
 Inflation Protection
 American Century VP
 Ultra                                                           /
 American Century VP
 Vista                                                           /
 Dreyfus IP Technology
 Growth
 Fidelity VIP
 Contrafund                                                      /
 Fidelity VIP
 Equity-Income                                                   /
 Fidelity VIP Growth                                 /
 Fidelity VIP Mid Cap                                            /
 Fidelity VIP Overseas                               /
 Goldman Sachs VIT Mid
 Cap Value                                           /
 Goldman Sachs VIT
 Core Small Cap Equity                               /
 Neuberger Berman AMT
 High Income Bond                                    /
 Neuberger Berman AMT
 Partners                                  /
 Neuberger Berman AMT
 Socially Responsive
 Neuberger Berman AMT
 Fasciano                                                        /
 Asset Allocation        June 1, 1994                /

 Bond                   December 18, 1987
 Capital Value           May 13, 1970                            /
 Equity Growth           June 1, 1994                            /
 Equity Income           May 1, 1998                             /
 Equity Value           XXXXX                                    /
 Government Securities   April 9, 1987                           /
 Growth                  May 2, 1994                             /
 International           May 2, 1994
 International
 Emerging Markets        October 24, 2000
 International
 SmallCap                May 1, 1998                             /
 LargeCap Blend          May 1, 2002                 /
 LargeCap Stock Index    May 3, 1999                             /
 LargeCap Value          May 1, 2002                 /
 Limited Term Bond       May 1, 2003

 MidCap                 December 18, 1987
 MidCap Growth           May 1, 1998                             /
 MidCap Value            May 3, 1999                             /
 Money Market            March 18, 1983
 Principal LifeTime
 Strategic Income       XXXXX                                    /
 Principal LifeTime
 2010                   XXXXX
 Principal LifeTime
 2020                   XXXXX
 Principal LifeTime
 2030                   XXXXX
 Principal LifeTime
 2040                   XXXXX
 Principal LifeTime
 2050                   XXXXX
 Real Estate
 Securities              May 1, 1998
 SmallCap Growth         May 1, 1998
 SmallCap Value          May 1, 1998
 T. Rowe Price Blue
 Chip Growth
 T. Rowe Price Heath
 Sciences

                                 CONTRACT WITH PURCHASE PAYMENT CREDIT RIDER

                                            WITH SURRENDER CHARGE
                        -------------------------------------------------------------
                            EFFECTIVE                                          SINCE
       DIVISION               DATE         ONE YEAR  FIVE YEARS  TEN YEARS   INCEPTION
       --------             ---------      --------  ----------  ---------   ---------
 AIM V.I. Basic Value                                            /
 AIM V.I. SmallCap
 Equity
 AllianceBernstein
 Small Cap Growth
 American Century VP
 Inflation Protection
 American Century VP
 Ultra
 American Century VP
 Vista                                                           /
 Dreyfus IP Technology
 Growth
 Fidelity VIP
 Contrafund                                                      /
 Fidelity VIP
 Equity-Income
 Fidelity VIP Growth                                 /
 Fidelity VIP Mid Cap                                            /
 Fidelity VIP Overseas                               /
 Goldman Sachs VIT Mid
 Cap Value                                           /
 Goldman Sachs VIT
 Core Small Cap Equity                               /
 Neuberger Berman AMT
 High Income Bond                                    /
 Neuberger Berman AMT
 Partners                                  /
 Neuberger Berman AMT
 Socially Responsive
 Neuberger Berman AMT
 Fasciano                                                        /
 Asset Allocation        June 1, 1994                /

 Bond                   December 18, 1987
 Capital Value           May 13, 1970                            /
 Equity Growth           June 1, 1994                            /
 Equity Income           May 1, 1998                             /
 Equity Value           XXXXX                                    /
 Government Securities   April 9, 1987                           /
 Growth                  May 2, 1994                             /
 International           May 2, 1994
 International
 Emerging Markets        October 24, 2000
 International
 SmallCap                May 1, 1998                             /
 LargeCap Blend          May 1, 2002                 /
 LargeCap Stock Index    May 3, 1999                             /
 LargeCap Value          May 1, 2002                 /
 Limited Term Bond       May 1, 2003

 MidCap                 December 18, 1987
 MidCap Growth           May 1, 1998                             /
 MidCap Value            May 3, 1999
 Money Market            March 18, 1983
 Principal LifeTime
 Strategic Income       XXXXX
 Principal LifeTime
 2010                   XXXXX
 Principal LifeTime
 2020                   XXXXX
 Principal LifeTime
 2030                   XXXXX
 Principal LifeTime
 2040                   XXXXX
 Principal LifeTime
 2050                   XXXXX
 Real Estate
 Securities              May 1, 1998
 SmallCap Growth         May 1, 1998
 SmallCap Value          May 1, 1998
 T. Rowe Price Blue
 Chip Growth
 T. Rowe Price Heath
 Sciences

                                 CONTRACT WITH PURCHASE PAYMENT CREDIT RIDER

                                          WITHOUT SURRENDER CHARGE
                        -------------------------------------------------------------
                            EFFECTIVE                                          SINCE
       DIVISION               DATE         ONE YEAR  FIVE YEARS  TEN YEARS   INCEPTION
       --------             ---------      --------  ----------  ---------   ---------
 AIM V.I. Basic Value
 AIM V.I. SmallCap
 Equity
 AllianceBernstein
 Small Cap Growth
 American Century VP
 Inflation Protection
 American Century VP
 Ultra                                                           /
 American Century VP
 Vista                                                           /
 Dreyfus IP Technology
 Growth
 Fidelity VIP
 Contrafund
 Fidelity VIP
 Equity-Income                                                   /
 Fidelity VIP Growth                                 /
 Fidelity VIP Mid Cap                                            /
 Fidelity VIP Overseas                               /
 Goldman Sachs VIT Mid
 Cap Value                                           /
 Goldman Sachs VIT
 Core Small Cap Equity                               /
 Neuberger Berman AMT
 High Income Bond                                    /
 Neuberger Berman AMT
 Partners                                  /
 Neuberger Berman AMT
 Socially Responsive
 Neuberger Berman AMT
 Fasciano                                                        /
 Asset Allocation        June 1, 1994                /

 Bond                   December 18, 1987
 Capital Value           May 13, 1970                            /
 Equity Growth           June 1, 1994                            /
 Equity Income           May 1, 1998                             /
 Equity Value           XXXXX                                    /
 Government Securities   April 9, 1987
 Growth                  May 2, 1994
 International           May 2, 1994
 International
 Emerging Markets        October 24, 2000
 International
 SmallCap                May 1, 1998
 LargeCap Blend          May 1, 2002                 /
 LargeCap Stock Index    May 3, 1999
 LargeCap Value          May 1, 2002                 /
 Limited Term Bond       May 1, 2003

 MidCap                 December 18, 1987
 MidCap Growth           May 1, 1998                             /
 MidCap Value            May 3, 1999
 Money Market            March 18, 1983                          /
 Principal LifeTime
 Strategic Income       XXXXX
 Principal LifeTime
 2010                   XXXXX
 Principal LifeTime
 2020                   XXXXX
 Principal LifeTime
 2030                   XXXXX
 Principal LifeTime
 2040                   XXXXX
 Principal LifeTime
 2050                   XXXXX
 Real Estate
 Securities              May 1, 1998
 SmallCap Growth         May 1, 1998
 SmallCap Value          May 1, 1998
 T. Rowe Price Blue
 Chip Growth
 T. Rowe Price Heath
 Sciences

TAXATION UNDER CERTAIN RETIREMENT PLANS


INDIVIDUAL RETIREMENT ANNUITIES
Contributions. Individuals may make contributions for individual retirement
--------------
annuity (IRA) contracts. Individuals may make deductible contributions (for any year) up to the lesser of the amount shown in the chart or 100% of compensation.

Individuals age 50 or over are also permitted to make additional "catch-up" contributions. The additional contribution is $500 for 2004 and 2005 and $1,000 in 2006 and beyond.


Such individuals may establish a traditional IRA for a non-working spouse. The annual contribution for both spouses' contracts cannot exceed the lesser of the amount shown in the chart or 100% of the working spouse's compensation. No more than the individual IRA limit may be contributed to either spouse's IRA for any year.

              IRA - MAXIMUM ANNUAL CONTRIBUTION
  ----------------------------------------------------------
     YEAR      INDIVIDUAL IRA    INDIVIDUAL IRA + SPOUSAL IRA
     ----      --------------    ----------------------------
     2004          $3,000                  $ 6,000
     2005          $4,000                  $ 8,000
     2006          $4,000                  $ 8,000
     2007          $4,000                  $ 8,000
     2008          $5,000                  $10,000



Starting in 2009, limits are indexed for cost-of-living.


Contributions may be tax deductible. If an individual and his/her spouse do not participate in a qualified retirement plan, the contributions to an IRA are fully tax deductible regardless of income. If an individual is an active participant in a qualified retirement plan, his/her ability to deduct the contributions depends upon his/her income level.


For individuals who are not active participants but whose spouses are, deductibility of traditional IRA contributions is phased out if the couple's Adjusted Gross Income is between $150,000 and $160,000; assuming taxes are filed jointly.

                         DEDUCTIBILITY OF TRADITIONAL IRA CONTRIBUTIONS FOR ACTIVE PARTICIPANTS
  -----------------------------------------------------------------------------------------------------------------
                   MARRIED INDIVIDUALS (FILING JOINTLY)                                 SINGLE INDIVIDUAL
  -----------------------------------------------------------------------  ----------------------------------------
                                 LIMITED                    NO                                LIMITED           NO
           YEAR                 DEDUCTION               DEDUCTION               YEAR         DEDUCTION      DEDUCTION
           ----                 ---------               ---------               ----         ---------      ---------
           2004                  $65,000                 $ 75,000               2004          $45,000        $55,000
                                                                                2005
           2005                  $70,000                 $ 80,000            and beyond       $50,000        $60,000
           2006                  $75,000                 $ 85,000
      2007 and beyond            $80,000                 $100,000



An individual may make non-deductible IRA contributions to the extent of the excess of:

1) The lesser of maximum annual contribution or 100% of compensation, over

2) The IRA deductible contributions made with respect to the individual.

An individual may not make any contribution to his/her own IRA for the year in which he/she reaches age 70 1/2 or for any year thereafter.


Taxation of Distributions. Distributions from IRA Contracts are taxed as
--------------------------
ordinary income to the recipient, although special rules exist for the tax-free return of non-deductible contributions. In addition, taxable distributions received under an IRA Contract prior to age 591/2 are subject to a 10% penalty tax in addition to regular income tax. Certain distributions are exempted from this penalty tax, including distributions following the owner's death or disability if the distribution is paid as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of Owner and the Owner's designated Beneficiary; distributions to pay medical expenses; distributions for certain unemployment expenses; distributions for first home purchases (up to $10,000) and distributions for higher education expenses.


Required Distributions. Generally, distributions from IRA Contracts must
-----------------------
commence not later than April 1 of the calendar year following the calendar year in which the owner attains age 701/2, and such distributions must be made over a period that does not exceed the uniform life distribution period established by the IRS. A penalty tax of 50% would be imposed on any amount by which the minimum required distribution in any year exceeded the amount actually distributed in that year. In addition, in the event that the owner dies before his or her entire interest in the Contract has been distributed, the owner's entire interest must be distributed in accordance with rules similar to those applicable upon the death of the Contract Owner in the case of a non-qualified Contract, as described in the Prospectus.


Tax-Free Rollovers. The Internal Revenue Code (the "Code") permits the taxable
-------------------
portion of funds to be transferred in a tax-free rollover from a qualified employer pension, profit-sharing, annuity, bond purchase or tax-deferred annuity plan to an IRA Contract if certain conditions are met, and if the rollover of assets is completed within 60 days after the distribution from the qualified plan is received. A direct rollover of funds may avoid a 20% federal tax withholding generally applicable to qualified plans or tax-deferred annuity plan distributions. In addition, not more frequently than once every twelve months, amounts may be rolled over tax-free from one IRA to another, subject to the 60-day limitation and other requirements. The once-per-year limitation on rollovers does not apply to direct transfers of funds between IRA custodians or trustees.


SIMPLIFIED EMPLOYEE PENSION PLANS AND SALARY REDUCTION SIMPLIFIED EMPLOYEE PENSION PLANS
Contributions. Under Section 408(k) of the Code, employers may establish a type
--------------
of IRA plan referred to as a simplified employee pension plan (SEP). Employer contributions to a SEP cannot exceed the amounts in the chart below.

                    SIMPLIFIED EMPLOYEE PENSION PLAN (SEP)
  ---------------------------------------------------------------------------
        YEAR                       EMPLOYER ANNUAL CONTRIBUTION
        ----                       ----------------------------
   2002              Lesser of 15% of the employee's compensation or $30,000.
   2003 and beyond   Indexed for cost-of-living.



Employees of certain small employers may have contributions made to the salary reduction simplified employee pension plan (SAR/SEP) on their behalf on a salary reduction basis. The amount that an employee chooses to defer and contribute to the SAR/SEP is referred to as an elective deferral.


These elective deferrals are subject to the same cap as elective deferrals to IRC Section 401(k) plans, see table below. In addition to the elective deferrals, SAR/SEP may permit additional elective deferrals by individuals age 50 or over, referred to as "catch-up contributions".


No new SAR/SEP are permitted after 1996 for any employer, but those in effect prior to 1997 may continue to operate, receive contributions, and add new employees.


Employees of tax-exempt organizations and state and local government agencies are not eligible for SAR/SEPs.

         SALARY REDUCTION SIMPLIFIED EMPLOYEE PENSION PLAN (SAR-SEP)
  --------------------------------------------------------------------------
        YEAR             ELECTIVE DEFERRAL           CATCH-UP CONTRIBUTION
        ----             -----------------           ---------------------
        2004                  $13,000                       $3,000
        2005                  $14,000                       $4,000
        2006                  $15,000                       $5,000

   2007 and beyond  Indexed for cost-of-living.   Indexed for cost-of-living.



Taxation of Distributions. Generally, distribution payments from SEPs and
--------------------------
SAR/SEPs are subject to the same distribution rules described above for IRAs.


Required Distributions. SEPs and SAR/SEPs are subject to the same minimum
-----------------------
required distribution rules described above for IRAs.

Tax-Free Rollovers. Generally, rollovers and direct transfers may be made to and
-------------------
from SEPs and SAR/SEPs in the same manner as described above for IRAs, subject to the same conditions and limitations.


SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE IRA)
Contributions. Under Section 408(p) of the Code, employers may establish a type
--------------
of IRA plan known as a SIMPLE IRA. Employees may have contributions made to the SIMPLE IRA on a salary reduction basis. The amount that an employee chooses to defer and contribute to the SIMPLE IRA is referred to as an elective deferral.

These elective deferrals cannot exceed the amounts shown in the chart. In addition to the elective deferrals, SIMPLE IRA may permit additional elective deferrals by individuals age 50 or over, referred to as "catch-up contributions".


Elective contribution amounts made under the salary reduction portions (i.e., those subject to the $7,000 limit in 2002) of a SIMPLE IRA plan are counted in the overall limit on elective deferrals by any individual. For example, an individual under age 50 who defers the maximum of $7,000 to a SIMPLE IRA of one employer and participates in a 401(k) plan of another employer would be limited to an elective deferral of $4,000 in 2002 ($11,000 - $7,000) to the 401(k) plan.


The employer generally must match either 100% of the employee's elective deferral, up to 3% of the employee's compensation or fixed nonelective contributions of 2% of compensation.

                              SAVINGS INCENTIVE MATCH PLAN FOR EMPLOYEES (SIMPLE IRA)
  ---------------------------------------------------------------------------------------------------------------
        YEAR             ELECTIVE DEFERRAL          CATCH-UP CONTRIBUTION      OVERALL LIMIT ON ELECTIVE DEFERRALS
        ----             -----------------          ---------------------      -----------------------------------
        2004                  $9,000                       $1,500                            $13,000
        2005                  $10,000                      $2,000                            $14,000
        2006        Indexed for cost-of-living.            $2,500                            $15,000
   2007 and beyond                               Indexed for cost-of-living.       Indexed for cost-of-living.



Taxation of Distributions. Generally, distribution payments from SIMPLE IRAs are
--------------------------
subject to the same distribution rules described above for IRAs, except that distributions made within two years of the date of an employee's first participation in a SIMPLE IRA of an employer are subject to a 25% penalty tax instead of the 10% penalty tax discussed previously.


Required Distributions. SIMPLE IRAs are subject to the same minimum required
-----------------------
distribution rules described above for IRAs.


Tax-Free Rollovers. Direct transfers may be made among SIMPLE IRAs in the same
-------------------
manner as described above for IRAs, subject to the same conditions and limitations. Rollovers from SIMPLE IRAs are permitted after two years have elapsed from the date of an employee's first participation in a SIMPLE IRA of the employer. Rollovers to SIMPLE IRAs from other plans are not permitted.

ROTH INDIVIDUAL RETIREMENT ANNUITIES (ROTH IRA)
Contribution. Under Section 408A of the Code, individuals may contribute to a
-------------
Roth IRA on his/her own behalf up to the lesser of maximum annual contribution limit as shown in the chart or 100% of compensation. In addition, the contribution must be reduced by the amount of any contributions made to other IRAs for the benefit of the same individual.

Individuals age 50 or over are also permitted to make additional "catch-up" contributions. The additional contribution is $500 for 2004 and 2005 and $1,000 in 2006 and beyond.

       ROTH IRA - MAXIMUM ANNUAL CONTRIBUTION
  ------------------------------------------------
  YEAR  INDIVIDUAL ROTH IRA   CATCH-UP CONTRIBUTION
  ----  -------------------   ---------------------
  2004        $3,000                 $  500
  2005        $4,000                 $  500
  2006        $4,000                 $1,000
  2007        $4,000                 $1,000
  2008        $5,000                 $1,000



Starting in 2009, individual Roth IRA limits are indexed for cost-of-living.


The maximum contribution is phased out for single taxpayers with adjusted gross income between $95,000 and $110,000 and for joint filers with adjusted gross income between $150,000 and $160,000 (see chart below).


If taxable income is recognized on the traditional IRA, and IRA owner (with adjusted gross income of less than $100,000) may convert a traditional IRA into a Roth IRA. If the conversion is made in 1999, IRA income recognized may be spread over four years. Otherwise, all IRA income will need to be recognized in the year of conversion. No IRS 10% tax penalty will apply to the conversion.

            MODIFIED ADJUSTED GROSS INCOME
  ------------------------------------------------------------------------------------------------------------------------
          SINGLE             MARRIED FILING JOINT       ROTH IRA CONTRIBUTION
          ------             --------------------       ---------------------
      $95,000 or less          $150,000 or less           Full Contribution
    $95,000 - $110,000       $150,000 - $160,0000       Partial Contribution*
      $110,000 & over           $160,000 & over            No Contribution

  *Those entitled to only a partial contribution should check with a tax advisor to determine the allowable contribution.


Married person whose filing status is "married, filing separately" may not make a full Roth IRA contribution, unless the couple are separated and have been living apart for the entire year. Only a partial contribution is allowed if the Modified Adjusted Gross Income is less than $10,000.


Taxation of Distribution. Qualified distributions are received income-tax free
-------------------------
by the Roth IRA owner, or beneficiary in case of the Roth IRA owner's death. A qualified distribution is any distribution made after five years if the IRA owner is over age 591/2, dies, becomes disabled, or uses the funds for first-time home buyer expenses at the time of distribution. The five-year period for converted amounts begins from the year of the conversion.


FINANCIAL STATEMENTS


TO BE ADDED BY AMENDMENT

                                     PART C
                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

          (a)    Financial Statements included in the Registration Statement
                 (1)   Part A:
                          None

                 (2)   Part B:
                          None

                (3)    Part C
                          None

         (b)    Exhibits
                (1)    Board Resolution of Registrant *
                (3a)   Distribution Agreement - N/A
                (3b)   Selling Agreement *
                (4a)   Form of Variable Annuity Contract *
                (5)    Form of Variable Annuity Application *
                (6a)   Articles of Incorporation of the Depositor *
                (6b)   Bylaws of Depositor *
                (9)    Opinion of Counsel **
                (10a)  Consent of E&Y LLP **
                (10b)  Powers of Attorney *
                (11)   Financial Statement Schedules **

*    Filed herein
**   To be filed by amendment

Item 25.  Officers and Directors of the Depositor

Principal Life Insurance Company is managed by a Board of Directors which is elected by its policyowners. The directors and executive officers of the Company, their positions with the Company, including Board Committee memberships, and their principal business address, are as follows:

DIRECTORS:
                                             Principal
 Name, Positions and Offices                 Business Address

 BETSY J. BERNARD
 Director                                  40 Shalebrook Drive
 Chair, Nominating and Governance          Morristown, NJ  07960
   Committee


 JOCELYN CARTER-MILLER                     TechEdventures
 Director                                  3698 Northwest 15th Street
 Member, Audit Committee                   Lauderhill, FL  33311


 GARY E. COSTLEY                           Multifoods
 Director                                  110 Cheshire Lane, Suite 300
 Member, Human Resources                   Minnetonka, MN  55305
    Committee


 DAVID J. DRURY                            4633 156th Street
 Director                                  Waukee, IA  50263
 Member, Executive Committee


 C. DANIEL GELATT, JR.                     NMT Corporation
 Director                                  2004 Kramer Street
 Member, Executive Committee               La Crosse, WI 54603
   Member, Human Resources
   Committee


 J. BARRY GRISWELL                         The Principal Financial Group
 Director                                  Des Moines, IA 50392
 President, Chairman of the Board
 and Chief Executive Officer
   Chair, Executive Committee


 SANDRA L. HELTON                          Telephone and Data Systems, Inc.
 Director                                  30 North LaSalle Street, Suite 4000
 Member, Audit Committee                   Chicago, IL  60602


 CHARLES S. JOHNSON                        4935 Mesa Capella Drive
 Director                                  Las Vegas, NV  89113-1441
 Member, Human Resources
   Committee


 WILLIAM T. KERR                           Meredith Corporation
 Director                                  1716 Locust St.
 Member, Executive Committee               Des Moines, IA  50309-3023
   and Chair, Human Resources
   Committee

 RICHARD L. KEYSER                         W.W. Grainger, Inc.
 Director                                  100 Grainger Parkway
 Member, Nominating and Governance         Lake Forest, IL  60045-5201
   Committee


 VICTOR. H. LOEWENSTEIN                    Avenue Wellington 146
 Director                                  B-1180
 Member, Nominating and Governance         Brussels, Belgium
   Committee

 ARJUN K. MATHRANI                         176 East 71st Street, Apt. 9-F
 Director                                  New York, NY  10021
 Member, Audit Committee


 FEDERICO F. PENA                          Vestar Capital Partners
 Member, Nominating and Governance         1225 17th Street, Ste 1660
   Committee                               Denver, CO  80202


 ELIZABETH E. TALLETT                      Hunter Partners, LLC
 Director                                  48 Federal Twist Road
 Chair, Audit Committee                    Stockton, NJ  08559
 Member, Executive Committee


EXECUTIVE OFFICERS (OTHER THAN DIRECTORS):

         JOHN EDWARD ASCHENBRENNER          President, Insurance and Financial Services
         PAUL FRANCIS BOGNANNO              Senior Vice President
         GARY MERLYN CAIN                   Senior Vice President Life and Health Division
         RONALD L. DANILSON                 Senior Vice President - Retirement and Investor Services
         JAMES DAVID DEVRIES                Senior Vice President - Human Resources
         RALPH CRAIG EUCHER                 Senior Vice President - Retirement and Investor Services
         NORA MARY EVERETT                  Senior Vice President and Deputy General Counsel
         MICHAEL HARRY GERSIE               Executive Vice President and Chief Financial Officer
         THOMAS JOHN GRAF                   Senior Vice President - Investor Relations
         JOYCE NIXSON HOFFMAN               Senior Vice President and Corporate Secretary
         DANIEL JOSEPH HOUSTON              Senior Vice President - Retirement and Investor Services
         ELLEN ZISLIN LAMALE                Senior Vice President and Chief Actuary
         JULIA MARIE LAWLER                 Senior Vice President and Chief Investment Officer
         JAMES PATRICK MCCAUGHAN            President, Global Asset Management
         MARY AGNES O'KEEFE                 Senior Vice President and Chief Marketing Officer
         GARY PAUL SCHOLTEN                 Senior Vice President and Chief Information Officer
         KAREN ELIZABETH SHAFF              Executive Vice President and General Counsel
         ROBERT ALLEN SLEPICKA              Senior Vice President - Life and Health Division
         NORMAN RAUL SORENSEN               Senior Vice President - International Asset Accumulation
         LARRY DONALD ZIMPLEMAN             President, Retirement and Investor Services

Item 26.  Persons Controlled by or Under Common Control with Registrant

          Principal   Financial   Services,   Inc.  (an  Iowa   corporation)  an
          intermediate holding company organized pursuant to Section 512A.14 of the Iowa Code.

          Subsidiaries   wholly-owned  by  Principal   Financial  Services, Inc.

          a. Princor Financial Services Corporation (an Iowa Corporation) a registered broker-dealer.

          b.   PFG DO Brasil LTDA (Brazil) a Brazilian holding company.

          c. Principal International, Inc. (an Iowa Corporation) a company engaged in international business development.

          d.   JF Molloy & Associates, Inc.

          e.   Molloy Medical Management Company, Inc.

          f.   Molloy Wellness Company

          g.   Molloy Actuarial and Consulting Corporation

          h.   Capstone Insurance Group, Inc.

          i. Principal Health Insurance Company (Iowa) a stock life insurance company engaged in the business of health insurance.

          j. Principal Global Investors Holding Company, Inc. (Delaware) a holding company.

          k. ING/Principal Pensions Co., Ltd. (Japan) a Japanese pension company.

          l. Principal Financial Group (Mauritius) Ltd. a Mauritius holding company.

          m. Principal Life Insurance Company (an Iowa corporation) a stock life insurance company engaged in the business of insurance and retirement services.

          n. Principal Financial Services (Australia), Inc. an Iowa holding company.

          o. Principal Investors Corporation (New Jersey) a general business corporation that holds investments.

          p. Principal International Holding Company, LLC a Delaware limited liability company that serves as a downstream holding company for Principal Financial Services, Inc.

          q.   Principal International de Chile, S.A. (Chile) a holding company.

          r. Principal Financial Services (NZ), Inc. (an Iowa holding company) formed to facilitate the acquisition of the New Zealand business of BT Australia.

          s. Principal Financial Group Investments (Australia) Pty Limited an Australia holding company.

          Subsidiary wholly-owned by Princor Financial Services Corporation:

          a.   Principal   Management   Corporation  (an  Iowa   Corporation)  a
               registered investment advisor.

          Subsidiary 42% owned by PFG DO Brasil LTDA

          a.   Brasilprev    Seguros E Previdencia  S.A. (Brazil)  a   pension
               fund company.

          Subsidiaries wholly-owned by Principal International, Inc.:

          a.   Zao Principal International (a Russia Corporation) inactive.

          b. Principal Asset Management Company (Asia) Ltd. (Hong Kong) an asset management company.

          c. Principal International (Asia) Limited (Hong Kong) a corporation operating as a regional headquarters for Asia.

          d.   Principal Trust Company (Asia) Limited an Asia trust company.

          e.   Principal   International    Argentina,    S.A.   (an   Argentina
               corporation) a holding company that owns Argentina corporations offering annuities, group and individual insurance policies.

          f. Principal Mexico Compania de Seguros, S.A. de C.V. (Mexico) a life insurance company.

          g.   Principal Pensiones, S.A. de C.V. (Mexico) a pension company.

          h.   Principal Afore, S.A. de C.V. (Mexico), a pension company.

          i.   Principal  Mexico  Servicios,  S.A.  de C.V.  (Mexico)  a company
               established   to  be  the   employer  of  Mexico   administration
               employees.

          j. Distribuidora Principal Mexico, S.A. de C.V. (Mexico) a company established to be the employer of Mexico sales employees.

          k. Principal Genera, S.A. De C.V., Operadora De Fondos De Inversion (Mexico) a mutual fund company.

          l.   Principal   Consulting   (India)   Private   Limited   (an  India
               corporation) an India consulting company.

          Subsidiaries 88% owned by Principal International, Inc.:

          a. Principal Insurance Company (Hong Kong) Limited (a Hong Kong Corporation) a company that sells insurance and pension products.

          Subsidiaries wholly-owned by Principal Global Investors Holding Company, Inc.

          a. Principal Global Investors (Ireland) Limited an Ireland company that engages in funds management.

          b. Principal Global Investors (Europe) Limited a United Kingdom company that engages in European representation and distribution of the Principal Investments Funds.

          c. Principal Global Investors (Singapore) Limited (a Singapore corporation) a company engaging in funds management.

          Subsidiaries  wholly-owned by Principal  Financial  Group  (Mauritius)
          Ltd.

          a. Principal Asset Management Company Private Limited (India) an India asset management company.

          b. Principal Trustee Company Private Limited (India) a trustee for mutual funds.

          Subsidiaries  organized and  wholly-owned  by Principal Life Insurance
          Company:

          a. InSource Group, LLC (Delaware) a limited liability company engaged in marketing products for the Principal Financial Group, Inc.

          b.   Principal  Global  Investors,  LLC  (a  Delaware  Corporation)  a
               limited liability company that provides private mortgage, real estate & fixed-income securities services to institutional clients.

          c. Principal Development Investors, LLC (a Delaware Corporation) a limited liability company engaged in acquiring and improving real property through development and redevelopment.

          d. Principal Net Lease Investors, LLC (a Delaware Corporation) a limited liability company which operates as a buyer and seller of net leased investments.

          e. Principal Holding Company (an Iowa Corporation) a downstream holding company for Principal Life Insurance Company.

          f. Executive Benefit Services, Inc. (North Carolina) a corporation which engages in marketing, sales and administration of executive benefit services.

          g.   BCI Group, LLC (Delaware) a limited liability company.

          Principal Life Insurance Company sponsored the organization of the following mutual funds, some of which it controls by virtue of owning voting securities

               Principal Balanced Fund, Inc.(a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on May 17, 2004.

               Principal Bond Fund, Inc.(a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on May 17, 2004.

               Principal Capital Value Fund, Inc. (a Maryland Corporation) 18.86% of outstanding shares owned by Principal Life Insurance Company (including subsidiaries and affiliates)on May 17,
               2004.

               Principal Cash Management Fund, Inc. (a Maryland Corporation) 2.18% of outstanding shares owned by Principal Life Insurance Company (including subsidiaries and affiliates) on May 17, 2004.

               Principal Equity Income Fund, Inc. (f/k/a Principal Utilities Fund, Inc.) (a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on May 17, 2004.

               Principal Government Securities Income Fund, Inc. (a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on May 17, 2004.

               Principal Growth Fund, Inc. (a Maryland Corporation) 0.00% of outstanding shares owned by Principal Life Insurance Company (including subsidiaries and affiliates) on May 17, 2004.

               Principal International Emerging Markets Fund, Inc. (a Maryland Corporation) 26.71% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on May 17, 2004.

               Principal International Fund, Inc. (a Maryland Corporation) 14.83% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on May 17, 2004.

               Principal   International   SmallCap   Fund,   Inc.  (a  Maryland
               Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on May 17, 2004.

               Principal Limited Term Bond Fund, Inc. (a Maryland Corporation) 2.41% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on May 17, 2004.

               Principal   LargeCap   Stock   Index   Fund,   Inc.  (a  Maryland
               Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on May 17, 2004.

               Principal MidCap Fund, Inc. (a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on May 17, 2004

               Principal Partners Blue Chip Fund, Inc.(a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on May 17, 2004.

               Principal  Partners   Equity  Growth  Fund,  Inc.(a  Maryland
               Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on May 17, 2004

               Principal   Partners   LargeCap  Blend  Fund,   Inc.(a  Maryland
               Corporation) 6.99% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on May 17, 2004

               Principal   Partners   LargeCap  Value  Fund,   Inc.(a  Maryland
               Corporation) 6.30% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on May 17, 2004

               Principal   Partners   MidCap   Growth  Fund,   Inc.(a   Maryland
               Corporation) 5.96% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on May 17, 2004

               Principal   Partners  SmallCap  Growth  Fund,   Inc.(a  Maryland
               Corporation) 14.82% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on May 17, 2004

               Principal Real Estate Fund, Inc. (a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on May 17, 2004

               Principal SmallCap Fund, Inc.(a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on May 17, 2004.

               Principal Investors Fund, Inc.(a Maryland Corporation),
               0.12% of shares outstanding of the Bond & Mortgage Securitites Fund,
               7.31% of shares outstanding of the Capital Preservation Fund, 0.01% of shares outstanding of the Governement Securities Fund,
               0.03%   of   shares    outstanding    of   the   High    Quality
               Intermediate-Term Bond Fund,
               0.13% of shares outstanding of the High Quality Long-Term Bond Fund,
               0.04% of shares outstanding of the High Quality Short-Term Bond Fund,
               25.36% of shares outstanding of the International Emerging Markets Fund,
               14.50% of shares outstanding of the International Fund I, 0.00% of shares outstanding of the International Fund II, 89.60% of shares outstanding of the LargeCap Blend Fund I, 21.09% of shares outstanding of the LargeCap Growth Fund, 0.00% of shares outstanding of the LargeCap S&P 500 Index Fund, 25.34% of shares outstanding of the LargeCap Value Fund, 0.03% of shares outstanding of the MidCap Blend Fund, 0.11% of shares outstanding of the MidCap Growth Fund, 0.02% of shares outstanding of the MidCap S&P 400 Index Fund, 0.00% of shares outstanding of the MidCap Value Fund, 0.01% of shares outstanding of the Money Market Fund, 63.94% of shares outstanding of the Partners International Fund, 0.00% of shares outstanding of the Partners LargeCap Blend Fund, 8.20% of shares outstanding of the Partners LargeCap Blend
               Fund I,
               55.53% of shares outstanding of the Partners LargeCap Growth
               Fund,
               0.00% of shares outstanding of the Partners LargeCap Growth Fund
               I,
               0.00% of shares outstanding of the Partners LargeCap Growth Fund II,
               0.00% of shares outstanding of the Partners LargeCap Value Fund, 0.05% of shares outstanding of the Partners MidCap Growth Fund, 3.61% of shares outstanding of the Partners MidCap Growth Fund I, 0.36% of shares outstanding of the Partners MidCap Value Fund, 2.20% of shares outstanding of the Partners MidCap Value Fund I,
               2.77% of shares outstanding of the Partners SmallCap Blend Fund, 0.71% of shares outstanding of the Partners SmallCap Growth Fund I,
               0.00% of shares outstanding of the Partners SmallCap Growth Fund II,
               0.01% of shares outstanding of the Partners SmallCap Value Fund, 8.58% of shares outstanding of the Partners SmallCap Value Fund I,
               0.00% of shares outstanding of the Preferred Securities Fund, 0.00% of shares outstanding of the Principal LifeTime 2010 Fund, 0.00% of shares outstanding of the Principal LifeTime 2020 Fund, 0.00% of shares outstanding of the Principal LifeTime 2030 Fund, 0.01% of shares outstanding of the Principal LifeTime 2040 Fund, 0.02% of shares outstanding of the Principal LifeTime 2050 Fund, 0.02% of shares outstanding of the Principal LifeTime Strategic Income Fund,
               0.00% of shares outstanding of the Real Estate Fund, 14.29% of shares outstanding of the SmallCap Blend Fund, 6.20% of shares outstanding of the SmallCap Growth Fund, 0.00% of shares outstanding of the SmallCap S&P 600 Index Fund, 0.23% of shares outstanding of the SmallCap Value Fund, were owned by Principal Life Insurance Company (including subsidiaries and affiliates) on May 17, 2004.

               Principal Tax-Exempt Bond Fund, Inc. (a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on May 17, 2004.

               Principal Variable Contracts Fund, Inc. (a Maryland Corporation) 100% of shares outstanding of the following Accounts owned by Principal Life Insurance Company and its Separate Accounts on May 17, 2004: Asset Allocation, Balanced, Bond, Capital Value, Equity Growth, Equity Income (f/k/a Utilities), Government Securities, Growth, International, International Emerging Markets, International SmallCap, LargeCap Blend, LargeCap Growth Equity, LargeCap Stock Index, LargeCap Value, Limited Term Bond, MidCap, MidCap Growth, MidCap Value, Money Market, Real Estate, SmallCap, SmallCap Growth and SmallCap Value.

          Subsidiary wholly-owned by Principal Financial Services (Australia),
          Inc.:

          a. Principal Tactical Asset Management Pty Limited (Australia) a company that engages in management of futures positions.

          b.   Principal  Global  Investors   (Australia)  Service  Company  Pty
               Limited a company established to be the employer of Australian employees.

          c. Principal Capital Global Investors Limited (Australia) An SEC registered investment advisor which manages international funds (non-Australian) residents).

          d. Principal Financial Group Australia Pty Ltd. an Australian holding company.

          Subsidiary wholly-owned by Principal International de Chile, S.A.:

          b. Principal Compania de Seguros de Vida Chile S.A. (Chile) life insurance company.

          Subsidiary organized and wholly-owned by Principal Financial Group Investments (Australia) Pty Limited:

          a.   Principal Hotels Holdings Pty Ltd. an Australia holding company.

          Subsidiary wholly-owned by Principal Asset Management Company (Asia) Limited (Hong Kong)

          a.   Dao Heng Fund Management Limited (Hong Kong)

          Subsidiary wholly-owned by Principal International (Asia) Limited (Hong Kong):

          a. Principal Global Investors (Asia) Limited a Hong Kong company that provides sales, marketing and client services support for Principal Capital management funds and institutional investors.

          Subsidiaries wholly-owned by Principal International Argentina, S.A. (Argentina):

          a. Principal Retiro Compania de Seguros de Retiro, S.A. (Argentina) an annuity company.

          b. Principal Life Compania de Seguros, S.A. (Argentina) a life insurance company.

          Subsidiary wholly-owned by Principal Afore, S.A. de C.V. (Mexico):

          a. Principal Siefore, S.A. de C.V. (Mexico) an investment fund company.

          Subsidiaries wholly-owned by Principal Global Investors, LLC:

          a. Post Advisory Group, LLC (Delaware) a limited liability company whose role is an asset management firm that specializes in high yield fixed-income investments.

          b. Principal Enterprise Capital, LLC (a Delaware Corporation) a limited liability company involved in the management of investments in real estate operating companies on behalf of institutional investors.

          c.   Principal Commercial  Acceptance,  LLC (a Delaware Corporation) a
               limited   liability   company   involved  in  the  management  of
               commercial real estate mortgage loans.

          d. Principal Real Estate Investors, LLC (a Delaware Corporation) a limited liability company involved as a registered investment advisor focusing on the management of commercial real estate investments on behalf of institutional investors.

          e. Principal Commercial Funding, LLC (a Delaware Corporation) a limited liability company engaged in the business of issuing commercial mortgage-backed securities.

          f. Principal Capital Futures Trading Advisor, LLC a Delaware limited liability company which is a commodities trading advisor.

          g.   Principal  Global Investors Trust (Delaware) a business trust and
               private   investment  company  offering   non-registered   units,
               initially, to tax-exempt entities.

          h. Spectrum Asset Management, Inc. (Connecticut) A corporation specializing in all aspects of the preferred market including portfolio management, risk management and trading.

          Subsidiaries wholly-owned by Principal Holding Company:

          a. Principal Generation Plant, LLC a Delaware limited liability company that sells excess power.

          b. Principal Bank (a Federal Corporation) a Federally chartered direct delivery savings bank.

          c.   Patrician   Associates,   Inc.  (a  California   Corporation)   a
               corporation   that   engages  in  real   estate   joint   venture
               transactions with developers.

          d.   Petula  Associates,  Ltd.  (an Iowa  Corporation) a
               corporation   that   engages  in  real   estate   joint   venture
               transactions with developers.

          e.   Principal Development Associates, Inc. (a California Corporation)
               a   corporation   that  engages  in  real  estate  joint  venture
               transactions with developers.

          f. Principal Spectrum Associates, Inc. (California) a corporation which engages in real estate joint venture transactions with developers.

          g. Principal FC, Ltd. (an Iowa Corporation) a limited purpose investment corporation.

          h.   Equity  FC,  Ltd.   (an  Iowa   Corporation)   general   business
               corporation which engages in commercial invsetment transactions.

          i. Principal Delaware Name Holding Company, Inc. (Delaware) a corporation which is currently inactive.

          j. Principal Asset Markets, Inc. (an Iowa Corporation) a corporation which is currently inactive.

          k. Principal Residential Mortgage, Inc. (an Iowa Corporation) a full service mortgage banking company that makes and services a wide variety of loan types on a nationwide basis.

          l. Principal Portfolio Services, Inc. (an Iowa Corporation) a corporation which is currently inactive.

          m. HealthRisk Resource Group, Inc. (an Iowa Corporation) a general business coropration engaged in providing managed care expertise and administrative services to provider organizations involved in risk-assuming contracts for helth care ervices.

          n. Preferred Product Network, Inc. (a Delaware corporation) an insurance broker which markets selected products manufactured outside the Principal Financial Group.

          o. Principal Health Care, Inc. (an Iowa Corporation) a managed care company.

          p. Dental-Net, Inc. (an Arizona Corporation) a managed dental care services organization. HMO and dental group practice.

          q. Principal Financial Advisors, Inc. (an Iowa Corporation) a registered investment advisor offering asset allocation services for pension plans..

          r. Delaware Charter Guarantee & Trust Company, d/b/a Trustar Retirement Services (a Delaware Corporation) a corporation that acts as a trustee through which individuals may direct the ivnestments of their IRA, HR-10 and 401(k) plan accounts, and also provides such prototype plans and record keeping services.

          s. Professional Pensions, Inc. (a Connecticut Corporation) a corporation engaged in sales, marketing and administration of group insurance plans and third-party administrator for defined contribution plans.

          Subsidiary wholly-owned by Executive Benefit Services, Inc.:

          a.   Executive  Broker  Dealers   Services,   LLC  (a  North  Carolina
               Corporation) A limited liability company anticipated to be a registered broker-dealer.

          Subsidiary wholly-owned by Petula Associates, Ltd.

          a. Petula Prolix Development Company (Iowa) a general business corporation involved in joint real estate ventures.

         Subsidiary wholly-owned by Principal Residential Mortgage, Inc.:

          a. Principal Wholesale Mortgage, Inc. (an Iowa Corporation) currently inactive.

          b. Principal Mortgage Reinsurance Company (a Vermont corporation) a mortgage reinsurance company.

          c. Principal Residential Mortgage Funding, LLC (Delaware a limited liability company which purchases and holds residential mortgage loans.

          d.   Principal  Residential  Mortgage  Servicing,   LLC  (Delaware)  a
               limited liability company which acquires mortgage servicing rights.

          e. Principal Residential Mortgage Capital Resources, LLC (Delaware) a limited liability company formed in 2000 for the limited purposes of holding, financing and selling mortgage loans acquired on a servicing released basis from Presidential Residential Mortgage, Inc. pending sales of the loans to third parties, primarily Freddie Mac, Fannie Mae and Ginnie Mae.

          Subsidiaries wholly-owned by Dental-Net, Inc.

          a. Employers Dental Services, Inc. (an Arizona corporation) a prepaid dental plan organization.

          Subsidiaries wholly-owned by Professional Pensions, Inc.:

          a. Benefit Fiduciary Corporation (a Rhode Island corporation) serves as a corporate trustee for retirement trusts.

          b. PPI Employee Benefits Corporation (a Connecticut corporation) a registered broker-dealer, limited to the sale of open-end mutual funds and variable insurance products.

          c. Boston Insurance Trust, Inc. (a Rhode Island corporation) a corporation which serves as a corporate trustee for retirement trusts.

          Subsidiaries wholly-owned by Principal Global Investors (Australia) Service Company Pty Ltd.:

          a.   Principal   Global  Investors   (Australia)   Limited  a  company
               established to hold the responsible entity license regarding non-property business.

          b. Principal Real Estate Investors (Australia) Limited a company established to hold the responsible entity license regarding property business.

          Subsidiary  wholly-owned  by Principal  Financial  Group Australia Pty
          Ltd.

          a. Principal Investments (Australia) Limited a Delaware holding company.

          Subsidiaries owned by Principal Compania de Seguros de Vida Chile S.A. (Chile):

          a. Principal Tanner Administradora General De Fondos Mutuos S.A. (Chile) a corporation organized for the administration of various funds.

          b. Principal Creditos Hipotecarios, S.A. (Chile) a residential mortgage company.

          Subsidiary organized and wholly-owned by Principal Hotels Holdings Pty Ltd.:

          a.   Principal Hotels Australia Pty Ltd. an Australia holding company.

          Subsidiary  wholly-owned by Principal Investments (Australia) Limited:

          a.   Principal   Australia   (Holdings)  Pty  Limited   (Australia)  a
               commercial and investment banking and asset management company.

          Subsidiary organized and wholly-owned by Principal Hotels Australia Pty Ltd.:

          a. Principal Hotel Limited an Australia corporation, which is the hotel operating/managing company of the BT Hotel Group.

Item 27.  Number of Contractowners - As of: March 31, 2004

                     (1)                          (2)               (3)
                                             Number of Plan      Number of
          Title of Class                      Participants     Contractowners
          --------------                     --------------    --------------
          BFA Variable Annuity Contracts           44                   6
          Pension Builder Contracts               315                 188
          Personal Variable Contracts             297                  13
          Premier Variable Contracts            1,074                  48
          Flexible Variable Annuity Contract   55,325              55,325
          Freedom Variable Annuity Contract     1,416               1,416

Item 28.  Indemnification

               None

Item 29.       Principal Underwriters

(a) Princor Financial Services Corporation, principal underwriter for Registrant, acts as principal underwriter for, Principal Balanced Fund, Inc., Principal Bond Fund, Inc., Principal Capital Value Fund, Inc., Principal Cash Management Fund, Inc., Principal Equity Income Fund, Inc., Principal Government Securities Income Fund, Inc., Principal Growth Fund, Inc., Principal International Emerging Markets Fund, Inc., Principal International Fund, Inc., Principal International SmallCap Fund, Inc., Principal Investors Fund, Inc., Principal LargeCap Stock Index Fund, Inc., Principal Limited Term Bond Fund, Inc., Principal MidCap Fund, Inc.,
     Principal Partners Blue Chip Fund, Inc., Principal Partners Aggressive Growth Fund, Inc., Principal Partners LargeCap Blend Fund, Inc., Principal Partners LargeCap Value Fund, Inc. Principal Partners MidCap Growth Fund, Inc., Principal Partners SmallCap Growth Fund, Inc., Principal Real Estate Securities Fund, Inc., Principal SmallCap Fund, Inc., Principal Tax-Exempt Bond Fund, Inc., Principal Variable Contracts Fund, Inc. and for variable annuity contracts participating in Principal Life Insurance Company Separate Account B, a registered unit investment trust, and for variable life insurance contracts issued by Principal Life Insurance Company Variable Life Separate Account, a registered unit investment trust.

(b)       (1)                 (2)
                               Positions
                               and offices
  Name and principal           with principal
  business address             underwriter

     Lindsay L. Amadeo        Assistant Director -
     The Principal            Marketing Services
     Financial Group
     Des Moines, IA 50392

     John E. Aschenbrenner    Director
     The Principal
     Financial Group
     Des Moines, IA 50392

     Patricia A. Barry        Assistant Corporate Secretary
     The Principal
     Financial Group
     Des Moines, IA 50392

     Craig L. Bassett         Treasurer
     The Principal
     Financial Group
     Des Moines, IA 50392

     Michael J. Beer          Executive Vice President
     The Principal
     Financial Group
     Des Moines, IA  50392

     David J. Brown           Senior Vice President
     The Principal
     Financial Group
     Des Moines, IA 50392

     Jill R. Brown            Vice President and Chief Financial Officer
     The Principal
     Financial Group
     Des Moines, IA 50392

     P. Scott Cawley          Product Marketing Officer
     The Principal
     Financial Group
     Des Moines, IA  50392

     Ralph C. Eucher          Director , President and Chief Executive
     The Principal            Officer
     Financial Group
     Des Moines, IA  50392

     Arthur S. Filean         Senior Vice President
     The Principal
     Financial Group
     Des Moines, IA 50392

     Michael P. Finnegan      Senior Vice President - Investment Services
     The Principal
     Financial Group
     Des Moines, IA  50392

     Paul N. Germain          Vice President -
     The Principal            Mutual Fund Operations
     Financial Group
     Des Moines, IA  50392

     Ernest H. Gillum         Vice President -
     The Principal            Product Development
     Financial Group
     Des Moines, IA 50392

     Susan R. Haupts          Marketing Officer
     The Principal
     Financial Group
     Des Moines, IA  50392

     Joyce N. Hoffman         Sr. Vice President and
     The Principal            Corporate Secretary
     Financial Group
     Des Moines, IA 50392

     Peter R. Kornweiss       Vice President
     The Principal
     Financial Group
     Des Moines, IA 50392

     Elise M. Pilkington      Assistant Director -
     The Principal            Retirement Consulting
     Financial Group
     Des Moines, IA  50392

     Martin R. Richardson     Operations Officer -
     The Principal            Broker/Dealer Services
     Financial Group
     Des Moines, IA 50392

     Michael D. Roughton      Counsel
     The Principal
     Financial Group
     Des Moines, IA 50392

     James F. Sager           Vice President
     The Principal
     Financial Group
     Des Moines, IA 50392

     Jean B. Schustek         Assistant Vice President -
     The Principal            Registered Products
     Financial Group
     Des Moines, IA  5092

     Kyle R. Selberg          Vice President-Marketing
     The Principal
     Financial Group
     Des Moines, IA 50392

     Karen E. Shaff           Director, Senior Vice President
     The Principal            and General Counsel
     Financial Group
     Des Moines, IA 50392

     Minoo Spellerberg        Vice President and
     The Principal            Compliance Officer
     Financial Group
     Des Moines, IA  50392

     Jamie K. Stenger         Assistant Director - Compliance
     The Principal Financial
     Group

     Larry D. Zimpleman       Chairman of the Board and
     The Principal            Director
     Financial Group
     Des Moines, IA  50392



(c)           (1)                       (2)

                                      Net Underwriting
            Name of Principal           Discounts and
               Underwriter               Commissions

       Princor Financial                 $14,897,344
       Services Corporation

              (3)                       (4)                 (5)

         Compensation on            Brokerage
        Events Occasioning          Commissions         Compensation
        the Deduction of a
        Deferred Sales Load

                0                       0                    0

Item 30.  Location of Accounts and Records

          All accounts, books or other documents of the Registrant are located at the offices of the Depositor, The Principal Financial Group, Des Moines, Iowa 50392.

Item 31.  Management Services

          Inapplicable

Item 32.  Undertakings

          The Registrant undertakes that in restricting cash withdrawals from Tax Sheltered Annuities to prohibit cash withdrawals before the Participant attains age 59 1/2, separates from service, dies, or becomes disabled or in the case of hardship, Registrant acts in reliance of SEC No Action Letter addressed to American Counsel of Life Insurance (available November 28, 1988). Registrant further undertakes that:

          1.   Registrant  has included  appropriate  disclosure  regarding  the redemption restrictions imposed by Section 403(b)(11) in its registration statement, including the prospectus, used in connection with the offer of the contract;

          2. Registrant will include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

          3. Registrant will instruct sales representatives who solicit Plan Participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential Plan Participants; and

          4.   Registrant will obtain from each Plan Participant who purchases a
               Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the Plan Participant's understanding of (a) the restrictions on redemption imposed by
               Section 403(b)(11), and (b) the investment alternatives available under the employer's Section 403(b) arrangement, to which the Plan Participant may elect to transfer his contract value.

  REPRESENTATION PURSUANT TO SECTION 26 OF THE INVESTMENT COMPANY ACT OF 1940

Principal Mutual Life Insurance Company represents the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Principal Life Insurance Company Separate Account B, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereto duly authorized in the City of Des Moines and State of Iowa, on the 4th day of June, 2004.

                         PRINCIPAL LIFE INSURANCE COMPANY
                         SEPARATE ACCOUNT B

                                 (Registrant)


                                 (Registrant)

                                   /s/ J. Barry Griswell
                         By ______________________________________________
                              J. Barry Griswell
                              Chairman, President and Chief Executive Officer


                         By  PRINCIPAL LIFE INSURANCE COMPANY

                                 (Depositor)

                                   /s/ J. Barry Griswell
                         By ______________________________________________
                              J. Barry Griswell
                              Chairman, President and Chief Executive Officer

Attest:

/s/ Joyce N. Hoffman
-----------------------------------
Joyce N. Hoffman
Senior Vice President and
  Corporate Secretary


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature                          Title                           Date

/s/ J. B. Griswell             President, Chairman and         06/04/2004
--------------------           Chief Executive Officer
J. B. Griswell


/s/ G. B. Elming               Vice President and              06/04/2004
--------------------           Controller (Principal
G. B. Elming                   Accounting Officer)



/s/ M. H. Gersie               Executive Vice President        06/04/2004
--------------------           and Chief Financial Officer
M. H. Gersie                   (Principal Financial
                               Officer)


  (B. J. Bernard)*             Director                        06/04/2004
--------------------
B. J. Bernard


  (J. Carter-Miller)*          Director                        06/04/2004
--------------------
J. Carter-Miller


  (G. E. Costley)*             Director                        06/04/2004
--------------------
G. E. Costley


  (D. J. Drury)*               Director                        06/04/2004
--------------------
D. J. Drury


  (C. D. Gelatt, Jr.)*         Director                        06/04/2004
--------------------
C. D. Gelatt, Jr.


  (S. L. Helton)*              Director                        06/04/2004
--------------------
S. L. Helton


  (C. S. Johnson)*             Director                        06/04/2004
--------------------
C. S. Johnson


  (W. T. Kerr)*                Director                        06/04/2004
--------------------
W. T. Kerr


  (R. L. Keyser)*              Director                        06/04/2004
--------------------
R. L. Keyser


  (V. H. Loewenstein)*         Director                        06/04/2004
--------------------
V. H. Loewenstein


  (A. K. Mathrani)*            Director                        06/04/2004
--------------------
A. K. Mathrani


  (F. F. Pena)*                Director                        06/04/2004
--------------------
F. F. Pena


  (E. E. Tallett)*             Director                        06/04/2004
--------------------
E. E. Tallett


                          *By    /s/ J. Barry Griswell
                                 ------------------------------------
                                 J. Barry Griswell
                                 Chairman, President and Chief Executive Officer

                                 Pursuant to Powers of Attorney
                                 Previously Filed or Included